Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE ON OCTOBER 30, 2015

As filed with the Securities and Exchange Commission on                    , 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Draft Submission No. 1

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Focus Financial Partners Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6282 (Primary Standard Industrial Classification Code Number)	47-4780811 (IRS Employer Identification No.)

825 Third Avenue, 27th Floor
New York, NY 10022
(646) 519-2456
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

J. Russell McGranahan
General Counsel
825 Third Avenue, 27th Floor
New York, NY 10022
(646) 519-2456
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert Seber Michael J. Swidler Brenda K. Lenahan Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, New York 10103 (212) 237-0000	Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Class A common stock, par value $0.01 per share	$	$

(1)
Includes Class A common stock issuable upon exercise of the underwriters' option to purchase additional shares of Class A common stock to cover overallotments, if any.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)
To be paid in connection with the initial filing of the registration statement.

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated                        , 2015

P R O S P E C T U S

          Shares

Focus Financial Partners Inc.

Class A Common Stock

        This is Focus Financial Partners Inc.'s initial public offering. We are offering                shares of our Class A common stock.

        We expect the initial public offering price to be between $            and $            per share. Currently, no public market exists for our Class A common stock. We intend to apply to list our shares of Class A common stock on the NASDAQ Global Select Market under the symbol "FOCS."

        Investing in our Class A common stock involves risks that are described in the "Risk Factors" section beginning on page 25 of this prospectus.

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act and will therefore be subject to reduced reporting requirements. Please read "Prospectus Summary—Emerging Growth Company Status."

	Per Share	Total

Initial public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to us(1)	$	$

(1)
We have agreed to reimburse the underwriters for certain FINRA-related expenses. Please read "Underwriting."

        The underwriters may also exercise their option to purchase up to an additional                shares of our Class A common stock from us, at the initial public offering price less the underwriting discount, for 30 days after the date of this prospectus to cover overallotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares of Class A common stock will be ready for delivery on or about                        , 2015.

Joint Book-Running Managers

BofA Merrill Lynch	Goldman, Sachs & Co.

BMO Capital Markets	SunTrust Robinson Humphrey

The date of this prospectus is                        , 2015.

[INSIDE COVER ARTWORK]

        Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of our Class A common stock and seeking offers to buy shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time

i

of any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

        Through and including                        (the 25th day after the date of this prospectus), all dealers effecting transactions in shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Industry and Market Data

        Unless otherwise indicated, industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. Certain information contained in "Prospectus Summary" and "Business" is based on studies, analyses and surveys prepared by Cerulli Associates, Inc., Capgemini/RBC Wealth Management, IBISWorld Inc. and other third-party sources. While we are not aware of any misstatements regarding the industry data presented herein, such data involve uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors," "Special Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Trademarks and Trade Names

        We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks or trade names in this prospectus is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

A LETTER FROM RUEDIGER ADOLF

        Going public is a big step in the evolution of any business. It is an even bigger step for a wealth management business that evolved from my kitchen table in 2006.

        As a McKinsey & Company consultant and an industry executive at American Express, I had a deep understanding of the wealth management industry but was saddened by the quality of advice available to investors. It was clear to me that investors receiving "advice" based on the low suitability standard from employees working for too large, inflexible institutions with legacy systems, lack of transparency and limited, often proprietary choices, compensated by commissions and with large overheads and inferior economics was not the model of the future: The traditional market leaders will continue to lose market share for years to come!

        Through my travels, I encountered a superior model that is held to a higher standard of care, that is closer to the client than any large institution could ever be and that—I strongly believe—is more closely aligned with clients' interests: this is the world of the registered investment advisor, or RIA, long working away from the limelight but now the place-to-be for clients seeking superior wealth management services. RIAs are held to the fiduciary standard with a duty to place the interest of their clients above their own and to act in their client's best interest with due care and sense of loyalty, interestingly, principles that date back 4,000 years to the Code of Hammurabi.

        However, the more I learned about the RIA model, the more I believed it could be even more successful. What if a business existed that could:

          (1)   . .. . "credentialize" an RIA without forcing it into a singular operating model, like a "Good Housekeeping Seal of Approval," telling investors they were dealing with a small, accountable firm which simultaneously had the credentials of a much larger organization behind it.

          (2)   . .. . add value to these entrepreneurs by introducing them to best practices in marketing, operations and technology; helping them achieve purchasing power when beneficial to their business and clients; and providing them with access to subject matter experts they could never afford to hire on their own.

          (3)   . .. . provide access to significant capital for acquisitions, changing the growth trajectory and potential for success of the many already-outstanding RIA firms in the industry.

          (4)   . .. . solve the only true "crisis" the RIA industry is facing: succession planning. Many of the advisors I met did not have a viable management succession plan for their firm, creating risks for their clients, their employees and their families . . . successions is where scale and capital matters.

        Equipped with a fresh and differentiated approach, as well as access to plenty of capital, such a business could provide a tremendous service to the RIA industry and its clients.

        There was a final, critical lesson I had learned in my childhood days working for my dad's highly respected accounting firm that he had founded: "Never, never turn a successful entrepreneur into an employee." RIAs are entrepreneurs and, as fiduciaries, they are ferociously independent. As banks that acquire RIAs have consistently demonstrated: "If you turn the entrepreneur into an employee, you destroy what you just acquired!"

        When I walk into the offices of my partner firms or prospects, it often feels like walking into exactly the type of office my father had built. There is tremendous pride in what they accomplish, and most importantly, pride in serving their clients in the best way they possibly can.

        The opportunity was identified, the objectives were set, but how could such a business be built?

        Focus is a business that really did start with a sketch on a napkin at my kitchen table, followed by talking to many people about the idea (most of whom advised me to "get a real job"). However, two former colleagues from American Express and McKinsey & Company were compelled by the vision: my two co-founders Lenny Chang and Rajini Kodialam. The three of us developed the detailed economic, legal and operational model and inspired our first group of partner firms to join our vision and launch the business in 2006.

        Yes, there were surprises, and it is important to highlight them:

  •
  RIA Hesitation:  Telling the Focus story before we were "real" was a tremendous challenge. Many people in the industry believed we were "on to something" but thought it impossible to execute. This is where our model of entrepreneurship paid its biggest dividends: a superior solution attracts the most successful players: Buckingham, GW & Wade, The Colony Group, Merriman . . . over 30 firms in all. We did not initially envision the quality of firms we ultimately attracted.

  •
  The Power of Diversity:  Our partner firms are united by their passion for their clients, their expertise and a commitment to the fiduciary standard. But there is also great diversity in their business models from a client focus, breadth of service and investment management perspective. Their diversity is a terrific source of strength: twice a year the principals of our partner firms meet to share their experiences and update each other (as well as to hear about Focus' evolution, welcome new principals from new partner firms to our partnership and meet prospects). This is only possible under Focus' differentiated partnership model.

  •
  Adding Value:  "Never turning entrepreneurs into employees" does not exclude adding value! Many of our partner firms have more than doubled their revenues since they joined Focus and we have been a catalyst in their journey. Often new partner firms need more scalable technology and operations solutions or need to hire additional talent. Often their marketing capabilities are only in a nascent stage, and almost always they need a new approach toward succession planning. Probably our highest impact is our ability to support their acquisitions with our marketing, capital and deal expertise. Many firms have never done a transaction before and wisely decide not to "moonlight" in the acquisitions business.

  •
  2008:  Learning from my and Rajini's years at McKinsey & Company and Lenny's at The Boston Consulting Group, we of course had stress-tested our model in countless scenarios. However, the magnitude of the 2008 disruption we did not test. In 2008, we were just emerging from "start-up" to becoming a "respectable" business after a highly successful 2007. This was not an easy time for our clients, our partner firms or management. However, the prudent advice our partner firms gave to their clients, going well beyond just investments, helped to preserve the balances in their portfolios and led to stronger client relationships with our partner firms and to Focus emerging from 2008 stronger than ever.

  •
  Breakaway Brokers:  Our initial business plan did not include Focus supporting wealth management professionals as they leave the wirehouses. But as our model gained traction in the RIA space, we started a dialogue with highly successful wealth management teams that felt stifled by the limitations and conflicts of the traditional model. Our first breakaway team joined us in October 2008, creating a tremendously successful advisory business and a model for many more transactions or "lift outs."

  •
  International Expansion:  Rajini and I are immigrants, so we always thought about Focus as a global opportunity but somewhere "down the road." Focus now has a presence in the United Kingdom and Canada and has established a small JV in China, and we are convinced that—while there is still virtually unlimited opportunity in the United States—clients looking for high quality advice delivered by nimble entrepreneurs is a global phenomenon. Regulation in various countries is creating higher standards of care, favoring fee-based compensation and creating transparency and disclosure that at times actually leapfrogs the standards of the United States.

  •
  Raising Debt:  Raising capital in 2005 was certainly easier than it would be now—it was also very helpful that there was no "Focus" to compete with as our idea was novel for this industry. However, to our surprise, only months after we closed our first number of transactions, we managed to raise debt, a critical component in our balance sheet structure. From our first $10.0 million credit facility with Comerica Bank, who is still a lender today, scaling to the $1.0 billion credit facility, inclusive of our accordion feature, that supports our business today under the leadership of Bank of America, N.A., SunTrust Bank, BMO Harris Bank N.A., The Bank of Tokyo-Mitsubishi, UFJ, LTD, Fifth Third Bank, Goldman Sachs Bank USA, Citizens Bank, N.A., U.S. Bank, N.A., The Huntington National Bank, BankUnited, N.A, Firstbank Florida and Comerica Bank, Focus has always had the resources to support its rapid growth.

        Clearly this business has been successful, has strong access to capital and has created tremendous returns for our principals and the existing owners of Focus. So why are we considering going public? We believe that Focus will benefit from:

  •
  Balance Sheet Flexibility:  As a public company, we can tap into additional and more flexible sources of capital. We have never been capital-constrained. However, adding additional tools to our existing financing is a prudent step in our evolution.

  •
  Public Currency:  Our deals are typically structured as a combination of cash and our equity. Occasionally our private currency is an advantage, in other situations prospects would prefer to "exchange" their private currency for a public currency.

  •
  Marketing:  No question, a successful initial public offering is a terrific credentializing event for Focus. As such, the initial public offering will be an important step towards building the Focus "brand" in a way that supports our partner firms' marketing without taking away their differentiated positioning.

        We recognize that being a public company comes with responsibility that goes beyond just the legal standards. We will manage Focus with a high level of transparency and continue to invest carefully and manage the business with a long-term perspective motivated by business fundamentals. In this way, we will preserve the sense of responsibility I learned through my father's business and that we share with all of the entrepreneurs who are members of our partnership.

        In the same vein, a business that adds value creates shareholder returns. We recognize that Focus' capital will be your capital and that our responsibility is to manage it prudently.

        We are proud of the scale that we have already achieved, but we believe that Focus will continue to have terrific opportunities ahead:

  •
  The RIA space is our terrific home market. Since our founding, we have created a vast network of relations with prospects and other industry players and significant acquisition expertise. Sometimes the time may not have been right for a transaction, but when the time is right, prospects will give us serious consideration. Acquisitions and our program, Focus Successions, will provide tremendous opportunities for our partner firms and Focus.

  •
  Selectively, the breakaway space will remain highly attractive. As the brokerage industry continues to lose market share, it will keep on squeezing its advisors and clients economically. This will continue to create terrific opportunities for Focus. However, we will remain very selective in the type of teams that qualify to join our partnership as we believe only selective brokers can be successful entrepreneurs and are willing to commit to the fiduciary standard.

v

  •
  We will continue to develop innovative value-add programs for our partner firms that only a player of our scale and strength can develop. Our partner firms are demanding and they are constantly pushing our innovation.

  •
  Our international strategy is at its beginning, but we have the resources and terrific market access and have built the foundation for prudent expansion.

        It is our aspiration to be the partnership of choice for entrepreneurial, growth-oriented and sophisticated wealth management firms who "have their heart in the right place" and are committed to outstanding wealth management services for their clients.

        Thank you for your interest in Focus. I am honored to lead this organization and grateful to our partner firms and the countless people who believed in our vision and trusted our leadership.

        On behalf of our partner firms, my two co-founders and our colleagues, I would like to invite you to invest in our unique business and support our transition to the next level in market leadership!

        Rudy

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment decision, including the information under the headings "Risk Factors," "Special Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and the historical and pro forma consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. The information presented in this prospectus assumes (i) an initial public offering price of $            per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus) and (ii) unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of Class A common stock to cover overallotments, if any.

        Unless otherwise indicated or the context otherwise requires, all references in this prospectus to "we," "us," "our," the "Company," "Focus" and similar terms refer (i) for periods prior to giving effect to the reorganization transactions described under "Internal Reorganization," to Focus Financial Partners, LLC and its consolidated subsidiaries and (ii) for periods beginning on the date of and after giving effect to such reorganization transactions, to Focus Financial Partners Inc. and its consolidated subsidiaries. Also, unless otherwise indicated or the context otherwise requires, all information in this prospectus gives effect to the reorganization transactions. "Focus LLC" refers to Focus Financial Partners, LLC, a Delaware limited liability company and a consolidated subsidiary of ours following the reorganization transactions. The term "partner firms" refers to our consolidated subsidiaries engaged in wealth management and related services, the businesses of which are typically managed by the principals. The term "principals" refers to the wealth management professionals who manage the businesses of our partner firms pursuant to the relevant management agreement. The term "our partnership" refers to our business and relationship with our partner firms and is not intended to describe a particular form of legal entity or a legal relationship. For explanations of certain terms used in this prospectus, please read "Glossary" beginning on page A-1.

 Our Company

        We are a leading partnership of independent, fiduciary wealth management firms led by entrepreneurs operating at the forefront of the highly fragmented registered investment advisor ("RIA") industry and supporting its rapid expansion and consolidation. Our partner firms primarily service high net worth individuals and families by providing highly differentiated and comprehensive wealth management services compared to other industry participants such as traditional brokers and banks. Our partner firms benefit from our intellectual and financial resources, operating in a scaled business model with aligned interests, while retaining their entrepreneurial culture and independence.

        Our partnership is built on the following principles, which enable us to attract and retain high-quality wealth management firms and accelerate their growth:

  •
  Entrepreneurship:  Emphasis on the entrepreneurial spirit, independence and unique culture of each partner firm.

  •
  Fiduciary Standard:  Partnership with wealth management firms that are held to the fiduciary standard in serving their clients.

  •
  Alignment of Interests:  Alignment of principals' interests with the interests of Focus through our differentiated partnership and economic model.

  •
  Value-Add Program:  Empowerment of our partner firms through collaboration on strategy, growth and acquisition opportunities, marketing, technology and operational expertise, best practices and access to world-class intellectual resources and capital to fund expansion and acquisitions.

        We were founded by entrepreneurs and began revenue-generating and acquisition activities in 2006. Since that time, we have:

  •
  created a partnership of over 30 partner firms, the substantial majority of which are RIAs registered with the Securities and Exchange Commission (the "SEC") pursuant to the Investment Advisers Act of 1940 (the "Advisers Act");

  •
  built a business with revenues of $325.6 million for the year ended December 31, 2014 and $181.8 million for the six months ended June 30, 2015;

  •
  established an attractive revenue model whereby in excess of 90% of our revenues for the six months ended June 30, 2015 were fee-based and recurring in nature;

  •
  built a partnership model currently comprised of over 1,400 wealth management-focused principals and employees; and

  •
  established a national footprint across the United States and expanded our international footprint into the United Kingdom, Canada and China.

        We are at the forefront of a fundamental shift in the growing wealth management services industry. The population of high net worth individuals continues to grow globally and has reached record levels in the United States. In addition, due to the significant increase in retirees in the United States, the industry is witnessing an unprecedented flow of retirement assets from company-sponsored plans into flexible investment accounts. Additionally, the delivery of wealth management services is moving from traditional brokerage-based platforms to a fiduciary, open architecture and fee-based structure. This shift has resulted in a significant transfer of client assets and wealth management professionals out of traditional brokerage-based platforms to independent wealth management practices. We believe that our scaled business model positions us to benefit from these trends.

        The independent wealth management industry, including RIAs, is highly fragmented, which we believe enables us to continue our growth strategy of acquiring high-quality wealth management firms, directly and through acquisitions by our partner firms. We have a track record of enhancing the competitive position of our partner firms by providing them with access to the resources of our large organization. Our scale enables us to help our partner firms achieve operational efficiencies and ensure organizational continuity. Additionally, our scale and value-added services increase our partner firms' ability to achieve growth through a variety of tactical, operational and strategic initiatives, as well as the consummation of their own acquisitions. As our existing partner firms benefit from these growth initiatives, we continue to focus on acquisitions of new partner firms.

        Our partnership is comprised of trusted professionals providing comprehensive wealth management services under a largely recurring, fee-based model, which differentiates our partner firms from the traditional brokerage-based platforms whose revenues are largely derived from commissions. We derive a substantial majority of our revenues from wealth management fees for investment advice, financial and tax planning, consulting, tax return preparation, family office services and other services. We also generate other revenues from recordkeeping and administration service fees, commissions and distribution fees.

        For the year ended December 31, 2014, we generated total revenues of $325.6 million and Adjusted EBITDA of $67.8 million. For the six months ended June 30, 2015, we generated total revenues of $181.8 million and Adjusted EBITDA of $36.3 million. Over the last two fiscal years, we have grown our total revenues and our Adjusted EBITDA at compounded annual growth rates ("CAGR") of 24.9% and 25.4%, respectively. We expect our growth to continue as a result of the growth of our partner firms, attractive market and industry tailwinds and ongoing acquisition opportunities within the fragmented wealth management industry. For additional information regarding our non-GAAP financial measures, including a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Business."

Our Partnership Model

        Our differentiated partnership model has allowed us to grow and enhance our leadership position in the wealth management industry. The hallmarks of our model include:

  •
  Selective Approach.  We are highly selective in choosing our partner firms and conduct extensive financial, legal, tax, operational and business due diligence. We evaluate a variety of criteria including the quality of the wealth management professionals, historical revenues and cash flows, the recurring nature of the revenues, compliance policies and procedures and the alignment of interests between wealth management professionals and clients. We focus on firms with owners who are committed to the long-term management and growth of their business.

  •
  Alignment of Interests.  We generally acquire substantially all of the assets of the firm we choose to partner with but only a portion of the underlying economics in order to align the principals' interests with our own objectives. To determine the acquisition price, we first estimate the operating cash flow of the business based on current and projected levels of revenue and expense, before compensation and benefits to the selling principals or other individuals who become principals. We refer to the operating cash flow of the business as Earnings Before Partner Compensation ("EBPC") and to this estimate as Target Earnings ("Target Earnings"). In economic terms, we typically purchase only 40% to 60% of the partner firm's EBPC. The purchase price is a multiple of the corresponding percentage of Target Earnings and consists of cash and Focus LLC equity and the right to receive contingent consideration, and may in the future include our Class A common stock. We refer to the corresponding percentage of Target Earnings on which we base the purchase price as Base Earnings ("Base Earnings"). We create downside protection for ourselves by retaining a cumulative preferred position in Base Earnings, with the excess of Base Earnings up to Target Earnings being retained by the principals via a management agreement as described below. We refer to our cumulative preferred position in Base Earnings as Acquired Base Earnings ("Acquired Base Earnings"). EBPC in excess of the Target Earnings is shared typically in accordance with the same economic percentages, creating an incentive for the principals to grow earnings above the Target Earnings.

  •
  Entrepreneurial Management.  While we generally acquire substantially all of the assets of the firm we choose to partner with, the partner firm continues to be primarily overseen by the principals who own a new management company formed concurrently with the acquisition. The newly formed operating subsidiary, the management company and the principals enter into a long-term management agreement pursuant to which the management company provides the personnel responsible for overseeing the day-to-day operations of the partner firm. The management company is entitled to management fees typically consisting of all EBPC in excess of Base Earnings up to Target Earnings, plus a percentage of EBPC in excess of Target Earnings. This ownership and management structure allows the principals to maintain an entrepreneurial spirit through autonomous day-to-day decision making, while gaining access to our extensive resources. The management company structure provides both flexibility to us and stability to our partner firms by permitting the principals to continue to build equity value in the management company as the partner firm grows and to arrange their internal economics and succession plans within the management company.

        Since 2006 when we began revenue generating and acquisition activities, we have grown to a partnership with 36 partner firms. Our acquisitions are generally structured as follows:

(1)
Focus LLC forms a wholly owned subsidiary.

(2)
In exchange for a combination of cash and Focus LLC equity and the right to receive contingent consideration, the operating subsidiary acquires substantially all of the assets of the target firm, which is owned by the selling principals, and becomes the successor firm. Following this offering, acquisition consideration may also include our Class A common stock.

(3)
The selling principals form a management company. In addition to the selling principals, the management company may include non-selling principals who become newly admitted in connection with the acquisition or thereafter.

(4)
The successor firm, the principals and the management company enter into a management agreement which typically has an initial term of six years subject to automatic renewals for consecutive one-year terms, unless earlier terminated by either the management company or us in certain limited situations. Under the management agreement, the management company is entitled to management fees typically consisting of all future EBPC of the successor firm in excess of Base Earnings up to Target Earnings, plus a percentage of any EBPC in excess of Target Earnings. Pursuant to the management agreement, the management company provides the personnel who conduct the day-to-day operations of the successor firm. Through the management agreement, we create downside protection for ourselves by retaining a cumulative preferred position in Base Earnings.

Our Market Opportunity

Overview of the Wealth Management Industry

        The market we serve is significant and expanding. The Financial Planning and Advice market in the United States, as defined by an IBISWorld report dated April 2015, is estimated to have a total revenue pool of $38.5 billion in 2015, up from $26.8 billion in 2010. Furthermore, the total revenue pool for the Financial Planning and Advice market is expected to reach $45.0 billion by 2020. The U.S. wealth management market is generally categorized into six distinct channels, including the RIA channel we focus on and five broker-dealer channels (independent broker-dealer, wirehouse, regional, bank and insurance). We believe that the RIA channel and channels with similar characteristics in other countries provide a superior structure through which to deliver wealth management services, which leads to attractive growth opportunities and a high-quality client base relative to other channels.

        The high net worth population worldwide grew at a 7.8% annual rate from 2009 to 2014, according to the Capgemini/RBC Wealth Management 2015 World Wealth Report (the "2015 World Wealth Report"). In addition, globally the wealth of high net worth individuals is expected to grow at a 7.7% annual rate from 2014 to 2017, according to the same report. We believe this trend provides an attractive underlying growth trajectory for our business. Within the larger wealth management industry, we have focused primarily on the United States to date. During 2013 and 2014, the U.S. high net worth population increased approximately 8.6% from 4.0 million to 4.4 million, which represents approximately 29.8% of the global high net worth population, according to the 2015 World Wealth Report.

Overview of the RIA Channel in the United States

        RIAs are generally focused on providing high net worth clients a full suite of wealth management services under a fee-based model. RIAs are registered with the SEC or a state's securities agency and therefore have a legal obligation to adhere to the fiduciary standard, whereas broker-dealers operate under a client suitability standard of conduct which requires only that investment recommendations be based on a reasonable inquiry into a client's situation. In addition, while RIAs are required by the fiduciary standard to make full and fair disclosure to clients of all material facts, including any potential conflicts of interest, broker-dealers have more limited disclosure obligations. Lastly, whereas broker-dealers generally operate under a commission-based system, RIAs generally operate under a fee-based system, which leads to more recurring and visible revenue streams.

        RIAs experienced the strongest growth among the wealth management channels in 2013, growing 8.3% to 28,528 total advisors, according to the Cerulli Advisor Metrics 2014 Report (the "Cerulli 2014 Advisor Report"). In addition, from 2007 to 2013 RIAs increased their share of total advisors across all channels from 7.0% to 9.9%. The number of advisors in the RIA channel is expected to grow at a CAGR of 6.5% from 2013 to 2018. This amounts to more than 39,000 advisors with an advisor headcount share of 13.0% in 2018, based on estimates from the Cerulli 2014 Advisor Report. In addition to a growing number of advisors, the RIA channel is fragmented with 12,143 RIAs as of December 31, 2013, according to the Cerulli 2014 Advisor Report. As a leading partnership of RIAs, we believe this gives us a competitive advantage for further expansion in this growing, yet fragmented, channel.

Key Trends Driving Growth of RIAs and Dually Registered Firms

        We believe there are several key factors driving the growth of RIAs and dually registered firms:

  •
  Advisors Moving Toward Independent Advisor Model.  As of December 31, 2013, 18.6% of advisors across all channels belonged to RIAs and dually registered firms (those firms that can act either in a fiduciary-based advisory capacity or a suitability-based broker capacity) collectively, and such percentage is expected to grow to 24.6% by the end of 2018, according to the Cerulli RIA Marketplace 2014 Report (the "Cerulli 2014 RIA Report"). One of the key factors driving the shift of financial advisors to the RIA channel is the ability to garner a greater share of the economics associated with the wealth management services they provide. Advisors also enjoy the increased autonomy associated with running their own firms as they can offer their customers a wider array of investment strategies and services. From time to time, we offer elite teams of wealth management professionals at traditional brokerages and wirehouses access to the Focus Independence program, which is designed to actively help teams of wealth management professionals to transition from traditional brokerages and wirehouses to the RIA model by providing assistance with business planning, staffing and transition management to minimize disruption and best position them for future growth.

  •
  Increased Demand for Independent Advice.  Recent market trends indicate a preference by clients for the independent wealth management advice provided by RIAs and dually registered firms. Wirehouse asset marketshare fell from 46.7% to 42.1% between 2007 and 2013 and is expected to fall further to 36.8% by 2018, according to the Cerulli 2014 Advisor Report. Conversely, RIAs and dually registered firms saw an increase in their collective asset marketshare from 16.0% to 19.8% between 2007 and 2013 and are expected to have an asset marketshare of 27.9% by 2018, according to the Cerulli 2014 Advisor Report. As a leading partnership of RIAs, we believe we are poised to benefit from such trends.

  •
  Lack of Succession Planning in RIA Channel.  According to the Cerulli 2014 RIA Report, 23% of RIAs plan to sell their advisory practice to an unknown outside buyer. This study and the Cerulli 2014 Advisor Report found that, as of December 31, 2013, the average age of a principal advisor was 50.8 years and over 20% of RIA advisors planned to exit the industry in the next five to ten years. We believe we are well-positioned to capture this growing need for RIAs to prepare their firms for the next generation of leadership through Focus Successions, which consists of a standardized agreement pursuant to which an RIA can transition its business upon the retirement of its principal advisors or the occurrence of a key person event to one of our existing partner firms. We currently have signed succession plans with over 60 RIAs since this program was launched in 2012.

  •
  Projected Growth of Managed Accounts.  The United States is in the midst of a generational shift where baby boomers, born between 1946 and 1964, are beginning to retire. The U.S. population aged 65 years and over is expected to increase by 78% in proportion to the total U.S. population from 2014 to 2040, becoming an estimated 21.7% of the total U.S. population in 2040, according to data from the U.S. Census Bureau. Accompanying this shift is an expected increase in demand for wealth management services as assets are moved out of 401(k) accounts and company-sponsored plans into managed accounts. This influx of retirement assets into flexible investment accounts represents a growth opportunity for the independent wealth management sector, specifically the growing RIA channel.

Expanding International Opportunities

        We believe that there are similar business and regulatory trends in several key international jurisdictions that are driving wealth management professionals toward independent, fee-based business models consistent with our partner firms' approach. In particular, in addition to targeting the RIA-led wealth management industry in the United States, we believe the heightened regulatory scrutiny and proliferating awareness of the fiduciary standard for wealth management as well as the growing population of high net worth clients in various regions globally will provide us with an increasing number of acquisition targets abroad. We have identified Canada, the United Kingdom, Western Europe and Australia as attractive markets where we expect our philosophy of fiduciary alignment and independence to resonate with potential partner firms. We also believe that Asia is an attractive market for wealth management services and presents growth opportunities in the future given the growth of the high net worth population in the region. In particular, we believe China presents a medium-term opportunity for us given the Chinese government's steps toward opening its capital and foreign exchange markets and its promotion of international investments by high net worth individuals. We believe that we are well-positioned to take advantage of the growth opportunities in these and other international markets.

  •
  International Regulatory Changes Favor Our Model.  Regulators across the globe are continuing to focus on, and to increasingly mandate, the provision of independent advice by wealth management professionals. In the United Kingdom, the Retail Distribution Review ("RDR") has created a set of rules clarifying the independence, compensation and professional standards for advisors. In particular, the RDR rules ban the payment of commissions by third-party managers for sales of investment products by advisors. These rules provide a strong incentive for advisors to adopt fee-based models. A similar prohibition is in the process of being adopted across the European Union with the implementation of the Markets in Financial Instruments Directive II ("MiFID II"), which was entered into law in July 2014 and is expected to be fully adopted by member states in 2017. A similar regulatory initiative in Australia, the Future of Financial Advice reforms, became mandatory in July 2013 and provides formal guidelines that provide structural tailwinds for the independent wealth management model.

  •
  Ongoing Wealth Creation in Asia.  The Asia-Pacific region experienced 11.4% growth in high net worth wealth in 2013 and 2014, more than any other region in the world, to a total of $15.8 trillion, according to the 2015 World Wealth Report. Asia-Pacific was forecasted to surpass North America in high net worth wealth by 2015 according to the same study. We believe that the rate of wealth creation in Asia will provide opportunities for fiduciary wealth management that aligns with our model. Additionally, jurisdictions across Asia, including China, are increasingly opening up to international ownership and participation in the provision of wealth management advice. As an initial step toward taking advantage of the developments in this highly dynamic environment, we recently established a joint venture in the Shanghai Free Trade Zone in China with the objective of connecting affluent Chinese clients to our partner firms.

        Our future international acquisitions may not be structured like our typical partner firm acquisitions. For example, the structure of our ownership interests in non-U.S. partner firms may differ from the way in which we own our U.S. partner firms.

Our Competitive Strengths

        As a leading partnership of independent, fiduciary wealth management firms led by entrepreneurs, we believe the following strengths provide us with a sustainable competitive advantage:

A Leading Partnership of Fiduciary Wealth Management Firms

        We strategically built a leading partnership of independent, fiduciary wealth management firms led by entrepreneurs through a unique, disciplined and proven acquisition strategy. Our partnership delivers key innovative features that clients are increasingly seeking in today's environment, such as adoption of the fiduciary standard and a lack of dependence on cross-selling and commission-based revenues. Our position as a large-scale partnership of wealth management firms provides significant tangible benefits to our partner firms, including acquisition opportunities. Today, we have over 30 partner firms that operate under the fiduciary standard with open-architecture access. Our model allows our partner firms to use each other as business development resources and drives innovation through Centers of Competence, our program through which we share best practices among our partner firms and provide them with value-added services. We believe we have a proven model for transitioning new wealth management firms into the partnership with minimal disruption to the operations of the firm.

Unique Value Proposition for Entrepreneurial Wealth Management Professionals

        We are actively involved in providing strategic advice and other value-added services to our partner firms without compromising their autonomy, client service or culture. As early as the acquisition due diligence process, we identify areas where we believe we can add value to a potential partner firm, and upon acquisition, we assign a relationship leader to each partner firm who is responsible for collaborating with that firm to drive business strategy and growth. Each relationship leader is tasked with intimately understanding the partner firm, identifying opportunities for growth and coordinating our value-added services to assist that partner firm in accelerating its growth. In the interest of emphasizing the independence of our partner firms, we do not impose business decisions on them but rather consult and advise.

        We have a team of approximately 50 professionals who support our partner firms by providing value-added services including marketing and business development support, advisor coaching and development and structuring compensation and incentive models along with career path planning, succession planning advice, operational and technology expertise, legal and compliance support and providing negotiating leverage with vendors. Our value-added services also include acquisition opportunities for our partner firms through a proactive outreach program, structuring transactions and providing guidance to partner firms to facilitate their integration into our partnership. Additionally, we offer offsite meetings, seminars and other opportunities for partner firms to learn and adopt best practices. We host semiannual meetings of our partner firms, as well as periodic summits for the chief investment officers, chief compliance officers, chief operating officers and chief marketing officers of our partner firms where our partner firms can gather and share industry expertise and business development practices. Our partner firms are encouraged to share best practices regularly in order to enhance their collective ability to better serve their clients. We believe the strong growth across our partner firms is evidence of the impact of our value-added services.

Proven Acquisition Expertise

        Growth through acquisitions of new partner firms by us and acquisitions by our partner firms is integral to and a core competency of our business. We have a team of approximately 50 professionals with acquisition, legal, financial, tax, compliance and operational experience devoted to our acquisition strategy. We are disciplined about both the types of wealth management firms we acquire and the terms at which we are willing to transact. Our areas of expertise include:

  •
  Sourcing.  We have an experienced team of professionals with deep industry relationships who have developed a pipeline of potential acquisitions of new partner firms. Our team also assists in identifying potential acquisition targets for our partner firms. In addition, we have relationships with many recruiting and investment banking firms in our industry, serving as an additional acquisition source for us and our partner firms.

  •
  Comprehensive due diligence.  Having grown to a partnership with 36 partner firms and conducted due diligence on many more target firms, we have developed expertise in identifying the highest quality wealth management firms. Our comprehensive due diligence process includes distinct qualitative and quantitative factors and, over time, we have developed a number of proprietary parameters to screen acquisition candidates and identify ways to add value to a target firm. Our partner firms benefit from this same level of expertise when we are identifying potential acquisitions on their behalf.

  •
  Structure.  Our acquisition structure aligns our interests with the interests of the principals by sharing EBPC of our partner firms with them. While we generally acquire substantially all of the assets of the firm we choose to partner with, as a result of the management agreement, the principals oversee the day-to-day operations of the partner firm, which promotes their entrepreneurial mindset.

  •
  Financing.  We benefit from access to significant capital resources which we believe provides us a competitive advantage. As of June 30, 2015, total capacity under our credit facility was $1.0 billion, inclusive of a $350.0 million accordion feature, which allows us to execute acquisitions with speed and certainty.

        We believe that our disciplined acquisition strategy allows us to attract and execute acquisitions of high-quality, fiduciary wealth management firms that continue to support our growth. This is demonstrated by our track record to date, with 36 partner firms and numerous acquisitions executed by our partner firms.

Attractive Financial Model

        Our attractive, differentiated financial model is evidenced by our proven track record of strong financial performance. For the year ended December 31, 2014, our revenue and Adjusted EBITDA grew by 21.1% and 21.6% respectively, as compared to the prior year. The substantial majority of our revenues have historically been fee-based and recurring. For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Business." Our acquisition structure provides us with a preferred position in Base Earnings of our partner firms, which provides us with downside protection while allowing us to participate in the upside as our partner firms grow and generate more revenue. Further, our business has limited working capital and regulatory capital requirements, which creates operating leverage and substantial free cash flow generation. We believe our financial flexibility coupled with our proven financial model will allow us to continue to execute our various growth initiatives.

        In addition, our model has key features that aid us economically in times of market volatility, including:

  •
  Diversified client portfolios.  Our clients have diversified portfolios that are allocated to equity, fixed income and other investment classes.

  •
  Variable-expense nature of management fees.  As a result of our economic arrangements with the various management companies, 100% of management fees are variable expenses. Management fees are one of our largest operating expenses. Additionally, pursuant to the contractual terms of our management agreements, we have a cumulative preferred position in Base Earnings.

  •
  Fee-based and recurring revenues.  Our revenues are substantially fee-based and recurring as opposed to transaction-based. For the six months ended June 30, 2015, over 90% of our revenues were fee-based and recurring in nature.

  •
  Client focus.  Clients continue to look to our partner firms for advice during times of market volatility.

Experienced Management Team with Proven Execution Track Record

        Our management team, which includes our co-founders, has played a significant role in building the business and has a deep, fundamental understanding of the company. Our executives have strong relationships in the wealth management industry and are actively involved in the day-to-day operations of the business and in sourcing acquisitions. Prior to joining Focus, members of our management team developed financial services and consultative expertise and leadership capabilities at organizations such as McKinsey & Company, The Boston Consulting Group, American Express ("AMEX"), Merrill Lynch, BlackRock and PricewaterhouseCoopers. Our management team is closely aligned with shareholders' interests as a result of its significant equity ownership in us.

Our Growth Strategy

        We believe we are well-positioned to take advantage of favorable trends in the wealth management industry, including the migration of wealth management professionals from traditional brokerage-based platforms to a fiduciary, open-architecture and fee-based structure. We plan to grow our business through the growth of our existing partner firms and expansion of our partnership.

Growth of Our Existing Partner Firms

  •
  High-Quality, Growth-Oriented Partner Firms.  Our goal has been and continues to be to acquire high-quality, entrepreneurial wealth management firms that have built their businesses through a proven track record of growth. We believe that our partner firms will continue to take advantage of the shift in the market share of client assets to the RIA space and grow organically through acquisitions of wealth management practices and customer relationships, attracting new clients, additions of new wealth management professionals, increasing the amount of assets from existing clients and market-based growth over time. The economic arrangements put in place at the time of acquisition through our management agreements further incentivize the principals of our partner firms to continue executing on their growth plans.

  •
  Value-Added Services.  We have a team of approximately 50 professionals who support our partner firms with value-added services, including business development and marketing support, advisor coaching and development and structuring compensation and incentive models along with career path planning, succession planning advice, operational and technology expertise, legal and compliance support and providing negotiating leverage with vendors. We assign a relationship leader to each partner firm who is tasked with coordinating our value-added services to assist that partner firm in accelerating its growth. These services are provided to our partner firms at no additional cost. Our partner firms have access to the resources of a large organization, which ultimately enhances their operations, enabling them to better serve their clients.

  •
  Acquisitions by Our Partner Firms.  We support acquisitions of wealth management practices and customer relationships by our partner firms to further expand their businesses. Partner firms pursue acquisitions for a variety of reasons, including geographic expansion, acquisition of new talent and/or specific expertise and succession planning. Acquisitions by our partner firms allow them to add new talent and services to better support their client base while simultaneously capturing synergies from the acquired business. We believe there are currently over 5,000 firms in the United States that are suitable targets for our partner firms. We have an experienced team of professionals with deep industry relationships to assist in identifying potential acquisition targets for our partner firms. Through our proprietary in-house sourcing effort, we have identified a significant amount of the acquisition opportunities our partner firms have executed. Additionally, many of our partner firms are well-known in the industry and have developed extensive relationships. In recent years, our partner firms have identified attractive merger candidates, and we believe this trend will continue as our partner firms continue to build scale.

  •
  Succession Planning for Firms Outside of Our Partnership.  We enable unaffiliated wealth management firms to better plan for changes in personnel and unanticipated disruptions through Focus Successions, which consists of a standardized agreement for a third-party wealth management firm to transition its business upon retirement or a key person event to one of our existing partner firms. We facilitate this process by identifying and sourcing third-party firms in need of succession planning and matching them with a compatible partner firm within our partnership. Typically, we select an existing partner firm that is in the same geographical region and offers similar client services as the third-party firm. This is a unique opportunity to build acquisition pipelines for our partner firms. Having started this program only in 2012, we have signed over 60 succession agreements as of October 1, 2015.

Acquisitions of New Partner Firms

        Since inception, a fundamental aspect of our growth strategy has been the acquisition of high-quality, entrepreneurial wealth management firms to expand our partnership. We believe that there are over 500 firms in the United States that are high-quality targets for future acquisitions. While most of our acquisitions have taken place in the United States, we see opportunities in multiple international locations where market and regulatory trends toward the fiduciary standard and open-architecture access mirror those occurring in the United States. We have already begun expansion into the United Kingdom, Canada and the Shanghai Free Trade Zone in China and view Australia as an attractive market to continue the global expansion of our partnership.

Our Structure and Reorganization

Summary of Offering Structure

        This offering is conducted through an "Up-C" structure, which is often used by partnerships and limited liability companies when they go public. An Up-C structure allows the equity holders in an entity that is treated as a partnership for U.S. federal income tax purposes to retain and realize tax benefits associated with their continued ownership interest following an initial public offering.

        In connection with the closing of this offering, we will enter into the Fourth Amended and Restated Operating Agreement of Focus LLC (the "Fourth Amended and Restated Focus LLC Agreement"). Following this offering and the reorganization transactions described below, we will be a holding company and our sole material asset will be a membership interest in Focus LLC. We will be the sole managing member of Focus LLC, will be responsible for all operational, management and administrative decisions of Focus LLC and will consolidate the financial results of Focus LLC and its operating subsidiaries. All other membership interests in Focus LLC will be non-voting.

        Investors in this offering will purchase shares of our Class A common stock. Focus or Focus LLC will use a portion of the proceeds to purchase, directly or indirectly, outstanding Focus LLC units from certain existing owners. In addition, certain existing owners will exchange all or a portion of their Focus LLC units for shares of our Class A common stock and, in some cases, receive either non-qualified stock options or non-compensatory stock options and cash. Certain existing owners will continue to hold Focus LLC units representing economic, non-voting interests in Focus LLC and receive shares of our Class B common stock.

        The Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of shareholders, except that the aggregate voting power of the Class B common stock will be limited to 18% of the combined voting power of the Class A and Class B common stock. The Class B common stock will not have any economic rights.

Reorganization Transactions

        In connection with this offering, we will effect an internal reorganization, which we refer to as the "reorganization transactions." The existing equity interests in Focus LLC consist of senior preferred units, junior preferred units, common units and incentive units. Each incentive unit has a hurdle amount, which is similar to the exercise price of a stock option. The owners of existing Focus LLC units, whom we refer to as the "existing owners," primarily include (i) affiliates of Summit Partners, L.P., Polaris Partners and Centerbridge Partners, L.P. whom we refer to as our "private equity investors," (ii) members of management, (iii) current and former principals and (iv) current and former employees of us and our partner firms.

        We will implement the following steps in connection with, and using the proceeds from, this offering:

  •
  Focus LLC will purchase all common units held by existing owners who are not accredited investors, as defined by Rule 501 of Regulation D, at a purchase price per unit equal to                times the common unit price. We refer to the initial public offering price per share of Class A common stock, less the underwriting discount, as the "common unit price."

  •
  Focus LLC will accelerate vesting of all unvested incentive units held by existing owners who are not accredited investors and convert the incentive units of each such holder into a number of common units equal to (i) the number of such incentive units times the initial public offering price per share of Class A common stock, minus the aggregate hurdle amount of such incentive units, divided by (ii) the initial public offering price per share of Class A common stock. We refer to the resulting number of common units as the "appropriate conversion number." Focus LLC will then purchase all common units issued upon such conversion at a purchase price per unit equal to             times the common unit price.

  •
  We refer to existing owners who are accredited investors and hold fewer than            common units and incentive units in the aggregate as "mandatorily exchanging owners." We will first convert all vested and unvested incentive units of mandatorily exchanging owners into the appropriate conversion number of vested and unvested common units, respectively. Mandatorily exchanging owners may sell up to 25% of their vested common units (after giving effect to such conversion) to Focus LLC at the common unit price, subject to ratable cut-backs depending on the proceeds available from this offering. The remaining vested and unvested common units of a mandatorily exchanging owner will be exchanged for an equal number of shares of Class A common stock. Mandatorily exchanging owners of vested common units issued upon conversion of vested incentive units and not sold will also receive (i) non-compensatory stock options to purchase a number of shares of Class A common stock equal to (A)         % of the number of vested incentive units that were converted into such vested common units minus (B) the number of shares of Class A common stock issued in such exchange and (ii) cash in an amount equal to        % of the fair market value of such non-compensatory stock options, as determined by us. The exercise price of each non-compensatory stock option will be set at the initial public offering price per share of Class A common stock. The vesting schedule for any unvested common units or incentive units will continue to apply to shares of Class A common stock exchanged, directly or indirectly as a result of the conversion described in this paragraph, for such unvested units. We will also grant to mandatorily exchanging owners of unvested common units who provide services for us non-qualified stock options with an exercise price set at the initial public offering price per share of Class A common stock.

  •
  Existing owners who are accredited investors and hold            or more common units and incentive units in the aggregate, including our executive officers, may sell up to 25% of their vested common units and vested incentive units (after conversion into the appropriate conversion number of common units) to Focus LLC at the common unit price, subject to ratable cut-backs depending on the proceeds available from this offering. These existing owners may also elect to exchange all or a portion of their remaining common units and incentive units on the same terms as mandatorily exchanging owners. We refer to existing owners who elect such exchange as "optionally exchanging owners," and to mandatorily exchanging owners and optionally exchanging owners together as "exchanging owners." Optionally exchanging owners may elect to exchange a portion of their common and incentive units only if, after any elective sale and such exchange, they continue to hold at least            common units and incentive units in the aggregate in Focus LLC following this offering. These existing owners will continue to hold their common units and incentive units remaining after any such sale or exchange in Focus LLC.

  •
  We refer to direct or indirect owners of preferred units that are treated as corporations for U.S. federal income tax purposes as "blockers" and to all other owners of preferred units as "unblocked holders." All outstanding preferred units, and the accrued but unpaid preferred return thereon, will be converted into common units. The common units (including those issued with respect to the preferred return) held by certain affiliates of our private equity investors will be distributed to their owners, some of which are blockers. Each blocker will then merge with a separate newly formed subsidiary of Focus, with the blocker as the surviving entity, and each surviving entity will then merge with and into Focus. Except as described below, each owner of each blocker (a "blocker owner") will receive, at the election of such blocker owner, cash consideration in the merger equal to the initial public offering price for the common units issued to the blocker with respect to the preferred return on such blocker's preferred units and will receive the balance of its merger consideration in the form of Class A common stock for all other common units. Focus LLC will purchase for cash from each unblocked holder at the initial public offering price all common units issued with respect to the preferred return on such holder's preferred units.

  •
  Blocker owners may receive cash in lieu of Class A common stock and unblocked holders may sell any remaining common units to Focus LLC at the common unit price. Each of our private equity investors has agreed to sell for cash, or receive cash as merger consideration for, the following percentage of common units (other than those relating to the preferred return) to be received by its affiliates in the reorganization transactions, whether as blocker owners or as unblocked holders: Summit Partners, L.P.—                ; Polaris Partners—                ; Centerbridge Partners, L.P.—                .

  •
  We will not issue any fractional shares of Class A common stock or common units in the reorganization transactions. Instead, we will pay cash for any such fraction calculated at the initial public offering price per share of Class A common stock.

        We refer to existing owners who will hold common units or incentive units in Focus LLC after the reorganization transactions, including common units converted from preferred units, as "continuing owners." In connection with this offering, Focus will issue shares of its Class B common stock to Focus LLC, and Focus LLC will distribute such shares to the continuing owners who hold vested common units. Each such owner will receive one share of Class B common stock for each vested common unit held. Continuing owners holding unvested common units will receive Class B common stock only upon vesting of such units. Continuing owners holding incentive units will not receive any Class B common stock.

        Shares of Class B common stock will not entitle their holders to any economic rights. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law. Each share of Class B common stock will entitle its holder to one vote, except that the aggregate voting power of the Class B common stock will be limited to 18% of the combined voting power of the Class A and Class B common stock. We do not intend to list the Class B common stock on any stock exchange. Continuing owners holding unvested common units will not have any voting rights until such units vest. Continuing owners holding incentive units will not have any voting rights.

Structure Upon Completion of Offering

        From the proceeds received in this offering after deducting underwriting discounts and offering expenses:

  •
  Focus will pay $             million cash consideration to the blocker owners and $             million to exchanging owners of vested incentive units, and contribute $          million to Focus LLC (or

    $             million if the underwriters exercise their option to purchase additional shares in full) in exchange for common units.

  •
  Focus LLC will use $             million of such contribution amount to purchase outstanding units from the existing owners, including $             million to purchase common units issued with respect to the preferred return on the unblocked holders' preferred units.

  •
  The remaining $             million of such contribution amount (or $             million if the underwriters exercise their option to purchase additional shares in full) will be used by Focus LLC for acquisitions and general corporate business purposes.

        Upon completion of the reorganization transactions and this offering:

  •
  The outstanding capitalization of Focus will be as follows:

  •
            shares of Class A common stock (or                    shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full) held by investors in this offering;

  •
            shares of Class A common stock held by the exchanging owners and blocker owners;

  •
            shares of Class B common stock held by the continuing owners;

  •
  non-compensatory stock options to purchase                    shares of Class A common stock issued to exchanging owners of vested incentive units; and

  •
  non-qualified stock options to purchase                    shares of Class A common stock granted to exchanging owners who are employees and other persons who perform services for us.

  •
  The outstanding capitalization of Focus LLC will be as follows:

  •
            common units held by Focus;

  •
            common units held by the continuing owners; and

  •
            incentive units held by the continuing owners, which will be convertible into                        common units (assuming an offering price at the midpoint of the range on the cover of this prospectus) in connection with the exercise of an exchange right, as described below.

  •
  The combined voting power in Focus will be as follows:

  •
            % for investors in this offering (or        % if the underwriters exercise their option to purchase additional shares in full) who will hold shares of Class A common stock;

  •
            % for the exchanging owners and blocker owners (or        % if the underwriters exercise their option to purchase additional shares in full) as a result of their holding shares of Class A common stock; and

  •
  18% for the continuing owners holding vested common units and a corresponding number of shares of Class B common stock.

        Each unitholder of Focus LLC (other than Focus) will, subject to certain limitations, have the right to cause Focus LLC to acquire all or a portion of its vested common units and vested incentive units, which we refer to as an "exchange right." Upon an exercise of an exchange right with respect to vested incentive units, such incentive units will first be converted into a number of common units that takes into account the then-current value of the common units and such incentive units' aggregate hurdle amount. Upon an exercise of an exchange right with respect to vested common units, and immediately after the conversion of vested incentive units into common units as described in the preceding sentence,

Focus LLC will acquire each tendered common unit for one share of Class A common stock. In addition, in connection with any exchange of vested common units (other than common units received upon a conversion of incentive units as described in this paragraph), the corresponding shares of Class B common stock will be cancelled. Alternatively, upon the exercise of any exchange right, Focus (instead of Focus LLC) will have the right to acquire each tendered unit (and corresponding share of Class B common stock, as applicable) from the exchanging unitholder for, at its election, (i) one share of Class A common stock or (ii) an equivalent amount of cash, which we refer to as our "call right." The exchange rights will be subject to restrictions intended to ensure that Focus LLC will continue to be treated as a partnership for U.S. federal income tax purposes. Please read "Certain Relationships and Related Party Transactions—Fourth Amended and Restated Focus LLC Agreement."

Liquidity Rights and Limitations

        All exchanging owners, blocker owners and continuing owners will, subject to certain exceptions, be restricted from selling or transferring any shares of Class A common stock or any other of our equity securities for 180 days after the date of this prospectus. Please read "Certain Relationships and Related Party Transactions—Fourth Amended and Restated Focus LLC Agreement—Transfer of Securities" and "Underwriting—No Sales of Similar Securities."

        We will undertake to file a shelf registration statement to permit the resale of shares of Class A common stock issuable upon the exercise of exchange rights by continuing owners as soon as we become eligible to register the sale of our securities on Form S-3 under the Securities Act.

        Except as set forth below, continuing owners will only be permitted to exercise their exchange rights with respect to one-third of the units held by them upon consummation of this offering during each of the first three years following such consummation, with an ability to carry forward unused exchange rights to subsequent years. Continuing owners will have the following additional liquidity rights:

  •
  The blocker owners and the continuing owners affiliated with our private equity investors will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock or to request an underwritten offering pursuant to a shelf registration statement (known as an "underwritten shelf takedown"), including a block trade. Other continuing owners will have piggyback rights with respect to any such demand registration. In the event of any underwriter cutbacks, all participating holders will be treated equally and included pro rata based on their ownership of Class A common stock and common units. We expect that future unitholders may also be granted registration rights in connection with future acquisitions by Focus LLC.

  •
  Continuing owners not affiliated with the private equity investors will have the right, under certain circumstances, to request an organized offer and resale of shares of Class A common stock with an aggregate value of at least $10.0 million. We will assist the requesting continuing owners in the implementation of any such organized offer and resale through a method selected by us. If the selected method is an underwritten offering with anticipated proceeds of at least $50 million, the blocker owners and the continuing owners affiliated with our private equity investors will have piggyback rights with respect to such offering, but rank behind the initiating continuing owners in the event of any underwriter cutbacks.

        Please read "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        In addition, continuing owners will be subject to transfer restrictions under the Fourth Amended and Restated Focus LLC Agreement intended to ensure that Focus LLC will continue to be treated as a partnership for U.S. federal income tax purposes.

Tax Receivable Agreement

        In connection with the closing of this offering, Focus will enter into a tax receivable agreement (the "Tax Receivable Agreement") with all exchanging owners and all continuing owners (the "TRA holders").

        The Tax Receivable Agreement generally provides for the payment by Focus to each TRA holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that we actually realize (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) or are deemed to realize in certain circumstances in periods after this offering as a result of, as applicable to the relevant TRA holder, (i) certain increases in tax basis that occur as a result of Focus's acquisition or deemed acquisition of all or a portion of such TRA holder's units in connection with this offering or pursuant to the exercise of an exchange right or our call right and (ii) imputed interest deemed to be paid by Focus as a result of, and additional tax basis arising from, any payments it makes under the Tax Receivable Agreement.

        Focus will retain the benefit of the remaining 15% of these cash savings. Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." We expect that future unitholders may become party to one or more tax receivable agreements entered into in connection with future acquisitions by Focus LLC.

Organizational Structure

        The following diagram indicates our ownership structure immediately following the reorganization transactions and this offering (assuming the underwriters do not exercise their option to purchase additional shares).

(1)
Does not include                        shares of our Class A common stock reserved for future issuance upon exercise of non-compensatory stock options or non-qualified stock options.

(2)
Does not include                        shares of our Class A common stock reserved for issuance upon exchange of vested common units and vested incentive units

(3)
Includes incentive units on an as-converted basis.

Risk Factors

        Investing in our Class A common stock involves risks and uncertainties. You should carefully read the section of this prospectus entitled "Risk Factors" for an explanation of these risks before investing in our Class A common stock. The principal risks we face include fluctuations in wealth management fees, our reliance on our partner firms and the principals who manage their businesses, our ability to make successful acquisitions, unknown liabilities of or poor performance by acquired businesses, harm to our reputation, our inability to facilitate smooth succession planning at our partner firms, our inability to compete, our reliance on key personnel, our inability to attract, develop and retain talented wealth management professionals, our inability to retain clients following an acquisition, write down of goodwill and other intangible assets, our failure to maintain and properly safeguard an adequate technology infrastructure, cyber-attacks, our inability to recover from business continuity problems, inadequate insurance coverage, the termination of management agreements by management companies, our inability to generate sufficient cash to service all of our indebtedness, the failure of our partner firms to comply with applicable U.S. and non-U.S. regulatory requirements, legal proceedings and governmental inquiries.

Emerging Growth Company Status

        We are an "emerging growth company" within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not "emerging growth companies" including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions until we are no longer an emerging growth company.

        In addition, Section 107 of the Jumpstart Our Business Startups Act (the "JOBS Act") also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act") for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

        For a description of the qualifications and other requirements applicable to emerging growth companies, please read "Risk Factors—Risks Related to the Offering and our Class A Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies."

Our Offices

        Our principal executive offices are located at 825 Third Avenue, 27th Floor, New York, NY 10022 and our telephone number at that address is (646) 519-2456. Our website address is www.              .com. Information contained on our website does not constitute part of this prospectus.

The Offering

Class A common stock outstanding before this offering	shares.
Class A common stock offered by us	shares ( shares if the underwriters' option to purchase additional shares is exercised in full).
Class A common stock to be outstanding immediately after completion of this offering	shares ( shares if the underwriters' option to purchase additional shares is exercised in full).(1)
Option to purchase additional shares of Class A common stock	We have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our Class A common stock.
Class B common stock to be outstanding immediately after completion of this offering shares, or one share for each vested common unit held by the continuing owners immediately following this offering. Each share of Class B common stock has no economic rights but entitles its holder to one vote, except that the aggregate voting power of the Class B common stock will be limited to 18% of the combined voting power of the Class A and Class B common stock. When a vested common unit is acquired pursuant to the exercise of an exchange right or our call right, a corresponding share of Class B common stock will be cancelled.

Voting power of Class A common stock immediately after giving effect to this offering(1)	82%.
Voting power of Class B common stock immediately after giving effect to this offering	18%.
Voting rights

Each share of our Class A common stock entitles its holder to one vote. Each share of our Class B common stock entitles its holder to one vote, except that the aggregate voting power of the Class B common stock will be limited to 18% of the combined voting power of the Class A and Class B common stock. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law. Please read "Description of Capital Stock."

Use of proceeds

We expect to receive approximately $              million of net proceeds from the sale of the Class A common stock offered by us, based upon the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us (or approximately $              million if the underwriters' option to purchase additional shares is exercised in full).

We intend to use the net proceeds from this offering as follows:
• we intend to use the net proceeds from this offering to pay $ million cash consideration to the blocker owners and $ million to exchanging owners of vested incentive units; and

•

we intend to contribute $          million of the net proceeds from this offering to Focus LLC (or $           million if the underwriters exercise their option to purchase additional shares in full) in exchange for              common units. Focus LLC will use $           million of such contribution amount to purchase outstanding units from the existing owners, including $           million to purchase common units issued with respect to the preferred return on the unblocked holders' preferred units. The remaining $           million of such contribution amount (or $           million if the underwriters exercise their option to purchase additional shares in full) will be used by Focus LLC for acquisitions and general corporate business purposes.

Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $          million (assuming no exercise of the underwriters' option to purchase additional shares). An increase (decrease) of 1,000,000 shares from the expected number of shares of Class A common stock to be sold by us in this offering, assuming no change in the assumed initial public offering price per share (the midpoint of the price range set forth on the cover page of this prospectus), would increase (decrease) our net proceeds by approximately $          million. Any increase or decrease in proceeds due to a change in the initial public offering price or number of shares issued would increase or decrease, respectively, the amount of net proceeds contributed to Focus LLC to be used by it for acquisitions and general corporate business purposes.

Exchange rights of continuing owners

Each unitholder of Focus LLC (other than Focus) will, subject to certain limitations, have the right to cause Focus LLC to acquire all or a portion of its vested common units and vested incentive units, which we refer to as an "exchange right." Upon an exercise of an exchange right with respect to vested incentive units, such incentive units will first be converted into a number of common units that takes into account the then-current value of the common units and such incentive units' aggregate hurdle amount. Upon an exercise of an exchange right with respect to vested common units, and immediately after the conversion of vested incentive units into common units as described in the preceding sentence, Focus LLC will acquire each tendered common unit for one share of Class A common stock. In addition, in connection with any exchange of vested common units (other than common units received upon a conversion of incentive units as described in this paragraph), the corresponding shares of Class B common stock will be cancelled. Alternatively, upon the exercise of any exchange right, Focus (instead of Focus LLC) will have the right to acquire each tendered unit (and corresponding share of Class B common stock, as applicable) from the exchanging unitholder for, at its election, (i) one share of Class A common stock or (ii) an equivalent amount of cash, which we refer to as our "call right." The exchange rights will be subject to restrictions intended to ensure that Focus LLC will continue to be treated as a partnership for U.S. federal income tax purposes. Please read "Certain Relationships and Related Party Transactions—Fourth Amended and Restated Focus LLC Agreement."

Tax Receivable Agreement

In connection with the closing of this offering, we will enter into a Tax Receivable Agreement with the TRA holders which generally provides for the payment by Focus to the TRA holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that we actually realize (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) or are deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis and certain tax benefits attributable to imputed interest. Focus will retain the benefit of the remaining 15% of these cash savings. Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Dividend policy

We do not anticipate paying any cash dividends on our Class A common stock. If we decide to pay cash dividends in the future, the declaration and payment of such dividends will be at the sole discretion of our board of directors and may be discontinued at any time. In determining the amount of any future dividends, our board of directors will take into account any legal or contractual limitations, our actual and anticipated future earnings, cash flow, debt service and capital requirements and the amount of distributions to us from Focus LLC. Please read "Dividend Policy."

Directed share program

The underwriters have reserved for sale at the initial public offering price up to      % of the Class A common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing Class A common stock in the offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read "Underwriting."

Listing and trading symbol	We intend to apply to list our Class A common stock on the NASDAQ Global Select Market under the symbol "FOCS".
Risk factors

You should carefully read and consider the information beginning on page 25 of this prospectus set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

(1)
In this prospectus, the number of shares of our Class A common stock to be outstanding immediately after completion of this offering excludes:

•
          shares of our Class A common stock reserved for future issuance upon exercise of non-compensatory stock options or non-qualified stock options; and

•
          shares of our Class A common stock reserved for issuance upon exchange of vested common units and vested incentive units.

 Summary Historical and Pro Forma Consolidated Financial Data

        Focus Financial Partners Inc. was formed in July 2015 and does not have historical financial operating results. The following table shows summary historical and pro forma consolidated financial data of our accounting predecessor, Focus Financial Partners, LLC, for the periods and as of the dates presented. Focus Financial Partners, LLC was formed on November 30, 2004.

        The summary historical consolidated financial data as of and for the years ended December 31, 2013 and 2014 were derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary unaudited historical consolidated financial data for the six months ended June 30, 2014 and as of and for the six months ended June 30, 2015 were derived from the unaudited condensed consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary unaudited historical balance sheet data as of June 30, 2014 were derived from unaudited condensed consolidated financial statements of our predecessor which are not included in this prospectus. The summary unaudited historical consolidated financial data has been prepared on a consistent basis with the audited consolidated financial statements of Focus Financial Partners, LLC. In the opinion of management, such summary unaudited historical consolidated financial data reflects all adjustments, consisting of normal recurring adjustments, considered necessary to present our financial position for the periods presented. The results for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of statements of financial position or results of operations as of any future date or for any future period.

        The summary unaudited pro forma consolidated statements of income for the year ended December 31, 2014 and the six months ended June 30, 2015 have been prepared to give pro forma effect to (i) the reorganization transactions described under "Internal Reorganization" and (ii) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2014. The summary unaudited pro forma consolidated balance sheets data as of June 30, 2015 has been prepared to give pro forma effect to these transactions as if they had been completed as of June 30, 2015. The summary unaudited pro forma consolidated financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

        You should read the following table in conjunction with "Internal Reorganization," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical consolidated financial statements of our predecessor included elsewhere in this prospectus and the pro forma consolidated financial statements of Focus Financial Partners Inc. set forth under "Unaudited Pro Forma Consolidated Financial Information." Among other things, the historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

	Focus Financial Partners, LLC				Focus Financial Partners Inc. Pro Forma
	Year Ended December 31,		Six Months Ended June 30,
					Year Ended December 31, 2014	Six Months Ended June 30, 2015
	2013	2014	2014	2015
	(dollars in thousands, except per share data)
Consolidated Statements of Income Data:
Revenues	$268,935	$325,574	$155,728	$181,831	$	$

Operating expenses	251,903	304,549	145,433	167,790

Income from operations	17,032	21,025	10,295	14,041

Other income (expense)	(7,380)	(8,817)	(4,744)	(4,226)

Income before income tax	9,652	12,208	5,551	9,815
Income tax expense	975	212	471	520

Net income	$8,677	$11,996	$5,080	$9,295	$	$

Net income per share of Class A common stock:
Basic
Diluted
Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$16,668	$9,086	$10,563	$9,547		$
Total assets	381,334	404,467	393,734	459,834
Total liabilities	251,977	257,130	257,931	355,897
Total redeemable preferred units	348,817	369,574	357,555	385,670
Total members' deficit/shareholders' equity	(219,460)	(222,237)	(221,752)	(281,733)
Other Financial Data:
Adjusted EBITDA(1)	$55,717	$67,755	$32,794	$36,274	$	$
Adjusted Net Income(2)					$	$

(1)
Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Business."

(2)
Adjusted Net Income is a non-GAAP financial measure. For a definition of Adjusted Net Income and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Business."

RISK FACTORS

        Investing in our Class A common stock involves risks. You should carefully consider the information in this prospectus, including the matters addressed under "Special Note Regarding Forward-Looking Statements," and the following risks before making an investment decision. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Capital Markets and Competition

Our financial results largely depend on wealth management fees received by our partner firms, which are impacted by market fluctuations.

        The substantial majority of our revenues are derived from the wealth management fees charged by our partner firms for providing clients with investment advice, financial and tax planning, consulting, tax return preparation, family office services and other services. Wealth management fees may be adversely affected by declines in the capital markets. Global economic conditions, exacerbated by changes in the equity or debt marketplaces, unanticipated changes in currency exchange rates, interest rates, inflation rates, the yield curve, financial crises, war, terrorism, natural disasters or other factors that are difficult to predict affect the capital markets. If unfavorable market conditions, actions taken by clients in response to market conditions, or volatility in the capital markets cause a decline in client assets overseen by our partner firms, such a decline could result in lower revenues from wealth management fees. If our partner firms' revenues decline without a commensurate reduction in their expenses, their net income will be reduced and their business will be negatively affected, which may have an adverse effect on our results of operations and financial condition.

The historical returns of existing investment strategies of our partner firms may not be indicative of their future results or of the future results of investment strategies they may develop in the future.

        The historical returns of our partner firms' existing investment strategies should not be considered indicative of the future results of these strategies or of the results of any other strategies that our partner firms may develop in the future. The investment performance that our partner firms achieve for their clients varies over time, and the variance can be wide. The performance that our partner firms achieve as of a future date and for a future period may be higher or lower, and the difference may be material. During times of negative economic and market conditions, our partner firms may not be able to identify investment opportunities within their current or future strategies.

Our partner firms may not be able to maintain their current wealth management fee structure as a result of poor investment performance or competitive pressures or as a result of changes in their mix of wealth management services, which could have an adverse effect on our partner firms' results of operations.

        Our partner firms may not be able to maintain their current wealth management fee structure for any number of reasons, including as a result of poor investment performance, competitive pressures or changes in their mix of wealth management services. In order to maintain their fee structure in a competitive environment, our partner firms must be able to continue to provide clients with investment services that their clients believe justify their fees. Our partner firms may not succeed in providing the investment services that will allow them to maintain their current fee structure. If our partner firms' investment strategies perform poorly, they may be forced to lower their fees in order to retain current, and attract additional, clients. Such decline in a partner firm's revenue could have an adverse effect on our results of operations and financial condition.

The wealth management industry is very competitive.

        We compete with a broad range of wealth management firms, including public and privately held investment advisors, firms associated with securities broker-dealers, financial institutions and insurance companies, many of whom have greater resources than we do. The wealth management industry is very competitive, with competition based on a variety of factors, including investment performance, wealth management fee rates, the quality of services provided to clients, the ability to attract and retain key wealth management professionals, the depth and continuity of client relationships, adherence to the fiduciary standard and reputation. A number of factors, including the following, serve to increase the competitive risks of our partner firms: (i) many competitors have greater financial, technical, marketing, name recognition and other resources and more personnel than our partner firms do, (ii) potential competitors have a relatively low cost of entering the wealth management industry, (iii) some competitors may invest according to different investment styles or in alternative asset classes that the markets may perceive as more attractive than the investment strategies our partner firms offer and (iv) some competitors charge lower fees for their wealth management services than our partner firms do.

        If we are unable to compete effectively, our results of operations and financial condition may be adversely affected.

Risks Related to Our Operations

Because clients can terminate their client service contracts at any time, poor wealth management service or performance of the investment strategies that our partner firms recommend may have an adverse effect on our results of operations and financial condition.

        Our clients can generally terminate their client service contracts with us at any time. We cannot be certain that we will be able to retain our existing clients or attract new clients, and these client service contracts and client relationships may be terminated or not renewed for any number of reasons. In particular, poor wealth management service or performance of the investment strategies that our partner firms recommend relative to the performance of other wealth management firms could result in the loss of accounts. Moreover, certain clients specify guidelines regarding investment allocation and strategy that our partner firms are required to follow in managing their portfolios, and the failure to comply with any of these guidelines and other limitations could result in losses to clients, which could result in the obligation to make clients whole for such losses. If we believe that the circumstances do not justify a reimbursement, or our client believes that the reimbursement it offered was insufficient, the client could seek to recover damages from us in addition to terminating its client service contract. Any of these events could adversely affect our results of operations and financial condition and harm our reputation.

Our results of operations could be adversely affected if we are unable to facilitate smooth succession planning.

        We cannot predict with certainty how long the principals or employees of our partner firms will continue working, and upon the retirement or exit of a principal or employee, a partner firm's business may be adversely affected. If we are not successful in facilitating succession planning of our partner firms, our results of operations and financial condition could be adversely affected.

If our reputation is harmed, we could suffer losses in our business and financial results.

        Our business depends on earning and maintaining the trust and confidence of our partner firms. Our reputation is critical to our business and is vulnerable to threats that may be difficult or impossible to control and costly or impossible to remediate. For example, failure to comply with applicable laws, rules or regulations, errors in our public reports or litigation or the publicity surrounding these events, even if satisfactorily addressed, could adversely impact our reputation, our relationships with our partner firms and our ability to negotiate acquisitions and partner firm-level acquisitions with wealth management firms, as well as adversely affect our results of operations and financial condition.

Our reliance on our partner firms to report their results to us may make it difficult to respond quickly to negative business developments, which could adversely affect our results of operations and financial condition.

        We rely on our partner firms to report their results to us on a monthly basis. We have implemented common general ledger, payroll and cash management systems that allow us to monitor the financial performance and overall operations of our partner firms. However, if our partner firms delay reporting results or informing us of negative business developments, we may not be able to address the situation on a timely basis, which could have an adverse effect on our results of operations and financial condition.

Our controls and procedures may fail or be circumvented, our risk management policies and procedures may be inadequate and operational risks could adversely affect our reputation and financial position.

        We and our partner firms have adopted various controls, procedures, policies and systems to monitor and manage risk in our business. Some of our risk evaluation methods depend upon information provided by our partner firms and others and public information regarding markets, clients or other matters that are otherwise accessible by us. In some cases, however, that information may not be accurate, complete or up-to-date. While we currently believe that our operational controls are effective, we cannot provide assurance that those controls, procedures, policies and systems will always be adequate to identify and manage the internal and external risks in our business in a timely manner. Furthermore, we may have errors in our business processes or fail to implement proper procedures in our operating business, which may expose us to risk of financial loss. We are also subject to the risk that our employees or contractors, the employees or contractors of our partner firms or other third parties may deliberately seek to circumvent established controls to commit fraud or act in ways that are inconsistent with our and our partner firms' controls, policies and procedures. The financial and reputational impact of control failures could be significant.

        In addition, our businesses and the markets in which we operate are continuously evolving. If our risk framework is ineffective, either because it fails to keep pace with changes in the financial markets, regulatory requirements or our business, counterparties, clients or service providers or for other reasons, we could incur losses, suffer reputational damage or fall out of compliance with applicable regulatory or contractual mandates or expectations. Any of these events could adversely affect our reputation and financial condition.

Failure to maintain and properly safeguard an adequate technology infrastructure and to protect against cyber-attacks may limit our growth, result in losses or disrupt our business.

        Our business is reliant upon financial, accounting and technology systems and networks to process, transmit and store information, including sensitive client and proprietary information, and to conduct many business activities and transactions with clients, advisors, vendors and other third parties. The failure to implement, maintain and safeguard an infrastructure commensurate with the size and scope of our business could impede our productivity and growth, which could adversely impact our results of operations and financial condition. Further, we rely heavily on third parties for certain aspects of our business, including financial intermediaries and technology infrastructure and service providers, and these parties are also susceptible to similar risks.

        Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software, networks and mobile devices, and those of third parties on whom we rely, may be vulnerable to cyber-attacks, breaches, unauthorized access, theft, misuse, computer viruses or other malicious code and other events that could have a security impact. Further, our back-up procedures, cyber defenses and capabilities in the event of a failure, interruption or breach of security may not be adequate. If any such events occur, it could jeopardize our, as well as our clients', employees' or counterparties' confidential, proprietary and other sensitive information processed and stored in, and transmitted through, our or third-party computer systems, networks and mobile devices or otherwise cause interruptions or malfunctions in our, as well as our clients', employees' or counterparties' operations. Despite our efforts to ensure the integrity of our systems and networks, it is possible that we may not be able to anticipate or to implement effective preventive measures against all threats, especially because the techniques used change frequently and can originate from a wide variety of sources. As a result, we could experience business disruptions, significant losses, increased costs, reputational harm, regulatory actions or legal liability, any of which could have an adverse effect on our results of operations and financial condition. We may be required to spend significant additional resources to modify existing protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against fully or not fully covered through any insurance that we maintain.

Our inability to successfully recover from a disaster or other business continuity problem could cause material financial loss, regulatory actions, reputational harm or legal liability.

        Should we experience a local or regional disaster or other business continuity problem, such as a terrorist attack, pandemic, security breach, power loss, telecommunications failure, earthquake, hurricane or other natural or man-made disaster, our continued success will depend, in part, on the availability of personnel and office facilities, and the proper functioning of computer, telecommunication and other related systems and operations. Further, we could potentially lose client data or experience adverse interruptions to our operations or delivery of services to clients in a disaster recovery scenario, which could result in material financial loss, regulatory action, reputational harm or legal liability.

Our insurance coverage may be inadequate or expensive.

        We maintain voluntary and required insurance coverage, including, among others, general liability, property, director and officer, errors and omissions, cyber, network security and privacy, fidelity bond and fiduciary liability insurance and insurance required under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Recently in the insurance industry, premiums and deductible costs associated with certain insurance coverage have increased, and the number of insurers has decreased. While we endeavor to purchase coverage that is appropriate to our assessment of our risk, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages. Our business may be negatively affected if in the future our insurance proves to be inadequate or unavailable. In addition, insurance claims may harm our reputation or divert management resources away from operating our business.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.

        Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act. For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. We must comply with Section 404 (except for the requirement for an auditor's attestation report) beginning with our second annual report on Form 10-K after becoming a public company. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could adversely affect our results of operations and financial condition or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A common stock.

Risks Related to Our Partnership Model and Growth Strategies

Our success depends, in part, on our ability to make successful acquisitions.

        Our continued success will depend, in part, upon our ability to find suitable partner firms to acquire, our ability to acquire such firms on acceptable terms and our ability to raise the capital necessary to finance such transactions. We compete with banks, outsourced service providers, private equity firms and other wealth management and advisory firms to acquire high quality wealth management firms. Some of our competitors may be able to outbid us for these acquisition targets. If we identify suitable acquisition targets, we may not be able to complete any such acquisition on terms that are commercially acceptable to us. If we are not successful in acquiring suitable acquisition candidates, it may have an adverse effect on our business and on our earnings and revenue growth.

Acquired businesses may not perform as expected, leading to an adverse effect on our earnings and revenue growth.

        Acquisitions involve a number of risks, including the following, any of which could have an adverse effect on our partner firms' and our earnings and revenue growth: (i) incurring costs in excess of what we anticipated; (ii) potential loss of key wealth management professionals or other team members of the predecessor firm; (iii) inability to generate sufficient revenue to offset transaction costs; (iv) inability to retain clients following an acquisition (v) incurring expenses associated with the amortization or impairment of intangible assets, particularly for goodwill and other intangible assets; and (vi) payment of more than fair market value for the assets of the partner firm.

        While we intend that our completed acquisitions will improve profitability, past or future acquisitions may not be accretive to earnings or otherwise meet operational or strategic expectations. The failure of any partner firm to perform as expected after acquisition may have an adverse effect on our earnings and revenue growth.

        In addition, we may incur contingent consideration payments in connection with acquisitions, which could result in a higher than expected impact on our future earnings. We may also finance future acquisitions through debt financing, including significant draws on our credit facility, the issuance of equity securities, the use of existing cash or cash equivalents or any combination of the foregoing. Acquisitions financed with debt could require us to dedicate a substantial portion of our cash flow to principal and interest payments. Acquisitions financed with the issuance of our equity securities would be dilutive to the share value and voting power of our existing Class A common stock, which could affect the market price of our Class A common stock. Future acquisitions financed with our own cash could deplete the cash and working capital available to fund our operations adequately. Difficulty borrowing funds, selling securities or generating sufficient cash from operations to finance our activities may have a material adverse effect on our results of operations and financial condition.

Our growth strategy depends, in part, upon continued growth from our existing partner firms. However, the significant growth we have experienced may be difficult to sustain in the future.

        Over the last two years, we have grown our total revenues and our Adjusted EBITDA at CAGRs of 24.9% and 25.4%, respectively. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Business" for a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure. The continued growth of our business will depend on, among other things, the ability of our partner firms to grow through acquisitions, to retain key wealth management professionals and to devote sufficient resources to maintaining existing client relationships and developing new client relationships. Our business growth will also depend on their success in providing high-quality wealth management services, as well as their ability to deal with changing market conditions, to maintain adequate financial and business controls and to comply with new regulatory requirements arising in response to both the increased sophistication of the wealth management industry and the significant market and economic events of the last few years. In the future, our partner firms may not contribute to our growth at their historical or currently anticipated levels.

Our acquisition due diligence process may not reveal all facts that are relevant in connection with an acquisition, which could subject us to unknown liabilities.

        In connection with our acquisitions of new partner firms and acquisitions by existing partner firms, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to such transactions and expect to use our resources to enhance the risk management functions and diligence of our business and our partner firms' businesses going forward. When conducting due diligence, we evaluate important and complex business, financial, tax, accounting, legal and compliance issues. Outside consultants, legal advisers, accountants, regulatory experts and other third parties may be involved in the due diligence process in varying degrees depending on the type, size and complexity of the acquisition. When conducting due diligence and making an assessment regarding a transaction, we have and will continue to rely on the resources available to us, including information provided by third parties. However, the due diligence investigations that we have carried out or will carry out with respect to any transaction may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating the transaction, which could subject us or our partner firms to unknown liabilities that could adversely affect our or our partner firms' results of operations and financial condition. In particular, our diligence efforts with respect to newly formed RIAs may be limited to the short operating history of such firms. Moreover, the acquisition may be unsuccessful despite such investigations.

The success of Focus Independence depends upon our ability to lift out teams of wealth management professionals from traditional brokerages and wirehouses.

        Our ability to lift out high-quality teams of wealth management professionals from traditional brokerages and wirehouses depends on our ability to offer more favorable opportunities than those provided by their current employers, many of which have substantially greater financial resources and may be able to entice their current employees to stay. If we are not successful in attracting and lifting out suitable wealth management professionals for our Focus Independence program, it may have an adverse effect on the growth of our revenues or earnings.

We may encounter complications in implementing Focus Successions.

        As of October 1, 2015, we have signed succession agreements with over 60 prospective advisors as part of Focus Successions. This program was initiated in 2012, and no succession transition has been initiated to date, but four of the succession plans have been converted into acquisitions by our partner firms. In the future, we may encounter complications as we implement these succession agreements, including problems transitioning and administering client assets at the custodians and difficulties in obtaining any required client consent. Difficulties implementing Focus Successions could have an adverse effect on the growth of our partner firms.

We face operational risks associated with our international strategy.

        Our business strategy includes expanding our presence in non-U.S. markets through acquisitions. This strategy presents a number of risks, including: (i) greater difficulties in supporting, or the need to hire additional personnel to support, the operations of foreign partner firms, (ii) language and cultural differences, (iii) unfavorable fluctuations in foreign currency exchange rates, (iv) higher operating costs, (v) unexpected changes in wealth management policies and other regulatory requirements, (vi) adverse tax consequences and (vii) more complex acquisition structures. If our international business increases relative to our total business, these factors could have a more pronounced effect on our results of operations and financial condition.

Risks Related to Our Business Model and Key Professionals

Our partner firms' autonomy limits our ability to alter their management practices and policies, and our dependence on the principals who manage the businesses of our partner firms may have an adverse effect on our business.

        Under the management agreements between our partner firms and the new management companies formed by the principals, the management companies provide the personnel who manage the partner firm's day-to-day operations and oversee the provision of wealth management services, the implementation of employment policies, the negotiation, execution and delivery of contracts in connection with the management and operation of the partner firm's business in the ordinary course and the implementation of policies and procedures to ensure compliance with all applicable laws, rules and regulations. Such individuals also maintain the primary relationships with clients and vendors. As a consequence, we are exposed to losses resulting from day-to-day decisions of the principals who manage our partner firm, and our financial condition and results of operations may be adversely affected by problems stemming from the day-to-day operations of a partner firm, where weaknesses or failures in internal processes or systems could lead to a disruption of the partner firm's operations, liability to its clients or exposure to disciplinary action. Unsatisfactory performance by the principals could also hinder the partner firms' ability to grow and could have an adverse effect on our business. Further, there is a risk of reputational harm to us if any of our partner firms, among other things, have engaged in, or in the future were to engage in, poor business practices or were to experience adverse results.

We rely on our key personnel and principals.

        We depend on the efforts of our executive officers, other management team members, employees and principals. Our executive officers, in particular, play an important role in the stability and growth of our business, including the growth and stability of existing partner firms and in identifying potential acquisition opportunities for us. However, there is no guarantee that these officers will remain with us. In addition, our partner firms depend heavily on the services of key principals, who in many cases have managed their predecessor firms for many years. Although we use a combination of economic incentives, transfer restrictions and non-solicitation and non-competition agreements in an effort to retain key management personnel, there is no guarantee that these principals will remain with the respective partner firms. The loss of key management personnel at our partner firms could have an adverse impact on our business.

        In addition, compliance with public company requirements will place significant additional demands on our senior management and will require us to enhance our investor relations, legal, financial reporting, corporate communications and certain other functions. These additional efforts may strain our resources and divert management's attention from other business concerns, which could adversely affect our business.

If a management company terminates its management agreement with us, our financial condition and results could be negatively affected.

        At the time of the acquisition of a partner firm, we enter into a management agreement with the management company that is substantially owned by the selling principals. Pursuant to the management agreement, the management company provides the personnel who conduct the day-to-day management and operation of the partner firm. These management agreements can be terminated by the management company at the end of the initial term, which is typically six years. Termination of a management agreement could lead to a disruption of the partner firm's operations, which could negatively affect our financial condition and results of operations.

If our partner firms are unable to maintain their client-oriented, fiduciary minded culture or compensation levels for wealth management professionals, they may be unable to attract, develop and retain talented wealth management professionals, which could negatively impact their financial results and their ability to grow.

        Attracting, developing and retaining talented wealth management professionals are essential components of the business strategy of our partner firms. To do so, it is critical that they continue to foster an environment and provide compensation that is attractive for their existing and prospective wealth management professionals. If they are unsuccessful in maintaining such an environment (for instance, because of changes in management structure, corporate culture or corporate governance arrangements) or compensation levels for any reason, their existing wealth management professionals may leave the firm or fail to produce their best work on a consistent, long-term basis and/or our partner firms may be unsuccessful in attracting talented new wealth management professionals, any of which could negatively impact their financial results and their ability to grow and may have an adverse effect on our results of operations and financial condition.

Risks Related to Our Internal Reorganization and Resulting Structure

Our internal reorganization may adversely affect our relationship with certain principals and employees.

        Our performance is largely dependent on the efforts and motivation of our principals and employees. One element of our partnership is an alignment of interests of principals and employees with our goals through their ownership of common units and incentive units in Focus LLC. In connection with the reorganization transactions, Focus LLC will purchase all common and incentive units held by existing owners who are not accredited investors and existing owners of fewer than             common and incentive units will either sell their units or exchange them for Class A common stock. Many of these existing owners, who will cease to be members of Focus LLC, are principals or employees. Current and future principals and employees may receive grants of restricted Class A common stock or stock options under the Focus Financial Partners 2015 Omnibus Incentive Plan (the "Omnibus Plan"). The incentives to attract, retain and motivate principals and employees provided by their ownership of Class A common stock and stock options or by future arrangements may not be as effective as the status as, or opportunity to become, a member in Focus LLC.

We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Focus LLC and we will be accordingly dependent upon distributions from Focus LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

        We are a holding company and will have no material assets other than our equity interest in Focus LLC. Please read "Internal Reorganization—Structure Upon Completion of Offering." We have no independent means of generating revenue. To the extent Focus LLC has available cash, we intend to cause Focus LLC to make (i) generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and to make payments under the Tax Receivable Agreement we will enter into with the TRA holders and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (ii) non pro rata distributions to us in an amount at least sufficient to reimburse us for our corporate and other overhead expenses. We are limited, however, in our ability to cause Focus LLC and its subsidiaries to make these and other distributions to us due to the restrictions under Focus LLC's credit facility. To the extent that we need funds and Focus LLC or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of their financing arrangements or are otherwise unable to provide such funds, our liquidity and financial condition could be adversely affected.

Focus will be required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant.

        In connection with the closing of this offering, we will enter into a Tax Receivable Agreement which generally provides for the payment by Focus to the TRA holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that we actually realize (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) or are deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis and certain tax benefits attributable to imputed interest. Focus will retain the benefit of the remaining 15% of these cash savings.

        The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder), and we make the termination payment specified in the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return.

        The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Focus LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the exchanges of units, the price of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount and timing of the taxable income we generate in the future, the U.S. federal income tax rates then applicable, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

        The payments under the Tax Receivable Agreement will not be conditioned upon a TRA holder having a continued ownership interest in us. Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

        If we elect to terminate the Tax Receivable Agreement early or it is terminated early due to our failure to honor a material obligation thereunder, our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus 1.5%). The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the assumption that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) the assumption that any units (other than those held by Focus) outstanding on the termination date are deemed to be exchanged on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

        Additionally, the Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor's) tax savings under the Tax Receivable Agreement for each taxable year after any such event would be based on certain assumptions, including the assumption that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement.

        As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payments would, in the aggregate, be approximately $             million (calculated using a discount rate equal to one-year LIBOR plus 1.5%, applied against an undiscounted liability of $             million). The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

        Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. The TRA holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any TRA holder will be netted against payments that would otherwise be made to such TRA holder, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

        Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

If Focus LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Focus LLC might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

        We intend to operate such that Focus LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A "publicly traded partnership" is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of Focus LLC units pursuant to an exchange right (or our call right) or other transfers of Focus LLC units could cause Focus LLC to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that exchanges or other transfers of Focus LLC units qualify for one or more such safe harbors. For example, we intend to limit the number of unitholders of Focus LLC, and the Fourth Amended and Restated Focus LLC Agreement will provide for limitations on the ability of unitholders of Focus LLC to transfer their Focus LLC units and will provide us, as managing member of Focus LLC, with the right to impose restrictions (in addition to those already in place) on the ability of unitholders of Focus LLC to exchange their Focus LLC units pursuant to an exchange right to the extent we believe it is necessary to ensure that Focus LLC will continue to be treated as a partnership for U.S. federal income tax purposes.

        If Focus LLC were to become a publicly traded partnership, significant tax inefficiencies might result for us and for Focus LLC, including as a result of our inability to file a consolidated U.S. federal income tax return with Focus LLC. In addition, we would no longer have the benefit of the increases in tax basis covered under the Tax Receivable Agreement, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Focus LLC's assets) were subsequently determined to have been unavailable.

Risks Related to Financing and Liquidity

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under applicable debt instruments, which may not be successful.

        At June 30, 2015, we had outstanding borrowings under our credit facility of $288.0 million. Our ability to make scheduled payments on or to refinance our indebtedness, including our credit facility, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal and interest on our indebtedness.

        If our cash flows and capital resources are insufficient to fund debt service obligations, we may be forced to reduce or delay acquisitions or partner firm-level acquisitions and capital expenditures, sell assets, seek additional capital or restructure or refinance indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on outstanding indebtedness on a timely basis could harm our ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. Our credit facility currently restricts our ability to dispose of assets and our use of the proceeds from such disposition. We may not be able to consummate those dispositions, and the proceeds of any such disposition may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet scheduled debt service obligations.

Restrictions in our existing and future debt agreements could limit our growth and our ability to engage in certain activities.

        Our credit facility contains a number of significant covenants, including restrictive covenants that may limit our ability to, among other things, (i) incur additional indebtedness, (ii) sell assets, (iii) make investments, (iv) enter into mergers, (v) make certain payments, (vi) incur liens and (vii) engage in certain other transactions, in each case, without the prior consent of the lenders.

        In addition, our credit facility requires us to maintain certain financial ratios. These restrictions may also limit our ability to obtain future financings, to withstand a future downturn in our business or the economy in general, or to otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of acquisitions or other business opportunities that arise because of the limitations that the restrictive covenants under our credit facility impose on us.

        A breach of any covenant in our credit facility would result in a default under the applicable agreement after any applicable grace periods. A default, if not waived, could result in acceleration of the indebtedness outstanding under the credit facility. The accelerated indebtedness would become immediately due and payable. If that occurs, we may not be able to make all of the required payments or borrow on short notice sufficient funds to refinance such indebtedness. Even if new financing were available at that time, it may not be on terms that are acceptable to us.

Lack of liquidity or access to capital could impair our business and financial condition.

        Liquidity, or ready access to funds, is essential to our business. We expend significant resources investing in our business, particularly with respect to acquisition activity. As a result, reduced levels of liquidity could have a significant negative effect on us and our partner firms. Some potential conditions that could negatively affect our liquidity or that of our partner firms include: (i) illiquid or volatile markets, (ii) diminished access to debt or capital markets, (iii) unforeseen cash or capital requirements or (iv) regulatory penalties or fines or adverse legal settlements or judgments.

        The capital and credit markets continue to experience varying degrees of volatility and disruption. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity. Without sufficient liquidity, we could be required to curtail our operations.

        In the event current resources are insufficient to satisfy our needs or the needs of our partner firms, we may need to rely on financing sources such as bank debt. The availability of additional financing will depend on a variety of factors such as: (i) market conditions, (ii) the general availability of credit, including the availability of credit to the financial services industry, (iii) our credit ratings and credit capacity and (iv) the possibility that lenders could develop a negative perception of our or their long-or short-term financial prospects if the level of business activity decreases due to a market downturn. Similarly, our access to funds may be impaired if regulatory authorities or rating organizations take negative actions against us or our partner firms.

        Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our businesses. Such market conditions may limit our ability to generate revenue to meet liquidity needs and access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue different types of capital than we would otherwise, less effectively deploy such capital or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility.

Risks Related to Regulation and Litigation

Our business is highly regulated.

        Our partner firms are subject to extensive regulation by various regulatory and self-regulatory authorities in the United States, and certain of our partner firms are subject to regulation in the United Kingdom and Canada, as detailed in "Regulatory Environment." In the United States, our partner firms are subject to regulation primarily at the federal level, including regulation by the SEC under the Advisers Act, by the U.S. Department of Labor (the "DOL") under ERISA, regulation of broker-dealers by the SEC and the Financial Industry Regulatory Authority ("FINRA"), state insurance regulations and state securities regulation. As a publicly traded company with listed equity securities, we will be subject to the rules and regulations of the SEC and The NASDAQ Stock Market LLC ("NASDAQ").

        Providing investment advice to clients is regulated on both the federal and state level in the United States. Our partner firms are predominantly investment advisers registered with the SEC under the Advisers Act. Each firm that is a federally registered investment adviser is regulated and subject to examination by the SEC. The Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties, disclosure obligations, recordkeeping and reporting requirements, marketing restrictions and general anti-fraud prohibitions. The failure to comply with the Advisers Act could cause the SEC to institute proceedings and impose sanctions for violations, including censure or terminating their SEC registrations and could also result in litigation or reputational harm. In addition, our partner firms who are investment advisers are subject to notice filings and the anti-fraud rules of state securities regulators under applicable state securities laws.

        The U.S. Office of Foreign Assets Control ("OFAC") has also issued regulations requiring that we and our partner firms refrain from doing business in certain countries or with certain organizations or individuals on a list maintained by the U.S. government. Our partner firms rely on custodians to ensure compliance with OFAC. A partner firm's failure to comply with applicable laws or regulations could result in fines, censure, suspension of personnel or other sanctions, including revocation of the registration of the partner firm as an RIA.

        Our partner firms also rely on exemptions from various requirements of the Securities Act, the Securities Exchange Act of 1934 (the "Exchange Act") and ERISA. If for any reason these exemptions were to be revoked or challenged or otherwise become unavailable to us, our partner firms could be subject to regulatory action or third-party claims, and our business could be materially and adversely affected. To the extent any of our partner firms manage investment vehicles, those partner firms could also be subject to additional disclosure and compliance requirements. These laws and regulations impose requirements, restrictions and limitations on our business, and compliance with these laws and regulations results in significant cost and expense. If our partner firms were to fail to comply with applicable laws, rules or regulations or be named as a subject of an investigation or other regulatory action, the public announcement and potential publicity surrounding any such investigation or action could have an adverse effect on our stock price and result in increased costs even if our partner firms were found not to have violated such laws, rules or regulations. The failure of our partner firms to satisfy regulatory requirements could also result in the partner firms or us being subjected to civil liability, criminal liability or sanctions that might materially impact our business.

        Certain of our partner firms have affiliated SEC-registered broker-dealers. Broker-dealers and their personnel are regulated, to a large extent, by the SEC and self-regulatory organizations, principally FINRA. Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales practices, trading practices among broker-dealers, use and safekeeping of clients' funds and securities, capital structure, recordkeeping and the conduct of directors, officers, employees and representatives. Continued efforts by market regulators to increase transparency by requiring the disclosure of conflicts of interest have affected, and could continue to impact, our partner firms' disclosures and our business.

        Certain of our partner firms have affiliated insurance brokers. State insurance laws grant supervisory agencies, including state insurance departments, broad administrative authority. State insurance regulators and the National Association of Insurance Commissioners continually review existing laws and regulations, some of which affect certain partner firms who engage in the sale of insurance products through affiliated or unaffiliated entities. These supervisory agencies regulate many aspects of the insurance business, including the licensing of insurance brokers and agents and other insurance intermediaries, and trade practices, such as marketing, advertising and compensation arrangements entered into by insurance brokers and agents.

Our international operations are subject to additional non-U.S. regulatory requirements.

        We have partner firms located in the United Kingdom and in Canada and may have partner firms located in other non-U.S. jurisdictions in the future. Failure to comply with the applicable laws, rules, regulations, codes, directives, notices or guidelines in any jurisdiction outside of the United States could result in a wide range of penalties and disciplinary actions, including fines, censures and the suspension or expulsion from a particular jurisdiction or market or the revocation of licenses, any of which could adversely affect our reputation and operations and our partner firms in those jurisdictions. Regulators in jurisdictions outside of the United States could also change their policies or laws in a manner that might restrict or otherwise impede the ability of such partner firms to offer wealth management services in their respective markets, or they may be unable to keep up with, or adapt to, changing, complex regulatory requirements in such jurisdictions or markets, which could further negatively impact our business.

        In the future, we may further expand our business outside of the markets in which we currently operate in such a way or to such an extent that we may be required to register with additional foreign regulatory agencies or otherwise comply with additional non-U.S. laws and regulations that do not currently apply to us. Lack of compliance with any such non-U.S. laws and regulations may increase our risk of becoming party to litigation and subject to regulatory actions. We are also subject to the enhanced risk that our differentiated partnership model might not be enforceable in some non-U.S. jurisdictions.

We and our partner firms are subject to anticorruption laws, including the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act (the "Bribery Act") and the Canadian Corruption of Foreign Public Officials Act (the "CFPOA"). Certain of our partner firms are also subject to anti-money laundering ("AML") laws in the United States, the United Kingdom, and Canada, and may be subject to other anti-corruption laws and AML laws, as well as sanctions laws and other laws governing our and our partner firms' operations, to the extent our business expands to other non-U.S. jurisdictions. If our partner firms fail to comply with these laws, they and we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our results of operations and financial condition.

        We continue to pursue investment opportunities outside of the United States. We and our partner firms are currently subject to anti-corruption laws, including the FCPA, the Bribery Act and the CFPOA. To the extent we extend our international operations to other non-U.S. jurisdictions, our prospective partner firms may be subject to additional anti-corruption laws that apply in countries where they are doing business. The FCPA, the Bribery Act, the CFPOA and other applicable anti-corruption laws generally prohibit our partner firms, employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. Our partner firms may also participate in collaborations and relationships with third parties whose actions could potentially subject them to liability under the FCPA, the Bribery Act, the CFPOA or other jurisdictions' anti-corruption laws. In addition, we and our partner firms cannot predict the nature, scope or effect of future regulatory requirements to which their internal operations might be subject or the manner in which existing laws might be administered or interpreted.

        Our partner firms that are SEC-registered broker-dealers are also subject to AML laws and related compliance obligations under the USA PATRIOT Act and the Bank Secrecy Act ("BSA") that require that these partner firms maintain an AML compliance program covering certain of their business activities. While currently there are no AML laws and related compliance obligations with respect to the activities of RIAs, in August 2015, the Financial Crimes Enforcement Network ("FinCEN"), a bureau of the U.S. Department of the Treasury, proposed an AML rule that, if adopted, would subject our partner firms that are RIAs to the requirements of the BSA. Our partner firms that conduct business in non-U.S. jurisdictions, such as the United Kingdom and Canada, are also subject to specific AML and counter terrorist financing requirements that require them to develop and maintain AML and counter terrorist financing policies and procedures.

        There is no assurance that we will be completely effective in ensuring our and our partner firms' compliance with all applicable anti-corruption laws, including the FCPA, the Bribery Act and the CFPOA, and AML laws in the United States, the United Kingdom, and Canada. If we or our partner firms are not in compliance with the FCPA, the Bribery Act, the CFPOA or other anti-corruption laws or AML laws, they may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our results of operations and financial condition. Likewise, any investigation of any potential violations of the FCPA, the Bribery Act, the CFPOA or other anti-corruption laws or AML laws by authorities in the United States, the United Kingdom, Canada or other jurisdictions where we conduct business could also have an adverse impact on our reputation, results of operations and financial condition.

The regulatory environment in which our partner firms operate is subject to continuous change, and regulatory developments designed to increase oversight may adversely affect our business.

        The legislative and regulatory environment in which our partner firms operate has undergone significant changes in the recent past, including additional filings with the SEC required by investment advisory firms, which have resulted in increased costs to us. Regulatory review or the issuance of interpretations of existing laws and regulations may result in the enactment of new laws and regulations that could adversely affect our operations or our ability to conduct business profitably. We are unable to predict whether any such laws or regulations will be enacted and to what extent such laws and regulations would affect our business.

        In the United States, regulatory uncertainty continues to surround the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which represented a comprehensive overhaul of the financial services regulatory environment and requires federal agencies to implement numerous new rules, which may impose additional restrictions and limitations on our business as they are adopted. In the United Kingdom, our business may be impacted by financial services reform initiatives enacted or under consideration in the European Union. Compliance with these new laws and regulations may also result in increased compliance costs and expenses, and non-compliance may result in fines and penalties.

        We believe that significant regulatory changes in the wealth management industry are likely to continue, which is likely to subject industry participants to additional, more costly and generally more detailed regulation. For example, on August 25, 2015 FinCEN proposed an AML rule that would, if adopted, subject RIAs to the requirements of the BSA. New laws or regulations, or changes in the enforcement of existing laws or regulations, applicable to our partner firms may adversely affect our business. Our continued ability to function in this environment will depend on our ability to monitor and promptly react to legislative and regulatory changes. Changes in laws or regulatory requirements, or the interpretation or application of such laws and regulatory requirements by regulatory authorities, can occur without notice and could have an adverse impact on our results of operations and financial condition. Please read "Regulatory Environment."

Our business is subject to risks related to legal proceedings and governmental inquiries.

        Our business is subject to litigation, regulatory investigations and claims arising in the normal course of operations. The risks associated with these matters often may be difficult to assess or quantify and the existence and magnitude of potential claims often remain unknown for substantial periods of time.

        Our partner firms depend to a large extent on their network of relationships and on their reputation to attract and retain clients. The principals and other wealth management professionals at our partner firms make investment decisions on behalf of clients that could result in substantial losses. If clients suffer significant losses, or are otherwise dissatisfied with wealth management services, we could be subject to the risk of legal liabilities or actions alleging negligent misconduct, breach of contract, unjust enrichment and/or fraud. Moreover, our partner firms are predominantly RIAs and have a legal obligation to operate under the fiduciary standard, a heightened standard as compared to the client suitability standard of conduct applicable to broker-dealers. These risks are often difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time, even after an action has been commenced.

        Our involvement in any investigations and lawsuits would cause us to incur additional legal and other costs and, if we were found to have violated any laws, we could be required to pay fines, damages and other costs, perhaps in material amounts. Regardless of final costs, these matters could have an adverse effect on our business by exposing us to negative publicity, reputational damage, harm to our partner firms' client relationships or diversion of personnel and management resources.

Principal or employee misconduct could expose us to significant legal liability and reputational harm.

        We are vulnerable to reputational harm because our partner firms operate in an industry in which personal relationships, integrity and the confidence of clients are of critical importance. The principals and employees at our partner firms could engage in misconduct that adversely affects our business. For example, if a principal or employee were to engage in illegal or suspicious activities, a partner firm could be subject to regulatory sanctions and we could suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities), our financial position, our partner firms' client relationships and their ability to attract new clients.

        The wealth management business often requires that we deal with confidential information. If principals or employees at our partner firms were to improperly use or disclose this information, even if inadvertently, we or our partner firms could be subject to legal action and suffer serious harm to our reputation, financial position and current and future business relationships or those of our partner firms. It is not always possible to deter misconduct, and the precautions we take to detect and prevent this activity may not always be effective. Misconduct by principals or employees at our partner firms, or even unsubstantiated allegations of misconduct, could result in an adverse effect on our reputation and our business.

Failure to properly disclose conflicts of interest and comply with fiduciary duty requirements could harm our reputation, business and results of operations.

        Some of our partner firms have affiliated SEC-registered broker-dealers and affiliated insurance brokers. Certain of our partner firms also have compensation arrangements pursuant to which they receive payments based on client assets invested in certain third-party mutual funds. Such arrangements allow a partner firm to receive payments from multiple parties based on the same client asset and can incentivize a partner firm to act in a manner contrary to the best interests of its clients. As investment advisors subject to a legal obligation to operate under the fiduciary standard, these partner firms must fully disclose any conflicts between their interests and those of their clients. The SEC and other regulators have increased their scrutiny of potential conflicts of interest, and our partner firms have implemented policies and procedures to mitigate conflicts of interest. However, if our partner firms fail to fully disclose conflicts of interest or if their policies and procedures are not effective, they could face reputational damage, litigation or regulatory proceedings or penalties, any of which may adversely affect our reputation, business and results of operations.

Acquisitions of newly established RIA firms formed by teams of wealth management professionals formerly employed at traditional brokerages and wirehouses expose us to litigation risk.

        As part of the Focus Independence program, we generally acquire substantially all of the assets of new RIA firms formed by teams of wealth management professionals formerly employed at traditional brokerages and wirehouses. These acquisitions may expose us to the risk of legal actions alleging misappropriation of confidential information, including client information, unfair competition, breach of contract and tortious interference with contracts between the lift out wealth management teams and the brokerage or wirehouse. These risks are often difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time, even after an action has been commenced. We may incur significant legal expenses in defending against litigation commenced by a brokerage or wirehouse. Substantial legal liability could have an adverse effect on our business, results of operations or financial condition or cause significant reputational harm to us.

Risks Related to the Offering and our Class A Common Stock

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.

        Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors' purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters, based on numerous factors which we discuss in "Underwriting," and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

        The following factors could affect our stock price:

  •
  our financial performance;

  •
  quarterly variations in the rate of growth of our financial indicators, such as revenues;

  •
  the public reaction to our press releases, our other public announcements and our filings with the SEC;

  •
  strategic actions by our competitors;

  •
  changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

  •
  speculation in the press or investment community;

  •
  the failure of research analysts to cover our Class A common stock;

  •
  sales of our Class A common stock by us or other shareholders, or the perception that such sales may occur;

  •
  changes in accounting principles, policies, guidance, interpretations or standards;

  •
  additions or departures of key management personnel;

  •
  actions by our shareholders;

  •
  general market conditions;

  •
  domestic and international economic, legal and regulatory factors unrelated to our performance; and

  •
  the realization of any risks described under this "Risk Factors" section.

        The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our results of operations and financial condition.

Certain existing shareholders will continue to collectively hold a substantial percentage of the voting power of our common stock.

        Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares), certain existing owners, including our private equity investors and certain other shareholders, will own approximately      % of our Class A common stock (representing      % of our economic interest and      % of our voting power). The continuing owners will own 100% of our Class B common stock (representing 0% of our economic interest and 18% of our voting power). Please read "Security Ownership of Certain Beneficial Owners and Management."

        Although these existing owners are entitled to act separately in their own respective interests with respect to their stock in us, they will together have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring shareholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our shareholders of an opportunity to receive a premium for their shares of Class A common stock as part of a sale of our company. The existence of significant shareholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company.

        So long as these existing owners continue to control a significant amount of our common stock, they will continue to be able to strongly influence all matters requiring shareholder approval, regardless of whether or not other shareholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of the existing owners (including their interests, if any, as TRA holders) may differ or conflict with the interests of our other shareholders. Moreover, this concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of our company.

Our certificate of incorporation and bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock.

        Our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include super voting, special approval, dividend, repurchase rights, liquidation preferences or other rights or preferences superior to the rights of the holders of Class A common stock. The terms of one or more classes or series of preferred stock could adversely impact the value or our Class A common stock. Furthermore, if our board of directors elects to issue preferred stock it could be more difficult for a third party to acquire us. For example, our board of directors may grant holders of preferred stock the right to elect some number of our directors in all events or upon the occurrence of specified events or the right to veto specified transactions.

        In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders, including: (i) limitations on the removal of directors, (ii) limitations on the ability of our shareholders to call special meetings, (iii) establishing advance notice provisions for shareholder proposals and nominations for elections to the board of directors to be acted upon at meetings of shareholders, (iv) providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws and (v) establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

        Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders, (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our bylaws or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our results of operations and financial condition.

Investors in this offering will experience immediate and substantial dilution of $           per share.

        Based on an assumed initial public offering price of $          per share (the midpoint of the price range set forth on the cover page of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $          per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of                  , 2015 after giving effect to this offering would be $          per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. Please read "Dilution."

We do not intend to pay dividends on our Class A common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

        We do not plan to declare dividends on shares of our Class A common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your shares of Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

        Unitholders of Focus LLC (other than Focus) may receive shares of our Class A common stock pursuant to the exercise of an exchange right or our call right and then sell those shares of Class A common stock. Additionally, we may issue additional shares of Class A common stock or convertible securities in subsequent public offerings or as consideration for future acquisitions. After the completion of this offering, we will have              outstanding shares of Class A common stock. This number includes              shares of Class A common stock that we are selling in this offering and              shares of Class A common stock that we may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, the exchanging owners and the blocker owners will own              shares of Class A common stock, representing approximately      % (or      % if the underwriters' option to purchase additional shares is exercised in full) of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and under the terms of the Fourth Amended and Restated Focus LLC Agreement but may be sold into the market in the future. Please read "Certain Relationships and Related Party Transactions—Fourth Amended and Restated Focus LLC Agreement—Transfer of Securities." We expect that the blocker owners and the continuing owners will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the Fourth Amended and Restated Focus LLC Agreement entered into in connection with this offering. Employees will be subject to certain restrictions on the sale of their shares for 180 days after the date of this prospectus; however, after such period, and subject to compliance with the Securities Act or exemptions therefrom, these employees may sell such shares into the public market. Please read "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of              shares of our Class A common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up periods, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

        We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

We may seek to finance acquisitions of partner firms by issuing equity securities that would dilute your ownership.

        We may finance future acquisitions through the issuance of equity securities, including common units and our Class A common stock. Acquisitions financed with the issuance of common units could significantly reduce our percentage ownership of Focus LLC. Furthermore, the new holders of common units may receive shares of our Class A common stock pursuant to the exercise of an exchange right or our call right, which may have a dilutive impact on your ownership interest.

        Acquisitions financed with the issuance of our Class A common stock could be dilutive to the share value and voting power of our existing Class A common stock, which could affect the market price of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

        Our director, director nominees, executive officers and all of our other existing owners will be subject to certain resale restrictions with respect to our Class A common stock, our Class B common stock, any membership interests in Focus LLC or any securities convertible into or exercisable or exchangeable for such common stock or membership interests for a period of 180 days from the date of this prospectus. Please read "Certain Relationships and Related Party Transactions—Fourth Amended and Restated Focus LLC Agreement—Transfer of Securities" and "Underwriting—No Sales of Similar Securities." The representatives for the underwriters, at any time and without notice, may upon request release all or any portion of the shares of Class A common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then such shares will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

        We are classified as an "emerging growth company" under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700.0 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

        To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as "may," "assume," "forecast," "position," "predict," "strategy," "expect," "intend," "plan," "estimate," "anticipate," "believe," "project," "budget," "potential," "continue," "will" and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include fluctuations in wealth management fees, our reliance on our partner firms and the principals who manage their businesses, our ability to make successful acquisitions, unknown liabilities of or poor performance by acquired businesses, harm to our reputation, our inability to facilitate smooth succession planning at our partner firms, our inability to compete, our reliance on key personnel, our inability to attract, develop and retain talented wealth management professionals, our inability to retain clients following an acquisition, write down of goodwill and other intangible assets, our failure to maintain and properly safeguard an adequate technology infrastructure, cyber-attacks, our inability to recover from business continuity problems, inadequate insurance coverage, the termination of management agreements by management companies, our inability to generate sufficient cash to service all of our indebtedness, the failure of our partner firms to comply with applicable U.S. and non-U.S. regulatory requirements, legal proceedings and governmental inquiries and certain factors discussed in the "Risk Factors" section of this prospectus.

        All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements. Our forward-looking statements speak only as of the date of this prospectus or as of the date as of which they are made. Except as required by applicable law, including federal securities laws, we do not intend to update or revise any forward-looking statements.

INTERNAL REORGANIZATION

Summary of Offering Structure

        This offering is conducted through an "Up-C" structure, which is often used by partnerships and limited liability companies when they go public. An Up-C structure allows the equity holders in an entity that is treated as a partnership for U.S. federal income tax purposes to retain and realize tax benefits associated with their continued ownership interest following an initial public offering.

        Focus Financial Partners Inc. was incorporated as a Delaware corporation in July 2015. In connection with the closing of this offering, we will enter into the Fourth Amended and Restated Focus LLC Agreement. Following this offering and the reorganization transactions described below, we will be a holding company and our sole material asset will be a membership interest in Focus LLC. Focus LLC directly or indirectly owns all of the outstanding equity interests in Focus Operating, LLC, through which we hold our partner firms. We will be the sole managing member of Focus LLC, will be responsible for all operational, management and administrative decisions of Focus LLC and will consolidate the financial results of Focus LLC and its operating subsidiaries. All other membership interests in Focus LLC will be non-voting.

        Investors in this offering will purchase shares of our Class A common stock. Focus or Focus LLC will use a portion of the proceeds to purchase, directly or indirectly, outstanding Focus LLC units from certain existing owners. In addition, certain existing owners will exchange all or a portion of their Focus LLC units for shares of our Class A common stock and, in some cases, receive either non-qualified stock options or non-compensatory stock options and cash. Certain existing owners will continue to hold Focus LLC units representing economic, non-voting interests in Focus LLC and receive shares of our Class B common stock.

        The Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of shareholders, except that the aggregate voting power of the Class B common stock will be limited to 18% of the combined voting power of the Class A and Class B common stock. The Class B common stock will not have any economic rights.

Reorganization Transactions

        In connection with this offering, we will effect an internal reorganization, which we refer to as the "reorganization transactions." The existing equity interests in Focus LLC consist of senior preferred units, junior preferred units, common units and incentive units. Each incentive unit has a hurdle amount, which is similar to the exercise price of a stock option. The owners of existing Focus LLC units, whom we refer to as the "existing owners," primarily include (i) affiliates of Summit Partners, L.P., Polaris Partners and Centerbridge Partners, L.P., whom we refer to as our "private equity investors," (ii) members of management, (iii) current and former principals and (iv) current and former employees of us and our partner firms.

        We will implement the following steps in connection with, and using the proceeds from, this offering:

  •
  Focus LLC will purchase all common units held by existing owners who are not accredited investors, as defined by Rule 501 of Regulation D, at a purchase price per unit equal to            the common unit price. We refer to the initial public offering price per share of Class A common stock, less the underwriting discount, as the "common unit price."

  •
  Focus LLC will accelerate vesting of all unvested incentive units held by existing owners who are not accredited investors and convert the incentive units of each such holder into a number of common units equal to (i) the number of such incentive units times the initial public offering price per share of Class A common stock, minus the aggregate hurdle amount of such incentive units, divided by (ii) the initial public offering price per share of Class A common stock. We refer to the resulting number of common units as the "appropriate conversion number." Focus LLC will then purchase all common units issued upon such conversion at a purchase price per unit equal to                times the common unit price.

  •
  We refer to existing owners who are accredited investors and hold fewer than                common units and incentive units in the aggregate as "mandatorily exchanging owners." We will first convert all vested and unvested incentive units of mandatorily exchanging owners into the appropriate conversion number of vested and unvested common units, respectively. Mandatorily exchanging owners may sell up to 25% of their vested common units (after giving effect to such conversion) to Focus LLC at the common unit price, subject to ratable cut-backs depending on the proceeds available from this offering. The remaining vested and unvested common units of a mandatorily exchanging owner will be exchanged for an equal number of shares of Class A common stock. Mandatorily exchanging owners of vested common units issued upon conversion of vested incentive units and not sold will also receive (i) non-compensatory stock options to purchase a number of shares of Class A common stock equal to (A)             % of the number of vested incentive units that were converted into such vested common units minus (B) the number of shares of Class A common stock issued in such exchange and (ii) cash in an amount equal to            % of the fair market value of such non-compensatory stock options, as determined by us. The exercise price of each non-compensatory stock option will be set at the initial public offering price per share of Class A common stock. The vesting schedule for any unvested common units or incentive units will continue to apply to shares of Class A common stock exchanged, directly or indirectly as a result of the conversion described in this paragraph, for such unvested units. We will also grant to mandatorily exchanging owners of unvested common units who provide services for us non-qualified stock options with an exercise price set at the initial public offering price per share of Class A common stock.

  •
  Existing owners who are accredited investors and hold                or more common units and incentive units in the aggregate, including our executive officers, may sell up to 25% of their vested common units and vested incentive units (after conversion into the appropriate conversion number of common units) to Focus LLC at the common unit price, subject to ratable cut-backs depending on the proceeds available from this offering. These existing owners may also elect to exchange all or a portion of their remaining common units and incentive units on the same terms as mandatorily exchanging owners. We refer to existing owners who elect such exchange as "optionally exchanging owners," and to mandatorily exchanging owners and optionally exchanging owners together as "exchanging owners." Optionally exchanging owners may elect to exchange a portion of their common and incentive units only if, after any elective sale and such exchange, they continue to hold at least                common units and incentive units in the aggregate in Focus LLC following this offering. These existing owners will continue to hold their common units and incentive units remaining after any such sale or exchange in Focus LLC.

  •
  We refer to direct or indirect owners of preferred units that are treated as corporations for U.S. federal income tax purposes as "blockers" and to all other owners of preferred units as "unblocked holders." All outstanding preferred units, and the accrued but unpaid preferred return thereon, will be converted into common units. The common units (including those issued with respect to the preferred return) held by certain affiliates of our private equity investors will be distributed to their owners, some of which are blockers. Each blocker will then merge with a separate newly formed subsidiary of Focus, with the blocker as the surviving entity, and each surviving entity will then merge with and into Focus. Except as described below, each blocker owner will receive, at the election of such blocker owner, cash consideration in the merger equal to the initial public offering price for the common units issued to the blocker with respect to the preferred return on such blocker's preferred units and will receive the balance of its merger consideration in the form of Class A common stock for all other common units. Focus LLC will purchase for cash from each unblocked holder at the initial public offering price all common units issued with respect to the preferred return on such holder's preferred units.

  •
  Blocker owners may receive cash in lieu of Class A common stock and unblocked holders may sell any remaining common units to Focus LLC at the common unit price. Each of our private equity investors has agreed to sell for cash, or receive cash as merger consideration for, the following percentage of common units (other than those relating to the preferred return) to be received by its affiliates in the reorganization transactions, whether as blocker owners or as unblocked holders: Summit Partners, L.P.—            ; Polaris Partners—            ; Centerbridge Partners, L.P.—            .

  •
  We will not issue any fractional shares of Class A common stock or common units in the reorganization transactions. Instead, we will pay cash for any such fraction calculated at the initial public offering price per share of Class A common stock.

        We refer to existing owners who will hold common units or incentive units in Focus LLC after the reorganization transactions, including common units converted from preferred units, as "continuing owners." In connection with this offering, Focus will issue shares of its Class B common stock to Focus LLC, and Focus LLC will distribute such shares to the continuing owners who hold vested common units. Each such owner will receive one share of Class B common stock for each vested common unit held. Continuing owners holding unvested common units will receive Class B common stock only upon vesting of such units. Continuing owners holding incentive units will not receive any Class B common stock.

        Shares of Class B common stock will not entitle their holders to any economic rights. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law. Each share of Class B common stock will entitle its holder to one vote, except that the aggregate voting power of the Class B common stock will be limited to 18% of the combined voting power of the Class A and Class B common stock. We do not intend to list the Class B common stock on any stock exchange. Continuing owners holding unvested common units will not have any voting rights until such units vest. Continuing owners holding incentive units will not have any voting rights.

Structure Upon Completion of Offering

        From the proceeds received in this offering after deducting underwriting discounts and offering expenses:

  •
  Focus will pay $            million cash consideration to the blocker owners and $            million to exchanging owners of vested incentive units, and contribute $            million to Focus LLC (or $             million if the underwriters exercise their option to purchase additional shares in full) in exchange for common units.

  •
  Focus LLC will use $             million of such contribution amount to purchase outstanding units from the existing owners, including $             million to purchase common units issued with respect to the preferred return on the unblocked holders' preferred units.

  •
  The remaining $             million of such contribution amount (or $             million if the underwriters exercise their option to purchase additional shares in full) will be used by Focus LLC for acquisitions and general corporate business purposes.

        Upon completion of the reorganization transactions and this offering:

  •
  The outstanding capitalization of Focus will be as follows:

  •
              shares of Class A common stock (or            shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full) held by investors in this offering;

  •
              shares of Class A common stock held by the exchanging owners and blocker owners;

  •
              shares of Class B common stock held by the continuing owners;

  •
  non-compensatory stock options to purchase            shares of Class A common stock issued to exchanging owners of vested incentive units; and

  •
  non-qualified stock options to purchase            shares of Class A common stock granted to exchanging owners who are employees and other persons who perform services for us.

  •
  The outstanding capitalization of Focus LLC will be as follows:

  •
              common units held by Focus;

  •
              common units held by the continuing owners; and

  •
              incentive units held by the continuing owners, which will be convertible into            common units (assuming an offering price at the midpoint of the range on the cover of this prospectus) in connection with the exercise of an exchange right, as described below.

  •
  The combined voting power in Focus will be as follows:

  •
          % for investors in this offering (or        % if the underwriters exercise their option to purchase additional shares in full) who will hold shares of Class A common stock;

  •
          % for the exchanging owners and blocker owners (or        % if the underwriters exercise their option to purchase additional shares in full) as a result of their holding shares of Class A common stock; and

  •
  18% for the continuing owners holding vested common units and a corresponding number of shares of Class B common stock.

        Each unitholder of Focus LLC (other than Focus) will, subject to certain limitations, have the right to cause Focus LLC to acquire all or a portion of its vested common units and vested incentive units, which we refer to as an "exchange right." Upon an exercise of an exchange right with respect to vested incentive units, such incentive units will first be converted into a number of common units that takes into account the then-current value of the common units and such incentive units' aggregate hurdle amount. Upon an exercise of an exchange right with respect to vested common units, and immediately after the conversion of vested incentive units into common units as described in the preceding sentence, Focus LLC will acquire each tendered common unit for one share of Class A common stock. In addition, in connection with any exchange of vested common units (other than common units received upon a conversion of incentive units as described in this paragraph), the corresponding shares of Class B common stock will be cancelled. Alternatively, upon the exercise of any exchange right, Focus (instead of Focus LLC) will have the right to acquire each tendered unit (and corresponding share of Class B common stock, as applicable) from the exchanging unitholder for, at its election, (i) one share of Class A common stock or (ii) an equivalent amount of cash, which we refer to as our "call right." The exchange rights will be subject to restrictions intended to ensure that Focus LLC will continue to be treated as a partnership for U.S. federal income tax purposes. Please read "Certain Relationships and Related Party Transactions—Fourth Amended and Restated Focus LLC Agreement."

Liquidity Rights and Limitations

        All exchanging owners, blocker owners and continuing owners will, subject to certain exceptions, be restricted from selling or transferring any shares of Class A common stock or any other of our equity securities for 180 days after the date of this prospectus. Please read "Certain Relationships and Related Party Transactions—Fourth Amended and Restated Focus LLC Agreement—Transfer of Securities" and "Underwriting—No Sales of Similar Securities."

        We will undertake to file a shelf registration statement to permit the resale of shares of Class A common stock issuable upon the exercise of exchange rights by continuing owners as soon as we become eligible to register the sale of our securities on Form S-3 under the Securities Act.

        Except as set forth below, continuing owners will only be permitted to exercise their exchange rights with respect to one-third of the units held by them upon consummation of this offering during each of the first three years following such consummation, with an ability to carry forward unused exchange rights to subsequent years. Continuing owners will have the following additional liquidity rights:

  •
  The blocker owners and the continuing owners affiliated with our private equity investors will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock or to request an underwritten offering pursuant to a shelf registration statement (known as an "underwritten shelf takedown"), including a block trade. Other continuing owners will have piggyback rights with respect to any such demand registration. In the event of any underwriter cutbacks, all participating holders will be treated equally and included pro rata based on their ownership of Class A common stock and common units. We expect that future unitholders may also be granted registration rights in connection with future acquisitions by Focus LLC.

  •
  Continuing owners not affiliated with the private equity investors will have the right, under certain circumstances, to request an organized offer and resale of shares of Class A common stock with an aggregate value of at least $10.0 million. We will assist the requesting continuing owners in the implementation of any such organized offer and resale through a method selected by us. If the selected method is an underwritten offering with anticipated proceeds of at least $50 million, the blocker owners and the continuing owners affiliated with our private equity investors will have piggyback rights with respect to such offering, but rank behind the initiating continuing owners in the event of any underwriter cutbacks.

        Please read "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        In addition, continuing owners will be subject to transfer restrictions under the Fourth Amended and Restated Focus LLC Agreement intended to ensure that Focus LLC will continue to be treated as a partnership for U.S. federal income tax purposes.

Tax Receivable Agreement

        Focus will enter into a Tax Receivable Agreement with the TRA holders.

        The Tax Receivable Agreement generally provides for the payment by Focus to each TRA holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that we actually realize (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) or are deemed to realize in certain circumstances in periods after this offering as a result of, as applicable to the relevant TRA holder, (i) certain increases in tax basis that occur as a result of Focus's acquisition or deemed acquisition of all or a portion of such TRA holder's units in connection with this offering or pursuant to the exercise of an exchange right or our call right and (ii) imputed interest deemed to be paid by Focus as a result of, and additional tax basis arising from, any payments it makes under the Tax Receivable Agreement.

        Focus will retain the benefit of the remaining 15% of these cash savings. Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." We expect that future unitholders may become party to one or more tax receivable agreements entered into in connection with future acquisitions by Focus LLC.

 USE OF PROCEEDS

        We expect the net proceeds from this offering to be approximately $             million, assuming an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses of approximately $             million, in the aggregate.

        We intend to use the net proceeds from this offering to pay $             million cash consideration to the blocker owners and $             million to exchanging owners of vested incentive units.

        We intend to contribute $             million of the net proceeds from this offering to Focus LLC (or $             million if the underwriters exercise their option to purchase additional shares in full) in exchange for                        common units. Focus LLC will use $             million of such contribution amount to purchase outstanding units from existing owners, including $             million to purchase common units issued with respect to the preferred return on the unblocked holders' preferred units.

        The remaining $             million of such contribution amount (or $             million if the underwriters exercise their option to purchase additional shares in full) will be used by Focus LLC for acquisitions and general corporate business purposes.

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share would cause the net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $             million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same. An increase or decrease of 1,000,000 shares from the expected number of shares of Class A common stock to be sold by us in this offering would cause the net proceeds received by us to increase or decrease, respectively, by approximately $             million, assuming the assumed initial public offering price per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same. Any increase or decrease in proceeds due to a change in the initial public offering price or number of shares issued would increase or decrease, respectively, the amount of net proceeds contributed to Focus LLC to be used by it for acquisitions and general corporate business purposes.

 DIVIDEND POLICY

        We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. If we decide to pay cash dividends in the future, the declaration and payment of such dividends will be at the sole discretion of our board of directors and may be discontinued at any time. In determining the amount of any future dividends, our board of directors will take into account any legal or contractual limitations, our actual and anticipated future earnings, cash flow, debt service and capital requirements, the amount of distributions to us from Focus LLC and other factors that our board of directors may deem relevant.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2015:

  •
  on an actual basis; and

  •
  on a pro forma basis to give effect to (i) the reorganization transactions described under "Internal Reorganization" and "Unaudited Pro Forma Consolidated Financial Information," (ii) the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $             per share (which is the midpoint of the range set forth on the cover of this prospectus) and (iii) the application of the net proceeds from this offering as set forth under "Use of Proceeds."

        You should read the following table in conjunction with "Internal Reorganization," "Use of Proceeds," "Selected Historical and Pro Forma Consolidated Financial Data," "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2015
	Actual(1)	Pro Forma(2)
	(dollars in thousands)
Cash and cash equivalents	$9,547	$

Borrowings under credit facility	$288,000	$

Redeemable senior preferred units	255,205
Redeemable junior preferred units	130,465

Total redeemable preferred units	$385,670	$

Equity:
Class A common stock, $0.01 par value; shares authorized (pro forma); shares issued and outstanding (pro forma)	—
Class B common stock, $0.01 par value, shares authorized (pro forma); shares issued and outstanding (pro forma)	—
Additional paid-in capital	—
Total members' deficit/shareholders' equity	$(281,733)	$

Total capitalization	$391,937	$

(1)
Focus was incorporated in July 2015. The data in this table has been derived from the historical consolidated financial statements of our accounting predecessor, Focus LLC, included elsewhere in this prospectus.

(2)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders' equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares from the expected number of shares of Class A common stock to be sold by us in this offering would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders' equity and total capitalization by $             million, assuming the assumed initial public offering price per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

DILUTION

        Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of Class A common stock for accounting purposes. Our net tangible book value as of June 30, 2015, after giving pro forma effect to the reorganization transactions described under "Internal Reorganization" and "Unaudited Pro Forma Consolidated Financial Information," was approximately $             million, or $            per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities), inclusive of preferred units that will be converted into common units in connection with the reorganization transactions, by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering, including giving effect to our internal reorganization. After giving effect to the sale of shares of Class A common stock in this offering and further assuming the receipt of the estimated net proceeds (assuming the midpoint of the range on the cover of this prospectus and after deducting the estimated underwriting discount and estimated offering expenses), our adjusted pro forma net tangible book value as of June 30, 2015 would have been approximately $             million, or $            per share. This represents an immediate increase in the net tangible book value of $            per share to our existing owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares of Class A common stock in this offering of $            per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of the outstanding Focus LLC common units and incentive units have been exchanged for Class A common stock):

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of June 30, 2015 (after giving effect to our internal reorganization)
Increase per share attributable to new investors in the offering

As adjusted pro forma net tangible book value per share (after giving effect to our internal reorganization and this offering)

Dilution in pro forma net tangible book value per share to new investors in this offering(1)

(1)
If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $            or $            , respectively.

        The following table summarizes, on an adjusted pro forma basis as of June 30, 2015, the total number of shares of Class A common stock owned by existing owners (assuming that 100% of the outstanding Focus LLC common units and incentive units have been exchanged for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing shareholders and to be paid by new investors in this offering at $            , the midpoint of the price range set forth on the cover page of this prospectus, calculated before deduction of the estimated underwriting discount.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
(dollars in thousands, except per share data)
Existing owners			%	$		%	$
Investors in this offering			%	$		%	$

Total			%	$		%	$

        If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to                        , or approximately         % of the total number of shares of Class A common stock. Assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discount and estimated offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all shareholders by approximately $             million.

        To the extent that (i) we grant options to our employees in the future and those options are exercised, (ii) other issuances of Class A common stock are made or (iii) other issuances of common units or grants of incentive units are made and those units are exchanged for Class A common stock, there will be further dilution to new investors.

 SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

        Focus Financial Partners Inc. was formed in July 2015 and does not have historical financial operating results. The following table shows selected historical and pro forma consolidated financial data of our accounting predecessor, Focus Financial Partners, LLC, for the periods and as of the dates presented. Focus Financial Partners, LLC was formed on November 30, 2004.

        The selected historical consolidated financial data as of and for the years ended December 31, 2013 and 2014 were derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The selected unaudited historical consolidated financial data for the six months ended June 30, 2014 and as of and for the six months ended June 30, 2015 were derived from the unaudited condensed consolidated financial statements of our predecessor included elsewhere in this prospectus. The selected unaudited historical balance sheet data as of June 30, 2014 were derived from unaudited condensed consolidated financial statements of our predecessor which are not included in this prospectus. The selected unaudited historical consolidated financial data has been prepared on a consistent basis with the audited consolidated financial statements of Focus Financial Partners, LLC. In the opinion of management, such selected unaudited historical consolidated financial data reflects all adjustments, consisting of normal recurring adjustments, considered necessary to present our financial position for the periods presented. The results for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of statements of financial position or results of operations as of any future date or for any future period.

        The selected unaudited pro forma consolidated statements of income for the year ended December 31, 2014 and the six months ended June 30, 2015 have been prepared to give pro forma effect to (i) the reorganization transactions described under "Internal Reorganization" and (ii) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2014. The selected unaudited pro forma consolidated balance sheets data as of June 30, 2015 has been prepared to give pro forma effect to these transactions as if they had been completed as of June 30, 2015. The selected unaudited pro forma consolidated financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

        You should read the following table in conjunction with "Internal Reorganization," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical consolidated financial statements of our predecessor included elsewhere in this prospectus and the pro forma consolidated financial statements of Focus Financial Partners Inc. set forth under "Unaudited Pro Forma Consolidated Financial Information." Among other things, the historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

	Focus Financial Partners, LLC				Focus Financial Partners Inc.
			Six Months Ended June 30,		Pro Forma
	Year Ended December 31,
					Year Ended December 31, 2014	Six Months Ended June 30, 2015
	2013	2014	2014	2015
	(dollars in thousands, except per share data)
Consolidated Statements of Income Data:
Revenues	$268,935	$325,574	$155,728	$181,831	$	$

Operating expenses	251,903	304,549	145,433	167,790

Income from operations	17,032	21,025	10,295	14,041

Other income (expense)	(7,380)	(8,817)	(4,744)	(4,226)

Income before income tax	9,652	12,208	5,551	9,815
Income tax expense	975	212	471	520

Net income	$8,677	$11,996	$5,080	$9,295	$	$

Net income per share of Class A common stock:
Basic
Diluted
Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$16,668	$9,086	$10,563	$9,547		$
Total assets	381,334	404,467	393,734	459,834
Total liabilities	251,977	257,130	257,931	355,897
Total redeemable preferred units	348,817	369,574	357,555	385,670
Total members' deficit/shareholders' equity	(219,460)	(222,237)	(221,752)	(281,733)
Other Financial Data:
Adjusted EBITDA(1)	$55,717	$67,755	$32,794	$36,274	$	$
Adjusted Net Income(2)					$	$

(1)
Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Business."

(2)
Adjusted Net Income is a non-GAAP financial measure. For a definition of Adjusted Net Income and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Business."

 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        Focus Financial Partners Inc. was formed in July 2015 and does not have historical financial operating results. The following unaudited pro forma consolidated financial statements of Focus Financial Partners Inc. are based on the historical consolidated financial statements of our accounting predecessor, Focus Financial Partners, LLC, included elsewhere in this prospectus. The unaudited pro forma consolidated statements of income for the year ended December 31, 2014 and for the six months ended June 30, 2015 have been prepared to give pro forma effect to the reorganization transactions described under "Internal Reorganization" elsewhere in this prospectus and this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2014. The unaudited pro forma consolidated balance sheet as of June 30, 2015 has been prepared to give pro forma effect to these transactions as if they had been completed as of June 30, 2015. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the reorganization transactions and this offering on the historical financial information of Focus Financial Partners, LLC.

        The unaudited pro forma consolidated financial information should be read together with "Internal Reorganization," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of Focus Financial Partners, LLC and related notes included elsewhere in this prospectus.

        Upon completion of this offering, we expect our operating expenses to increase as a result of being a publicly traded company, including annual and quarterly report preparation, tax return preparation, independent auditor fees, investor relations activities, transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. We also expect our accounting, legal, tax and personnel-related expenses to increase as we supplement our compliance and governance functions, maintain and review internal controls over financial reporting and prepare and distribute periodic reports as required by the rules and regulations of the SEC. The unaudited pro forma consolidated financial statements do not reflect these increased expenses.

        The unaudited pro forma consolidated financial information is included for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated, and does not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

 Unaudited Pro Forma Consolidated Statement of Income
for the Year Ended December 31, 2014
(dollars in thousands, except per share data)

	Focus Financial Partners, LLC Historical	Pro Forma Adjustments		Pro Forma Adjustment Note	Focus Financial Partners Inc. Pro Forma
REVENUES:
Wealth management fees	$276,749	$			$
Other	48,825

Total revenues	325,574

OPERATING EXPENSES:
Compensation and related expenses	117,825			(a)(b)
Management fees	79,139
Selling, general and administrative	65,174
Management contract buyout	1,800
Intangible amortization	28,549
Non-cash changes in fair value of estimated contingent consideration	7,395
Depreciation and other amortization	4,667

Total operating expenses	304,549

INCOME FROM OPERATIONS	21,025

OTHER INCOME (EXPENSE):
Interest income	104
Interest expense	(6,994)
Amortization of debt financing costs and other	(1,599)
Other income (expense)—net	(328)

Total other expense—net	(8,817)

INCOME BEFORE INCOME TAX	12,208
INCOME TAX EXPENSE	212			(c)

Less: net income attributable to non-controlling interests	—		—	(d)

NET INCOME ATTRIBUTABLE TO FOCUS FINANCIAL PARTNERS INC.	$11,996	$			$

Net income per share of Class A common stock:
Basic				(e)	$

Diluted				(e)	$

Weighted average shares of Class A common stock outstanding:
Basic				(e)	$

Diluted				(e)	$

 Notes to the Unaudited Pro Forma Consolidated Statement of Income for the Year Ended
December 31, 2014

        (a)   Reflects additional compensation expense related to the vesting of certain incentive units occurring in connection with the reorganization transactions and additional compensation expense related to cash payments and the issuance of stock options to unitholders in connection with this offering.

        (b)   Reflects additional compensation expense related to the vesting of certain restricted common units in connection with the closing of this offering.

        (c)   Reflects the impact of U.S. federal, state, local and foreign income taxes on the income of Focus. The pro forma effective income tax rate is estimated to be approximately        % and was determined by combining the projected U.S. federal, state, local and foreign income taxes.

        As a flow-through entity, Focus LLC is not and has not been subject to U.S. federal and certain state income taxes at the entity level, although it has been subject to the New York City Unincorporated Business Tax. Instead, for U.S. federal and certain state income tax purposes, taxable income was and is passed through to its unitholders, which after the reorganization transactions, will include Focus. Focus is subject to U.S. federal and certain state income taxes applicable to corporations. The provision for income taxes differs from the amount of income tax computed by applying the applicable U.S. federal income tax statutory rate to income before provision for income taxes as follows:

For the Year Ended December 31, 2014
(dollars in thousands)
U.S. federal statutory rate	$	%
State and local income taxes, net of federal		%
Other permanent items		%
Rate benefit from the flow through entity(1)		%

Provision for income taxes	$	%

(1)
Rate benefit from the flow through entity is calculated principally by multiplying the pro forma consolidated income before tax by the percentage of non-controlling interests (        %) represented by the common units and incentive units, after taking into account the hurdle, of Focus LLC held by the continuing owners and the U.S. federal and state statutory rates. The pro forma income before tax attributable to the non-controlling interests would be subject to New York City Unincorporated Business tax at the consolidated level at a statutory rate of 4.0%. The U.S. federal and state income taxes on the earnings attributable to the common units and incentive units held by the continuing owners will be payable directly by the continuing owners.

        The table above includes certain book to tax differences such as non-deductible meals and entertainment and intangible acquisition expenses which represent permanent differences. These differences are recognized at the level of the flow through entity, Focus LLC, which indirectly benefit Focus by reducing the effective income tax rate.

        (d)   Represents the non-controlling interest allocation of        % of the net income of Focus to the continuing owners. The percentage is based on the common units and incentive units of Focus LLC to be outstanding after the offering.

For the Year Ended December 31, 2014
(dollars in thousands)
Vested common units held by continuing owners
Common unit equivalents of vested incentive units held by continuing owners(1)

Total common units and common unit equivalents attributable to non-controlling interest
Total common units and common unit equivalents of incentive units outstanding
Non-controlling interest allocation		%
Income before provision for income taxes	$
Non-controlling interest allocation		%
Non-controlling interest income before provision for income taxes
Non-controlling portion of provision for income taxes(2)

Net income attributable to non-controlling interests	$

(1)
On a common unit equivalent basis using the initial public offering price.

(2)
The non-controlling portion of provision for income taxes of $            for the year ended December 31, 2014 is calculated by multiplying the pro forma provision for income taxes for Focus LLC of $            by the non-controlling interest allocation percentage of        %.

        (e)   The pro forma basic and diluted net income per share of Class A common stock is calculated as follows:

	Basic	Diluted
(dollars in thousands, except per share data)
Pro forma net income attributable to Focus(1)	$	$
Weighted average shares of Class A common stock outstanding immediately after this offering(1)(2)(3)

Pro forma net income per share of Class A common stock	$	$

(1)
Shares of Class B common stock do not share in the earnings of Focus and are therefore not included in the weighted average shares outstanding or net income per share. Furthermore, no pro forma effect was given to the future potential exchanges of the                        vested common units and                        vested incentive units held by the continuing owners that will be outstanding immediately after the consummation of the reorganization and the offering for a corresponding number of shares of our Class A common stock because the issuance of shares of Class A common stock upon these exchanges would not be dilutive.

(2)
Non-qualified and non-compensatory stock options issued in connection with the reorganization transactions and this offering are anti-dilutive and are therefore not included in the weighted average shares.

(3)
Diluted net income per share includes             shares related to unvested Class A common stock.

Unaudited Pro Forma Consolidated Balance Sheet
as of June 30, 2015
(dollars in thousands, except per share data)

	Focus Financial Partners, LLC Historical	Pro Forma Adjustments	Pro Forma Adjustments Note	Focus Financial Partners Inc. Pro Forma
ASSETS
Cash and cash equivalents	$9,547	$	(a)(c)(f)(g)	$
Accounts receivable—net	31,193
Prepaid expenses and other assets	19,264		(c)
Fixed assets—net	16,255
Debt financing costs—net	8,993
Deferred tax asset			(a)(d)
Goodwill	198,195
Other intangible assets—net	176,387

TOTAL ASSETS	$459,834	$		$

LIABILITIES, REDEEMABLE PREFERRED UNITS, AND MEMBERS' DEFICIT/SHAREHOLDER'S EQUITY:
LIABILITIES:
Accounts payable	$3,966	$	(c)	$
Accrued expenses	16,262		(c)
Due to affiliates	9,942
Deferred revenue	3,556
Other liabilities	34,171
Borrowings under credit facility	288,000
Tax receivable agreement obligations			(d)

TOTAL LIABILITIES	355,897

REDEEMABLE PREFERRED UNITS:
Redeemable senior preferred units	255,205		(f)(g)(j)
Redeemable junior preferred units	130,465		(f)(g)(j)

Total redeemable preferred units	385,670

MEMBERS' DEFICIT	(281,733)		(a)(b)(g)(j)
Class A Common stock, par value $0.01, shares authorized; and shares issued and outstanding, as adjusted			(c)(f)(g)(j)
Class B Common stock, par value $0.01, shares authorized; and shares issued and outstanding, as adjusted			(g)(j)
Additional paid-in capital			(a)(c)(d)(f)(g)
Shareholder's equity			(a)(b)(c)(f)(g)
Total members' deficit / shareholder's equity	(281,733)
Non-controlling interests			(h)

TOTAL LIABILITIES, REDEEMABLE PREFERRED UNITS, AND MEMBERS' DEFICIT/SHAREHOLDER'S EQUITY	$459,834			$

 Unaudited Pro Forma Consolidated Statement of Income
for the Six Months Ended June 30, 2015
(dollars in thousands, except per share data)

	Focus Financial Partners, LLC Historical	Pro Forma Adjustments		Pro Forma Adjustments Note	Focus Financial Partners Inc. Pro Forma
REVENUES:
Wealth management fees	$158,698	$			$
Other	23,133

Total revenues	181,831

OPERATING EXPENSES:
Compensation and related expenses	69,990			(a)(b)
Management fees	42,208
Selling, general and administrative	36,712
Intangible amortization	16,145
Non-cash changes in fair value of estimated contingent consideration	201
Depreciation and other amortization	2,534

Total operating expenses	167,790

INCOME FROM OPERATIONS	14,041

OTHER INCOME (EXPENSE):
Interest income	41
Interest expense	(3,902)
Amortization of debt financing costs and other	(849)
Other (expense) income—net	484

Total other expense—net	(4,226)

INCOME BEFORE INCOME TAX	9,815
INCOME TAX EXPENSE	520			(e)

Less: net income attributable to non-controlling interests	—		—	(h)

NET INCOME ATTRIBUTABLE TO FOCUS FINANCIAL PARTNERS INC.	$9,295	$			$

Net income per share of Class A common stock:
Basic				(i)	$

Diluted				(i)	$

Weighted average shares of Class A common stock outstanding:
Basic				(i)	$

Diluted				(i)	$

Notes to the Unaudited Pro Forma Consolidated Balance Sheet and Statement of Income
for the Six Months Ended June 30, 2015

        (a)   Reflects additional compensation expense related to the vesting of certain incentive units occurring in connection with the reorganization transactions and additional compensation expense related to cash payments and the issuance of stock options to unitholders in connection with this offering and the related deferred tax impact.

        (b)   Reflects additional compensation expense related to the vesting of certain restricted common units in connection with the closing of this offering.

        (c)   From this offering, Focus expects to receive net proceeds from the sale of Class A common stock, par value $0.01 per share, of approximately $            , representing the gross proceeds of $        less the underwriting discount of $            and estimated offering expenses of $        , of which $            have been previously incurred and that Focus has deferred and included in prepaid expenses and other assets on the unaudited pro forma consolidated balance sheet. The gross proceeds are based on the initial public offering price of $            per share (the midpoint in the price range set forth on the cover page of this prospectus).

        The offering adjustments to additional paid-in capital are determined as follows (in thousands):

Gross proceeds from offering	$
Underwriting discount
Estimated offering expenses
Par value of Class A common stock

$

        (d)   In connection with the closing of this offering, Focus will enter into a Tax Receivable Agreement which generally provides for the payment by Focus to the TRA holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that Focus actually realizes (determined using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) or is deemed to realize in periods after this offering as a result of certain increases in tax basis and certain tax benefits attributable to imputed interest. The portion of the deferred tax asset of $            resulting from the offering and attributable to the TRA holders is $            . The liability to be recognized for the Tax Receivable Agreement is $            or 85% of the deferred tax asset of $            which has been recognized from the increase in tax basis and certain tax benefits attributable to imputed interest. This liability is included in pro forma Tax Receivable Agreement obligations. Focus expects to benefit from the remaining 15% of cash savings, if any, realized.

        The total deferred tax asset and Tax Receivable Agreement liability pro forma adjustments are $            and $            , respectively. The excess of the deferred tax asset pro forma adjustment over the Tax Receivable Agreement liability pro forma adjustment of $            is recorded as additional paid-in capital.

        (e)   Reflects the impact of U.S. federal, state, local and foreign income taxes on the income of Focus. The pro forma effective income tax rate is estimated to be approximately        % and was determined by combining the projected U.S. federal, state, local and foreign income taxes.

        As a flow-through entity, Focus LLC is not and has not been subject to U.S. federal and certain state income taxes at the entity level, although it has been subject to the New York City Unincorporated Business Tax. Instead, for U.S. federal and certain state income tax purposes, taxable income was and is passed through to its unitholders, which after the reorganization transactions, will include Focus. Focus is subject to U.S. federal and certain state income taxes applicable to corporations. The provision for income taxes differs from the amount of income tax computed by applying the applicable U.S. federal income tax statutory rate to income before provision for income taxes as follows:

For the Six Months Ended June 30, 2015
(dollars in thousands)
U.S. federal statutory rate	$	%
State and local income taxes, net of U.S. federal		%
Other permanent items		%
Rate benefit from the flow through entity(1)		%

Provision for income taxes	$	%

(1)
Rate benefit from the flow through entity is calculated principally by multiplying the consolidated pro forma income before tax by the percentage of non-controlling interests (        %) represented by the common units and incentive units, after taking into account the hurdle, of Focus LLC held by the continuing owners and the U.S. federal and state statutory rates. The pro forma income before tax attributable to the non-controlling interests would be subject to New York City Unincorporated Business tax at the consolidated level at a statutory rate of 4.0%. The U.S. federal and state income taxes on the earnings attributable to the common units and incentive units held by the continuing owners will be payable directly by the continuing owners.

        The table above includes certain book to tax differences such as non-deductible meals and entertainment and intangible acquisition expenses which represent permanent differences. These differences are recognized at the level of the flow through entity, Focus LLC, and indirectly benefit Focus by reducing the effective income tax rate.

        (f)    Focus intends to use the net proceeds from this offering to pay $          million cash consideration to the blocker owners and $          million to exchanging owners of vested incentive units.

        (g)   Focus intends to contribute $             million of the net proceeds from this offering to Focus LLC (or $             million if the underwriters exercise their option to purchase additional shares in full) in exchange for            common units. Focus LLC will use $             million of such contribution amount to purchase outstanding units from existing owners, including $             million to purchase common units issued with respect to the preferred return on the unblocked holders' preferred units. The remaining $             million of such contribution amount (or $             million if the underwriters exercise their option to purchase additional shares in full) will be used by Focus LLC for acquisitions and general corporate business purposes. The non-controlling interests in the equity of Focus LLC consist of the following components (in thousands):

Issuance of common units	$
Par value of Class B common stock related to issuance of common units
Pro forma additional paid-in capital before the offering

$

        (h)   Represents the non-controlling interest allocation of        % of the net income of Focus to the continuing owners. The percentage is based on the common units and incentive units of Focus LLC to be outstanding after the offering.

For the Six Months Ended June 30, 2015
(dollars in thousands)
Vested common units held by continuing owners
Common unit equivalents of vested incentive units held by continuing owners(1)

Total common units and common unit equivalents attributable to non-controlling interest
Total common units and common unit equivalents of incentive units outstanding
Non-controlling interest allocation		%
Income before provision for income taxes	$
Non-controlling interest allocation		%
Non-controlling interest income before provision for income taxes
Non-controlling portion of provision for income taxes(2)

Net income attributable to non-controlling interests	$

(1)
On a common unit equivalent basis using the initial public offering price.

(2)
The non-controlling portion of provision for income taxes of $        for the six months ended June 30, 2015, is calculated by multiplying the pro forma provision for income taxes for Focus LLC of $        by the non-controlling interest allocation percentage of        %.

        (i)    The pro forma basic and diluted net income per share of Class A common stock is calculated as follows:

	Basic	Diluted
(dollars in thousands, except per share data)
Pro forma net income attributable to Focus(1)	$	$
Weighted average shares of Class A common stock outstanding(1)(2)(3)

Pro forma net income per share of Class A common stock	$	$

(1)
Shares of Class B common stock do not share in the earnings of Focus and are therefore not included in the weighted average shares outstanding or net income per share. Furthermore, no pro forma effect was given to the future potential exchanges of the                vested common units and                vested incentive units held by the continuing owners that will be outstanding immediately after the consummation of the reorganization and the offering for a corresponding number of shares of our Class A common stock because the issuance of shares of Class A common stock upon these exchanges would not be dilutive.

(2)
Non-qualified and non-compensatory stock options issued in connection with the reorganization transactions and this offering are anti-dilutive and are therefore not included in the weighted average shares.

(3)
Diluted net income per share includes            shares related to unvested Class A common stock.

        (j)    Represents the elimination of redeemable senior preferred units and redeemable junior preferred units of $        and $        , respectively, pursuant to the Fourth Amended and Restated Focus LLC Agreement, which will be entered into in connection with the closing of this offering.

 MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read this discussion and analysis of our financial condition and results of operation in conjunction with "Selected Historical and Pro Forma Consolidated Financial Data" and the historical financial statements and related notes of Focus Financial Partners, LLC included elsewhere in this prospectus. The information in this section contains forward-looking statements. Please read "Special Note Regarding Forward-Looking Statements." Our actual results may differ significantly from the results suggested by these forward-looking statements and from our historical results. Some factors that may cause our results to differ are described in the "Risk Factors" section of this prospectus. Focus Financial Partners Inc. was formed in July 2015 and does not have historical financial operating results. The historical financial data discussed below reflect the historical results of operations and financial condition of our accounting predecessor, Focus Financial Partners, LLC, and its subsidiaries and do not give effect to the reorganization transactions described elsewhere in this prospectus. Please read "Internal Reorganization" and "Unaudited Pro Forma Consolidated Financial Information" included elsewhere in this prospectus for a description of the reorganization transactions and their effect on our historical results of operations and financial condition.

Overview

        We are a leading partnership of independent, fiduciary wealth management firms led by entrepreneurs operating at the forefront of the highly fragmented RIA industry and supporting its rapid expansion and consolidation. Our partner firms primarily service high net worth individuals and families by providing highly differentiated and comprehensive wealth management services compared to other industry participants such as traditional brokers and banks. Our partner firms benefit from our intellectual and financial resources, operating in a scaled business model with aligned interests, while retaining their entrepreneurial culture and independence.

        Our partnership is comprised of trusted professionals providing comprehensive wealth management services under a largely recurring, fee-based model, which differentiates our partner firms from the traditional brokerage-based platforms whose revenues are largely derived from commissions. We derive a substantial majority of our revenues from wealth management fees for investment advice, financial and tax planning, consulting, tax return preparation, family office services and other services. We also generate other revenues from recordkeeping and administration service fees, commissions and distribution fees.

        Since we began revenue-generating and acquisition activities in 2006, we have created a partnership of over 30 partner firms, the substantial majority of which are RIAs registered with the SEC; built a business with revenues of $325.6 million for the year ended December 31, 2014 and $181.8 million for the six months ended June 30, 2015; established an attractive revenue model whereby in excess of 90% of our revenues for the six months ended June 30, 2015 were fee-based and recurring in nature and established a national footprint across the United States and expanded our international footprint into the United Kingdom, Canada and China.

Sources of Revenue

        Our partner firms provide comprehensive wealth management services under a largely recurring, fee-based model. We, solely through our partner firms, derive a substantial majority of our revenue from wealth management fees, which are comprised of fees earned from wealth management services, including investment advice, financial and tax planning, consulting, tax return preparation, family office services and other services. Fees are based either on a contractual percentage of the client's assets, a flat fee or an hourly rate and are billed either in advance or arrears on a monthly, quarterly or semiannual basis. We also generate other revenues, which includes recordkeeping and administration service fees, commissions and distribution fees. The following table summarizes our sources of revenue:

	Year Ended December 31,				Six Months Ended June 30,
	2013		2014		2014		2015
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(dollars in thousands)
Wealth management fees	$220,841	82.1%	$276,749	85.0%	$131,433	84.4%	$158,698	87.3%
Other	48,094	17.9%	48,825	15.0%	24,295	15.6%	23,133	12.7%

Total revenues	$268,935	100.0%	$325,574	100.0%	$155,728	100.0%	$181,831	100.0%

Operating Expenses

        Our operating expenses consist of compensation and related expenses, management fees, selling, general and administrative expense, management contract buyout, intangible amortization and impairments, non-cash changes in fair value of estimated contingent consideration and depreciation and other amortization expense.

Compensation and Related Expenses

        Compensation and related expenses includes salaries, wages, related employee benefits and taxes for employees at our partner firms and employees at the holding company level. Compensation and related expenses also includes non-cash compensation expense, issued primarily in the form of common units or incentive units, to employees and non-employees, including management company principals.

Management Fees

        While we generally acquire substantially all of the assets of a target firm, following our acquisition of a new partner firm, the partner firm continues to be primarily managed by its principals through their 100% ownership of a new management company formed by them concurrently with the acquisition. Our operating subsidiary, the management company and the principals enter into a management agreement that provides for the payment of ongoing management fees to the management company. The terms of the management agreements are generally six years subject to automatic renewals for consecutive one-year terms, unless earlier terminated by either the management company or us in certain limited situations. Under the management agreement, the management company is entitled to management fees typically consisting of all EBPC in excess of Base Earnings up to Target Earnings, plus a percentage of EBPC in excess of Target Earnings.

        We retain a cumulative preferred position in Base Earnings. To the extent earnings of an acquired business in any year are less than Base Earnings, in the following year we are entitled to receive Base Earnings together with the prior years' shortfall before any management fees are earned by the management company.

        The following table provides an illustrative example of our economics, including management fees earned by the management company, for periods of projected revenues, +10% growth in revenues and –10% growth in revenues. This example assumes (i) Target Earnings of $3.0 million; (ii) Base Earnings acquired of 60% of Target Earnings or $1.8 million; and (iii) a percentage of earnings in excess of Target Earnings retained by the management company of 40%.

	Projected Revenues	+10% Growth in Revenues	–10% Growth in Revenues
	(dollars in thousands)
New Partner Firm
New partner firm revenues	$5,000	$5,500	$4,500
Less:
Operating expenses (excluding management fees)	(2,000)	(2,000)	(2,000)

EBPC	$3,000	$3,500	$2,500
Base Earnings to Focus (60%)	1,800	1,800	1,800
Management fees to management company (40%)	1,200	1,200	700
EBPC in excess of Target Earnings:
To Focus (60%)	—	300	—
To management company as management fees (40%)	—	200	—
Focus
Focus revenues	$5,000	$5,500	$4,500
Less:
Operating expenses (excluding management fees)	(2,000)	(2,000)	(2,000)
Less:
Management fees to management company	(1,200)	(1,400)	(700)

Operating income	$1,800	$2,100	$1,800

        As a result of our economic arrangements with the various management company entities, 100% of management fees are variable expenses.

Selling, General and Administrative

        Selling, general and administrative expenses include rent, insurance premiums, professional fees, travel and entertainment and other costs.

Management Contract Buyout

        Management contract buyout represents cash we paid to buy out a management agreement of one of our retiring principals whereby the business operations were transitioned to one of our existing partner firms.

Intangible Amortization and Impairments

        Amortization of intangibles and impairments consists primarily of the amortization of intangibles we acquired through our various acquisitions of new partner firms and acquisitions by our partner firms.

Non-Cash Changes in Fair Value of Estimated Contingent Consideration

        We have typically incorporated into our acquisition structure contingent consideration paid to the sellers upon the satisfaction of specified financial thresholds, and the purchase price for a typical acquisition is comprised of a base purchase price and the right to receive such contingent consideration in the form of earn out payments. The contingent consideration is paid upon the satisfaction of specified growth thresholds over a six-year period, typically at years three and six, and this arrangement may result in the payment of additional purchase price consideration to the sellers for periods following the closing of an acquisition. The growth thresholds are tied to the CAGR of the partner firm's earnings. Earn out payments are typically payable in a combination of cash and Focus LLC equity and in the future may include our Class A common stock.

        We recognize the fair value of estimated contingent consideration at the acquisition date as part of the consideration transferred in exchange for substantially all of the assets of the wealth management firm. The contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved. Any changes in fair value are recognized each reporting period in non-cash changes in fair value of estimated contingent consideration in our consolidated statements of income.

Depreciation and Other Amortization

        Depreciation and other amortization expense primarily represents the benefits we received from using long-lived assets such as computers and equipment, leasehold improvements and furniture and fixtures. Those assets primarily consist of purchased fixed assets as well as fixed assets acquired though our acquisitions.

Business Acquisitions

        We completed six and five business acquisitions during the years ended December 31, 2013 and 2014, respectively, and five acquisitions during the six months ended June 30, 2015. Such business acquisitions are accounted for in accordance with Accounting Standards Codification ("ASC") Topic 805: Business Combinations.

        The purchase price is comprised of a base purchase price and a right to receive contingent consideration in the form of earn out payments. The base purchase price typically consists of an upfront cash payment and Focus LLC equity. Following this offering, we may pay a portion of the base purchase price in our Class A common stock.

        The contingent consideration generally consists of two successive three-year earn out periods following the closing, with payment upon the satisfaction of specified growth thresholds. The growth thresholds are tied to the CAGR of the partner firm's earnings. Earn out payments are typically payable in a combination of cash and Focus LLC equity. Future acquisition agreements may provide for earn out payments to include Class A common stock.

        The following table summarizes our business acquisitions for the periods presented.

	Year Ended December 31,
			Six Months Ended June 30, 2015
	2013	2014
	(dollars in thousands)
Number of business acquisitions closed	6	5	5
Consideration:
Cash due at closing and option premium	$30,055	$20,482	$41,903
Fair market value of Focus LLC common units issued	8,035	6,947	8,677
Fair market value of estimated contingent consideration	3,241	4,191	6,930

Total consideration	$41,331	$31,620	$57,510

        Substantially all of our acquisitions have been paid for with a combination of cash flow from operations, proceeds from borrowings under our credit facility and Focus LLC equity, valued at the then-fair market value. In the future consideration may include our Class A common stock.

How We Evaluate Our Business

        We focus on several key financial metrics in evaluating the success of our business, the success of our partner firms and our resulting financial position and operating performance. Key metrics for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015 include the following:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
	(dollars in thousands)
Revenue Metrics:
Revenue growth(1) from prior period	28.9%	21.1%	21.3%	16.8%
Organic revenue growth(2) from prior period	12.2%	14.2%	14.5%	7.3%
Management Fees Metrics:
Management fees growth(3) from prior period	41.4%	21.7%	21.8%	14.2%
Organic management fees growth(4) from prior period	16.5%	16.9%	18.1%	6.7%
Adjusted EBITDA Metrics:
Adjusted EBITDA(5)	$55,717	$67,755	$32,794	$36,274
Adjusted EBITDA growth(5) from prior period	29.4%	21.6%	18.4%	10.6%
Other Metrics:
Acquired Base Earnings(6)	$5,009	$5,327	$2,597	$6,550
Number of partner firms at period end(7)	27	30	29	32

(1)
Represents growth in our GAAP revenue.

(2)
Organic revenue growth represents the year-over-year growth in revenue related to partner firms that (i) for the annual periods presented, are included in our consolidated statements of income for both of the entire fiscal year-periods presented and (ii) for the six month-periods presented, are included in our consolidated statements of income for both of the entire six month-periods presented. We believe these growth statistics are useful in that they present full-period revenue growth of partner firms on a "same store" basis exclusive of the effect of the partial period results of partner firms that are acquired during the comparable periods.

(3)
The terms of our management agreements entitle the management companies to management fees typically consisting of all EBPC in excess of Base Earnings up to Target Earnings, plus a percentage of any EBPC in excess of Target Earnings. Management fees growth represents the year-over-year growth in GAAP management fees earned by management companies.

(4)
Organic management fees growth represents the year-over-year growth in management fees earned by management companies related to partner firms that (i) for the annual periods presented, are included in our consolidated statements of income for both of the entire fiscal year-periods presented and (ii) for the six-month periods presented, are included in our consolidated statements of income for both of the entire six month-periods presented. We believe that these growth statistics are useful in that they present full-period growth of management fees on a "same store" basis exclusive of the effect of the partial period results of partner firms that are acquired during the comparable periods.

(5)
For additional information regarding Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, please read "—Adjusted EBITDA."

(6)
Pursuant to our management agreements, we retain a cumulative preferred position in Base Earnings, which we refer to as Acquired Base Earnings. For additional information regarding Acquired Base Earnings, please read "—Acquired Base Earnings."

(7)
Represents the number of partner firms on the last day of the period presented. For the applicable period end, the number of partner firms has been reduced for partner firms that merged with existing partner firms prior to the last day of the period. Subsequent to June 30, 2015 through the date of this prospectus, we completed the acquisition of four additional partner firms.

Adjusted EBITDA

        Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA is defined as net income excluding interest income, interest expense, income tax expense, amortization of debt financing costs and other, intangible amortization and impairments, depreciation and other amortization, non-cash equity compensation expense, non-cash changes in fair value of estimated contingent consideration, other expense/income, net and management contract buyout. We believe that Adjusted EBITDA, viewed in addition to and not in lieu of, our reported GAAP results, provides additional useful information to investors regarding our performance and overall results of operations for various reasons, including the following:

  •
  non-cash equity grants made to employees or non-employees at a certain price and point in time do not necessarily reflect how our business is performing at any particular time, stock-based compensation expense is not a key measure of our operating performance;

  •
  contingent consideration or earn outs can vary substantially from company to company and depending upon each company's growth metrics and accounting assumption methods, the non-cash changes in fair value of estimated contingent consideration is not considered a key measure in comparing our operating performance; and

  •
  amortization expenses can vary substantially from company to company and from period to period depending upon each company's financing and accounting methods, the fair value and average expected life of acquired intangible assets and the method by which assets were acquired, the amortization of intangible assets obtained in acquisitions are not considered a key measure in comparing our operating performance.

        We use Adjusted EBITDA:

  •
  as a measure of operating performance;

  •
  for planning purposes, including the preparation of budgets and forecasts;

  •
  to allocate resources to enhance the financial performance of our business;

  •
  to evaluate the effectiveness of our business strategies; and

  •
  as a consideration in determining compensation for certain employees.

        Adjusted EBITDA does not purport to be an alternative to net income or cash flows from operating activities. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not a measure of net income, operating income or any other performance or liquidity measure derived in accordance with GAAP. Therefore, Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect all cash expenditures, future requirements for capital expenditures or contractual commitments;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

  •
  Adjusted EBITDA does not reflect the interest expense on our debt or the cash requirements necessary to service interest or principal payments.

        In addition, Adjusted EBITDA can differ significantly from company to company depending on strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. We compensate for these limitations by relying also on the GAAP results and using Adjusted EBITDA as supplemental information.

        Set forth below is a reconciliation of historical net income to historical Adjusted EBITDA for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015 and a reconciliation of pro forma net income to pro forma Adjusted EBITDA for the year ended December 31, 2014 and the six months ended June 30, 2015:

	Focus Financial Partners, LLC
					Focus Financial Partners Inc. Pro Forma
	For the Year Ended December 31,		For the Six Months Ended June 30,
					Year Ended December 31, 2014	Six Months Ended June 30, 2015
	2013	2014	2014	2015
	(dollars in thousands)
Net income	$8,677	$11,996	$5,080	$9,295	$	$
Interest income	(80)	(104)	(52)	(41)
Interest expense	7,297	6,994	3,664	3,902
Income tax expense	975	212	471	520
Amortization of debt financing costs and other	1,267	1,599	793	849
Intangible amortization and impairments	29,910	28,549	13,981	16,145
Depreciation and other amortization	4,259	4,667	2,318	2,534
Non-cash equity compensation expense	3,277	4,319	1,762	3,353
Non-cash changes in fair value of estimated contingent consideration	1,239	7,395	4,438	201
Other expense (income), net	(1,104)	328	339	(484)
Management contract buyout	—	1,800	—	—

Adjusted EBITDA	$55,717	$67,755	$32,794	$36,274	$	$

Acquired Base Earnings

        The terms of our management agreements entitle the management companies to management fees typically consisting of all future EBPC of the acquired wealth management firm in excess of Base Earnings up to Target Earnings, plus a percentage of any EBPC in excess of Target Earnings. Acquired Base Earnings is equal to our retained cumulative preferred position in Base Earnings. We are entitled to receive these earnings notwithstanding any earnings that we are entitled to receive in excess of Target Earnings. Base Earnings may change in future periods for various business or contractual matters. For example, from time to time when a partner firm consummates an acquisition, the management agreement among the partner firm, the management company and the principals is amended to adjust Base Earnings and Target Earnings to reflect the projected post-acquisition earnings of the partner firm.

Adjusted Net Income and Adjusted Net Income Per Share

        Following our initial public offering, we will also analyze our performance using Adjusted Net Income and Adjusted Net Income per share. Adjusted Net Income is a non-GAAP measure. We expect to define Adjusted Net Income as net income excluding income tax expense, amortization of debt financing costs and other, intangible amortization, non-cash equity compensation expense, non-cash changes in fair value of estimated contingent consideration and management contract buyout. The calculation of pro forma Adjusted Net Income also includes adjustments to reflect (i) a pro forma 40% tax rate assuming all earnings of Focus LLC were recognized by Focus and no earnings were attributable to non-controlling interests and (ii) an intangible related tax benefit from acquisitions. Adjusted Net Income per share will be calculated to include on a weighted average basis (i) the number of shares of Class A common stock outstanding for the period, (ii) the number of shares of Class B common stock outstanding for the period and (iii) the number of shares of Class A common stock that would be issued upon exchange of vested and unvested incentive units and unvested common units outstanding for the period (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions and reduction for the applicable hurdle amount). We have historically not used Adjusted Net Income or Adjusted Net Income per share for internal management reporting and evaluation purposes; however, we believe that Adjusted Net Income and Adjusted Net Income per share, viewed in addition to, and not in lieu of, our reported GAAP results, will provide additional useful information to investors regarding our performance and overall results of operations for various reasons, including the following:

  •
  non-cash equity grants made to employees or non-employees at a certain price and point in time do not necessarily reflect how our business is performing at any particular time, stock-based compensation expense is not a key measure of our operating performance;

  •
  contingent consideration or earn outs can vary substantially from company to company and depending upon each company's growth metrics and accounting assumption methods, the non-cash changes in fair value of estimated contingent consideration is not considered a key measure in comparing our operating performance; and

  •
  amortization expenses can vary substantially from company to company and from period to period depending upon each company's financing and accounting methods, the fair value and average expected life of acquired intangible assets and the method by which assets were acquired, the amortization of intangible assets obtained in acquisitions are not considered a key measure in comparing our operating performance.

        Adjusted Net Income does not purport to be an alternative to net income or cash flows from operating activities. The term Adjusted Net Income is not defined under GAAP, and Adjusted Net Income is not a measure of net income, operating income or any other performance or liquidity measure derived in accordance with GAAP. Therefore, Adjusted Net Income has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  Adjusted Net Income does not reflect all cash expenditures, future requirements for capital expenditures or contractual commitments;

  •
  Adjusted Net Income does not reflect changes in, or cash requirements for, working capital needs; and

  •
  Other companies in the financial services industry may calculate Adjusted Net Income differently than we do, limiting its usefulness as a comparative measure.

        In addition, Adjusted Net Income can differ significantly from company to company depending on strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. We compensate for these limitations by relying also on the GAAP results and expect to use Adjusted Net Income as supplemental information.

        Set forth below is a reconciliation of historical net income to pro forma Adjusted Net Income and Adjusted Net Income per share for the year ended December 31, 2014 and the six months ended June 30, 2015:

Focus Financial Partners Inc. Pro Forma
	Year Ended December 31, 2014	Six Months Ended June 30, 2015
(dollars in thousands)
Net income	$	$
Income tax expense
Amortization of debt financing costs and other
Intangible amortization
Non-cash equity compensation expense
Non-cash changes in fair value of estimated contingent consideration
Management contract buyout

Subtotal
Pro forma income tax expense (40%)
Intangible related tax benefit

Adjusted Net Income	$	$

Adjusted Net Income per share	$	$

Weighted average common stock and units outstanding:
Basic Class A common stock
Basic Class B common stock
Basic common units assuming vested Focus LLC incentive unit conversion(1)

Total basic common stock and units outstanding

Diluted Class A common stock
Diluted unvested Class A common stock
Diluted Class B common stock
Diluted unvested Focus LLC common units
Diluted common units assuming vested and unvested Focus LLC incentive unit conversion(1)

Total diluted common stock and units outstanding(2)

(1)
Represents the Class A common stock equivalent of incentive units using the Class A common stock price per share during the period after adjusting for the relevant hurdle rate for each incentive unit.

(2)
Non-qualified and non-compensatory stock options issued in connection with the reorganization transactions and this offering are anti-dilutive and are therefore not included in the weighted average shares.

Factors Affecting Comparability

        Our future results of operations may not be comparable to our historical results of operations, principally for the following reasons:

Tax Treatment

        As a flow-through entity, Focus LLC is not and has not been subject to U.S. federal and certain state income taxes at the entity level, although it has been subject to the New York City Unincorporated Business Tax. Instead, for U.S. federal and certain state income tax purposes, taxable income was and is passed through to its unitholders, which, after the reorganization transactions completed in connection with this offering, include Focus. Focus is subject to U.S. federal and certain state income taxes applicable to corporations. Accordingly, our effective tax rate, and the absolute dollar amount of our tax expense, will increase as a result of the reorganization. Please read "Internal Reorganization."

Public Company Expenses

        Upon completion of this offering, we expect our operating expenses to increase as a result of being a publicly traded company, including annual and quarterly report preparation, tax return preparation, independent auditor fees, investor relations activities, transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. We also expect our accounting, legal, tax and personnel-related expenses to increase as we supplement our compliance and governance functions, maintain and review internal controls over financial reporting and prepare and distribute periodic reports as required by the rules and regulations of the SEC.

Results of Operations

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2015

        The following discussion presents an analysis of our results of operations for the six months ended June 30, 2014 and 2015. Where appropriate, we have identified specific events and changes that affect comparability or trends and, where possible and practical, have quantified the impact of such items.

	For the Six Months Ended June 30,
	2014	2015	$ Change	% Change
	(dollars in thousands)
Revenues:
Wealth management fees	$131,433	$158,698	$27,265	20.7%
Other	24,295	23,133	(1,162)	(4.8)%

Total revenues	155,728	181,831	26,103	16.8%

Operating expenses:
Compensation and related expenses	55,612	69,990	14,378	25.9%
Management fees	36,956	42,208	5,252	14.2%
Selling, general and administrative	32,128	36,712	4,584	14.3%
Intangible amortization	13,981	16,145	2,164	15.5%
Non-cash changes in fair value of estimated contingent consideration	4,438	201	(4,237)	(95.5)%
Depreciation and other amortization	2,318	2,534	216	9.3%

Total operating expenses	145,433	167,790	22,357	15.4%

Income from operations	10,295	14,041	3,746	36.4%

Other income (expense):
Interest income	52	41	(11)	(21.2)%
Interest expense	(3,664)	(3,902)	(238)	(6.5)%
Amortization of debt financing costs and other	(793)	(849)	(56)	(7.1)%
Other (expense) income—net	(339)	484	823	242.8%

Total other expense—net	(4,744)	(4,226)	518	10.9%

Income before income tax	5,551	9,815	4,264	76.8%
Income tax expense	471	520	49	10.4%

Net income	$5,080	$9,295	$4,215	83.0%

  Revenues

        Wealth management fees increased $27.3 million, or 20.7%, for the six months ended June 30, 2015 compared to the six months ended June 30, 2014. New partner firms added subsequent to the six months ended June 30, 2014 that are included in our results of operations for the six months ended June 30, 2015 were Gratus Capital, Strategic Wealth Partners, IFAM Capital, Dorchester Wealth Management and The Fiduciary Group. These new partner firms contributed approximately $10.8 million in revenue during the six months ended June 30, 2015. The balance of the increase of $16.5 million was due to the revenue growth at our existing partner firms associated with wealth management services and partner firm-level acquisitions and a full period of revenue recognized during the six months ended June 30, 2015 for partner firms that were acquired during the six months ended June 30, 2014.

        Other revenues declined $1.2 million, or 4.8%, for the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The decrease was related to lower commissions and distribution fees.

  Operating Expenses

        Compensation and related expenses increased $14.4 million, or 25.9%, in the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The increase related to new partner firms was $2.6 million. The balance of the increase of $11.8 million was due to (i) an increase in salaries and related expense, in part the result of a full period of expense recognized during the six months ended June 30, 2015 for partner firms that were acquired during the six months ended June 30, 2014, (ii) a $1.6 million increase in non-cash compensation expense primarily related to the recognition of expense associated with incentive units and expense related to our redemption and tender offer of Focus LLC units during the six months ended June 30, 2015.

        Management fees increased $5.3 million, or 14.2%, for the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The increase related to the new partner firms was $2.6 million. Management fees are variable and a function of earnings during the period and the balance of the increase of $2.7 million was due to the increase in earnings during the six months ended June 30, 2015 compared to the six months June 30, 2014, in part the result of a full period of earnings recognized during the six months ended June 30, 2015 for partner firms that were acquired during the six months ended June 30, 2014.

        Selling, general and administrative expenses increased $4.6 million, or 14.3%, for the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The increase related to new partner firms was $1.8 million. The balance of the increase of $2.8 million was in part the result of a full period of expense recognized during the six months ended June 30, 2015 for partner firms that were acquired during the six months ended June 30, 2014 and in part due to an increase in expenses related to professional fees, travel, information technology and rent expense related to the growth of our existing partner firms and our acquisition of new partner firms.

        Intangible amortization increased $2.2 million, or 15.5%, for the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The increase was primarily related to new partner firms which added amortization of $1.4 million during the six months ended June 30, 2015.

        Non-cash changes in fair value of estimated contingent consideration decreased $4.2 million, or 95.5%, for the six months ended June 30, 2015 compared to the six months ended June 30, 2014. During the six months ended June 30, 2014 the probability that certain contingent consideration payments would be achieved increased resulting in an increase in the fair value of the contingent consideration liability.

        Depreciation and other amortization expense increased $0.2 million, or 9.3%, for the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The increase was related to capital expenditures during the six months ended June 30, 2015.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2014

        The following discussion presents an analysis of our results of operations for the years ended December 31, 2013 and 2014. Where appropriate, we have identified specific events and changes that affect comparability or trends and, where possible and practical, have quantified the impact of such items.

	For the Year Ended December 31,
	2013	2014	$ Change	% Change
	(dollars in thousands)
Revenues:
Wealth management fees	$220,841	$276,749	$55,908	25.3%
Other	48,094	48,825	731	1.5%

Total revenues	268,935	325,574	56,639	21.1%

Operating expenses:
Compensation and related expenses	96,250	117,825	21,575	22.4%
Management fees	65,048	79,139	14,091	21.7%
Selling, general and administrative	55,197	65,174	9,977	18.1%
Management contract buyout	—	1,800	1,800
Intangible amortization and impairments	29,910	28,549	(1,361)	(4.6)%
Non-cash changes in fair value of estimated contingent consideration	1,239	7,395	6,156	496.9%
Depreciation and other amortization	4,259	4,667	408	9.6%

Total operating expenses	251,903	304,549	52,646	20.9%

Income from operations	17,032	21,025	3,993	23.4%

Other income (expense):
Interest income	80	104	24	30.0%
Interest expense	(7,297)	(6,994)	303	4.2%
Amortization of debt financing costs and other	(1,267)	(1,599)	(332)	(26.2)%
Other income (expense)—net	1,104	(328)	(1,432)	(129.7)%

Total other expense—net	(7,380)	(8,817)	(1,437)	(19.5)%

Income before income tax	9,652	12,208	2,556	26.5%
Income tax expense	975	212	(763)	(78.3)%

Net income	$8,677	$11,996	3,319	38.3%

  Revenues

        Wealth management fees increased $55.9 million, or 25.3%, for the year ended December 31, 2014 compared to the year ended December 31, 2013. New partner firms added during the year ended December 31, 2014 were Summit Financial, Flynn Family Office, Gratus Capital and Strategic Wealth Partners. These new partner firms contributed approximately $9.5 million in revenue during the year ended December 31, 2014. The balance of the increase of $46.4 million was due to the revenue growth at our existing partners firms associated with wealth management services and partner firm-level acquisitions and a full period of revenue recognized during the year ended December 31, 2014 for partner firms that were acquired during the year ended December 31, 2013.

        Other revenue increased $0.7 million, or 1.5%, for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase was related to higher commissions and distribution fees.

  Operating Expenses

        Compensation and related expenses increased $21.6 million, or 22.4% for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase related to new partner firms was $2.9 million. The balance of the increase of $18.7 million was due to an increase in salaries and related expense, in part the result of a full year of expense recognized during the year ended December 31, 2014 for partner firms that were acquired during the year ended December 31, 2013 and $1.0 million in non-cash compensation expense primarily related to the recognition of expense associated with incentive units.

        Management fees increased $14.1 million, or 21.7%, for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase related to new partner firms was $2.4 million. Management fees are variable and a function of earnings during the period and the balance of the increase of $11.7 million was due to the increase in earnings during the year ended December 31, 2014 compared to the year ended December 31, 2013, in part the result of full year of earnings recognized during the year ended December 31, 2014 for partner firms that were acquired during the year ended December 31, 2013.

        Selling, general and administrative expenses increased $10.0 million, or 18.1%, for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase related to the new partner firms was $1.7 million. The balance of the increase of $8.3 million was in part the result of a full year of expense recognized during the year ended December 31, 2014 for partner firms that were acquired during the year ended December 31, 2013 and in part due to an increase in expenses related to professional fees, travel, marketing and information technology expenses related to the growth of our existing partner firms and our acquisition of new partner firms.

        Management contract buyout of $1.8 million for the year ended December 31, 2014 was related to cash we paid to buy out a management agreement of one of our retiring principals whereby the business operations were transitioned to one of our existing partner firms.

        Intangible amortization and impairments decreased $1.4 million, or 4.6%, for the year ended December 31, 2014 compared to the year ended December 31, 2013. New partner firms added amortization of $0.8 million during the year ended December 31, 2014. The decrease is primarily related to goodwill and intangible impairment charges of $4.2 million that were recognized during the year ended December 31, 2013.

        Non-cash changes in fair value of estimated contingent consideration increased $6.2 million, or 496.9%, for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase was the result of the increase in the probability that certain contingent consideration payments would be achieved, resulting in an increase in the fair value of the contingent consideration liability during the year ended December 31, 2014.

        Depreciation and other amortization expense increased $0.4 million, or 9.6%, for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase was related to capital expenditures during the year ended December 31, 2014.

Liquidity and Capital Resources

Sources of Liquidity

        In 2014, we met our cash and liquidity needs primarily through cash generated by our operations and borrowings under our credit facility. Over the next twelve months, and in the longer term, we expect that our cash and liquidity needs will continue to be met by cash generated by our ongoing operations as well as our credit facility, especially for acquisition activities. Our ongoing sources of cash will primarily consist of wealth management fees. We will primarily use cash flow from operations to pay compensation and related expenses, management fees, selling, general and administrative expenses, income taxes and debt service. For information regarding our credit facility, please read "—Credit Facility."

Tax Receivable Agreement

        In connection with the closing of this offering, we will enter into a Tax Receivable Agreement which generally provides for the payment by Focus to the TRA holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that we actually realize (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) or are deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis and certain tax benefits attributable to imputed interest. Focus will retain the benefit of the remaining 15% of these cash savings. The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Focus LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the exchanges of units, the price of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount and timing of the taxable income we generate in the future and the U.S. federal income tax rate then applicable, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payments, based on the assumptions discussed below, would be approximately $             million (calculated using a discount rate equal to one-year LIBOR plus 1.5%, applied against an undiscounted liability of $                     million). The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to us by Focus LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid our taxes and other obligations. Please see "Risk Factors—Risks Related to the Offering and our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement." The payments under the Tax Receivable Agreement will not be conditioned upon a TRA holder's having a continued ownership interest in either Focus LLC or us.

        For information regarding the Tax Receivable Agreement, please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Cash Flows

        The following table presents information regarding our cash flows and cash and cash equivalents for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015.

	Year Ended December 31,				Six Months Ended June 30,
	2013	2014	$ Change	%Change	2014	2015	$ Change	% Change
	(dollars in thousands)
Cash provided by (used in):
Operating activities	$55,278	$58,283	$3,005	5.4%	$21,705	$22,872	$1,167	5.4%
Investing activities	(34,239)	(49,937)	(15,698)	(45.8)%	(31,410)	(46,806)	(15,396)	(49.0)%
Financing activities	(16,028)	(15,949)	79	0.5%	3,552	24,382	20,830	586.4%
Cash and cash equivalents—end of period	16,668	9,086	(7,582)	(45.5)%	10,563	9,547	(1,016)	(9.6)%

  Operating Activities

        Net cash provided by operating activities includes net income adjusted for non-cash expenses such as intangible amortization and impairments, depreciation and other amortization, amortization of debt financing costs and other, non-cash equity compensation expense, non-cash changes in fair value of estimated contingent consideration, other non-cash items and changes in cash resulting from changes in operating assets and liabilities. Operating assets and liabilities include receivables from our clients, prepaid expenses and other assets, accounts payable and accrued expenses, deferred revenues and other assets and liabilities.

        Net cash provided by operating activities increased $3.0 million, or 5.4%, for the year ended December 31, 2014 compared to the year ended December 31, 2013. This increase was primarily the result of an increase in net income of $3.3 million during the year ended December 31, 2014 compared to the year ended December 31, 2013. Net cash provided by operating activities increased $1.2 million, or 5.4%, for the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The increase was related to an increase in net income of $4.2 million during the six months ended June 30, 2015 compared to the six months ended June 30, 2014, primarily offset by changes to receivables, prepaid expenses and other assets, accounts payable, accrued expenses and deferred revenue.

  Investing Activities

        Net cash used in investing activities increased $15.7 million, or 45.8%, for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase was primarily due to an increase of $15.1 million in cash paid for acquisitions and other during the year ended December 31, 2014 compared to December 31, 2013. Net cash used in investing activities increased $15.4 million, or 49.0%, for the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The increase was primarily due to an increase of $15.6 million in cash paid for acquisitions during the six months ended June 30, 2015 compared to the six months ended June 30, 2014.

  Financing Activities

        Net cash used in or provided by financing activities remained flat for the year ended December 31, 2014 compared to the year ended December 31, 2013. Net cash used in financing activities for the six months ended June 30, 2015 increased $20.8 million, or 586.4%, compared to the six months ended June 30, 2015. The increase was due to an increase of $86.5 million in net borrowings made under our credit facility, primarily offset by payments of $59.2 million in connection with our unit redemption during the six months ended June 30, 2015 compared to the six months ended June 30, 2014. For more details regarding our unit redemption, please read the notes to our financial statements included elsewhere in this prospectus.

Contractual Obligations

        The following table describes our contractual obligations as of December 31, 2014:

	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(dollars in thousands)
Credit facility maturities	$193,500	$5,000	$10,000	$178,500	$—
Credit facility interest	21,382	5,637	10,846	4,899	—
Credit facility letters of credit	690	690	—	—	—
Operating lease obligations	70,339	12,183	21,866	17,256	19,034
Capital lease obligations	682	251	313	118	—

Total	$286,593	$23,761	$43,025	$200,773	$19,034

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements. For information about our succession agreements with unaffiliated wealth management firms through Focus Successions, please read "Business—Our Growth Strategy—Growth of Our Existing Partner Firms—Succession Planning for Firms Outside of Our Partnership."

Credit Facility

        In December 2013, Focus LLC entered into the Amended and Restated Revolving Credit and Term Loan Agreement to increase availability under our credit facility to $550.0 million consisting of term and revolving loans, inclusive of an accordion feature of $150.0 million (the "Old Credit Facility"). The Old Credit Facility had a December 2018 maturity date.

        In April and June 2015, Focus LLC entered into amendments to the Amended and Restated Revolving Credit and Term Loan Agreement to increase availability under the Credit Facility to $1.0 billion consisting of term and revolving loans (as amended, the "Credit Facility"), inclusive of an accordion feature of $350.0 million, with an interest rate, at our election, of the lenders' base rate plus a margin of 0.75% to 1.50% or the LIBOR plus a margin of 2.25% to 3.25% depending on our consolidated total leverage ratio. The Credit Facility has a June 2020 maturity date. The Credit Facility also includes unused commitment fees of 0.25% to 0.50% depending on our consolidated total leverage ratio. As of June 30, 2015, the available unused commitment line was $361.2 million. Any outstanding borrowings under the Credit Facility will become immediately due and payable in the event of default, if not cured, for non-payment of principal or interest as such amounts become due, misrepresentation, breach of covenants, insolvency proceedings, bankruptcy filing, judgments, cross-defaults, dissolution or liquidation and cessation of the enforceability of any material provision of the term loan.

        Our obligations under the Credit Facility are collateralized by the majority of our assets. Up to $20.0 million of the Credit Facility is available for the issuance of letters of credit, subject to certain limitations. The Credit Facility contains various customary covenants, including, but not limited to: (i) incurring additional indebtedness or guarantees, (ii) creating liens or other encumbrances on property or granting negative pledges, (iii) entering into a merger or similar transaction, (iv) selling or transferring certain property and (v) declaring dividends or making other restricted payments. In addition to the foregoing, the Credit Facility contains financial covenants, which include a minimum consolidated fixed charge coverage ratio, a maximum consolidated total leverage ratio and a maximum consolidated secured leverage ratio. At June 30, 2015, we were in compliance with all covenants.

        The Credit Facility requires quarterly term loan installment repayments of $1.25 million, which commenced in 2014 and continue through June 2020, with the balance of the Credit Facility due in June 2020.

        At December 31, 2013 and 2014, outstanding borrowings under the Old Credit Facility were $199.0 million and $193.5 million, respectively. The weighted-average interest rate under the Credit Facility was approximately 4% for each of the years ended December 31, 2013 and 2014. At December 31, 2013 and 2014, we have outstanding letters of credit in the amount of $0.7 million, bearing interest at an annual rate of approximately 3%.

        As of June 30, 2015, we had outstanding borrowings of $288.0 million under the Credit Facility. For the six months ended June 30, 2015, the weighted-average interest rate under the Credit Facility was approximately 3%. As of June 30, 2015, we had outstanding letters of credit in the amount of $0.8 million, bearing interest at an annual rate of approximately 3%.

Critical Accounting Policies

        Our financial statements are prepared in accordance with GAAP. Our financial statements include the accounts of Focus LLC and our subsidiaries. Intercompany transactions and balances are eliminated in consolidation. Critical accounting policies are those that are the most important portrayal of our financial condition and results of operations and that require our most difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are described in more detail in the notes to our financial statements, our most critical accounting policies are discussed below. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and the accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Revenue Recognition

  Wealth Management Fees

        We, solely through our partner firms, recognize revenue when earned from wealth management fees, which are comprised of fees earned from wealth management services, including investment advice, financial and tax planning, consulting, tax return preparation, family office services and other services. Fees are based either on a contractual percentage of the client's assets, a flat fee or an hourly rate and are billed either in advance or arrears on a monthly, quarterly, or semiannual basis. Revenue for wealth management and operational support services provided to third-party wealth management firms is presented net since these services are performed in an agent capacity.

  Other

        Other revenue includes recordkeeping and administration service fees, commissions and distribution fees. Recordkeeping and administration revenue is recognized over the period in which services are provided. Commissions and distribution fees are recognized when earned.

  Deferred Revenue

        Fees collected in advance are deferred and recognized in revenue over the period earned with the unrecognized portion of fees collected in advance recorded as deferred revenue.

Business Acquisitions

        Business acquisitions are accounted for in accordance with ASC Topic 805: Business Combinations. Business acquisitions are accounted for by allocating the purchase price consideration to the fair value of assets acquired and liabilities assumed. Goodwill is recognized as the excess of the purchase price consideration over the fair value of net assets of the business acquired. All transaction costs are expensed as incurred.

        We have incorporated contingent consideration into the structure of our partner firm acquisitions. These arrangements may result in the payment of additional purchase price consideration to the sellers based on the growth of certain financial thresholds for periods following the closing of the respective acquisition. The additional purchase price consideration is payable in the form of cash and/or equity.

        We recognize the fair value of estimated contingent consideration at the acquisition date as part of the consideration transferred in exchange for the acquired wealth management firm. The contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved. Any changes in fair value are recognized each reporting period in noncash changes in fair value of estimated contingent consideration.

        The results of the acquired wealth management firms are included in our consolidated financial statements from the respective dates of acquisition.

Goodwill, Intangible Assets and Other Long-Lived Assets

        Goodwill is deemed to have an indefinite useful life and is not amortized. Intangible assets are amortized over their respective estimated useful lives. We have no indefinite-lived intangible assets.

        Goodwill is tested annually for impairment as of October 1, or more frequently if events and circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A two-step impairment test is performed on goodwill. In the first step, we compare the fair value of each reporting unit to the carrying value of the net assets of the reporting unit. The fair value of the reporting unit is determined using a discounted cash flow approach. Under this approach, management uses certain assumptions including, but not limited to, a risk-adjusted rate that is estimated to be commensurate with the risk associated with the underlying cash flows, cash flow trends from prior periods, current-period cash flow, and management's expectation of future cash flows. Expectations of future cash flows are based on projections or forecasts derived from our understanding of the relevant business prospects, economic or market trends, and regulatory or legislative changes which may occur. If the fair value of the reporting unit exceeds the carrying value of the net assets of the reporting unit in the first step, no further testing is performed. If the carrying value exceeds the fair value of the reporting unit in the first step, then we perform the second step of the impairment test to determine the implied fair value of goodwill and compare the implied fair value of goodwill to the carrying value of goodwill to determine the extent of the impairment, if any.

        Intangible assets and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the asset might be impaired or that the estimated useful life should be changed prospectively. If impairment indicators are present, the recoverability of these assets is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is determined using a discounted cash flow approach.

Income Taxes

        Focus LLC is treated as a partnership for federal income tax purposes. Accordingly, Focus LLC is not and has not been subject to U.S. federal and certain state income taxes at the entity level, although it has been subject to the New York City Unincorporated Business Tax. Instead, for U.S. federal and certain state income tax purposes, the income, deductions, losses and credits of Focus LLC are passed through to its unitholders, which after the reorganization transactions, will include Focus. Focus LLC has historically made tax distribution payments in accordance with its current Operating Agreement (the "Focus LLC Agreement"), and we intend to cause Focus LLC to continue to make tax distribution payments, to the extent of available cash, in accordance with the Fourth Amended and Restated Focus LLC Agreement following this offering and the related reorganization transactions. Certain of our subsidiaries are subject to federal, state, local, or foreign corporate income taxes. We file income tax returns with the U.S. federal government as well as various state and local jurisdictions and certain of our subsidiaries are subject to filing requirements in the United Kingdom and Canada.

        We apply the asset and liability method for deferred income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. Valuation allowances, if any, are recorded to reduce the deferred tax assets to an amount that is more likely than not to be realized.

        We review and evaluate tax positions in our major tax jurisdictions and determine whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, we have recorded no reserves for uncertain tax positions at December 31, 2014 and 2013.

Consolidation Considerations

        ASC Topic 810, Consolidations, requires an entity to perform a qualitative analysis to determine whether its variable interests give it a controlling financial interest in a variable interest entity ("VIE"). Under the standard, an enterprise has a controlling financial interest when it has (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. An enterprise that holds a controlling financial interest is deemed to be the primary beneficiary and is required to consolidate the VIE.

        Certain of our subsidiaries have management agreements with the respective management company, which causes these operating subsidiaries to be VIEs. We have assessed whether or not we are the primary beneficiary for these operating subsidiaries and have concluded that we are the primary beneficiary. Accordingly, the results of these subsidiaries have been consolidated.

        Certain of our subsidiaries have variable interests in certain investment funds that are deemed voting interest entities. Due to substantive kick-out rights possessed by the limited partners of these funds, we do not consolidate the investment funds.

        From time to time, we enter into option agreements with wealth management firms (each, an "Optionee") and their owners. In exchange for payment of an option premium, the option agreement allows us, at our sole discretion, to acquire substantially all of the assets of the Optionee at a predetermined time and at a predetermined purchase price formula. If we choose to exercise our option, the acquisition and the corresponding management agreement would be executed in accordance with our typical acquisition structure. If we choose not to exercise the option, the option premium would be recorded as a loss on investment in the consolidated statements of income in the period that the option expires. Option premiums paid by us of $3.0 million and $0.0 are included in prepaid expenses and other assets in the consolidated balance sheets as of December 31, 2014 and 2013, respectively. We have determined that the respective option agreements with the Optionees qualify the Optionees as VIEs. We have determined that we are not the primary beneficiary of the Optionees and do not consolidate the results of the Optionees.

Unit-Based Compensation Costs

        Compensation cost for unit-based awards is measured based on the fair value of the unit-based awards determined by the Black-Scholes option pricing model on the date that the unit-based awards are issued or modified, and is adjusted for the estimated number of awards that are expected to be forfeited. The compensation cost is recognized on a straight-line basis over the requisite service period.

        Our common unit price is determined based on third-party transactions and third-party valuation reports.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers," which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU No. 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective for us on January 1, 2018. Early application is permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect that ASU No. 2014-09 will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor determined the effect of this standard on our ongoing financial reporting.

        In June 2014, the FASB issued ASU No. 2014-12, "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period." ASU No. 2014-12 applies to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period to be treated as a performance condition. A reporting entity should apply existing guidance ASC Topic 718 Compensation—Stock Compensation as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. ASU No. 2014-12 is effective for us January 1, 2016. We are evaluating the effect that ASU No. 2014-12 will have on our consolidated financial statements and related disclosures. We have not yet determined the effect of this standard on our ongoing financial reporting.

        In February 2015, the FASB issued ASU No. 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis." ASU No. 2015-02 modifies the analysis that companies must perform in order to determine whether a legal entity should be consolidated. ASU No. 2015-02 simplifies current consolidation rules by (a) reducing the number of consolidation models, (b) eliminating the risk that a reporting entity may have to consolidate a legal entity solely based on a fee arrangement with another legal entity, (c) placing more weight on the risk of loss in order to identify the party that has a controlling financial interest, (d) reducing the number of instances that related party guidance needs to be applied when determining the party that has a controlling financial interest, and (e) changing rules for companies in certain industries that ordinarily employ limited partnership or VIE structures. ASU No. 2015-02 is effective for us on January 1, 2016. Early adoption is permitted. We are evaluating the effect that ASU No. 2015-02 will have on our consolidated financial statements and related disclosures. We have not yet determined the effect of this standard on our ongoing financial reporting.

        In April 2015, the FASB issued ASU No. 2015-03, "Interest—Imputation of Interest (Subtopic 835-30)." ASU No. 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the corresponding debt liability. ASU No. 2015-03 is effective for us for interim and annual periods beginning January 1, 2016, with early adoption permitted, and is to be applied on a retrospective basis. We have not yet determined the effect of this standard on our ongoing financial reporting.

Quantitative and Qualitative Disclosure about Market Risk

Market Risk

        Our exposure to market risk is primarily related to our partner firms' wealth management services. For the six months ended June 30, 2015, over 90% of our revenues were fee-based and recurring in nature. The substantial majority of our revenues are derived from the wealth management fees charged by our partner firms for providing clients with investment advice, financial and tax planning, consulting, tax return preparation, family office services and other services. The majority of our wealth management fees are based on the value of the client assets and we expect those fees to increase over time as the assets increase. A decrease in the aggregate value of client assets across our partner firms may cause our revenue and income to decline.

Interest Rate Risk

        Interest payable on the Credit Facility is variable. Borrowings under the Credit Facility also bear interest at a rate, at our election, of the lenders' base rate (as defined in the Credit Facility) plus a margin of 0.75% to 1.50% or the LIBOR plus a margin of 2.25% to 3.25% depending on our consolidated total leverage ratio. Interest rate changes will therefore affect the amount of our interest payments, future earnings and cash flows. As of December 31, 2014, we had total borrowings outstanding under our credit facility of $193.5 million. If LIBOR based interest rates increased by 1.0% on this amount, our interest expense for the year ended December 31, 2014 would have increased by approximately $1.9 million.

JOBS Act

        Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

        In addition, for as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not "emerging growth companies" including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions until we are no longer an emerging growth company. These exemptions will apply for a period of five years following the completion of this offering; although, if the market value of our shares that are held by non-affiliates exceeds $700.0 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

BUSINESS

Our Company

        We are a leading partnership of independent, fiduciary wealth management firms led by entrepreneurs operating at the forefront of the highly fragmented RIA industry and supporting its rapid expansion and consolidation. Our partner firms primarily service high net worth individuals and families by providing highly differentiated and comprehensive wealth management services compared to other industry participants such as traditional brokers and banks. Our partner firms benefit from our intellectual and financial resources, operating in a scaled business model with aligned interests, while retaining their entrepreneurial culture and independence.

        Our partnership is built on the following principles, which enable us to attract and retain high-quality wealth management firms and accelerate their growth:

  •
  Entrepreneurship:  Emphasis on the entrepreneurial spirit, independence and unique culture of each partner firm.

  •
  Fiduciary Standard:  Partnership with wealth management firms that are held to the fiduciary standard in serving their clients.

  •
  Alignment of Interests:  Alignment of principals' interests with the interests of Focus through our differentiated partnership and economic model.

  •
  Value-Add Program:  Empowerment of our partner firms through collaboration on strategy, growth and acquisition opportunities, marketing, technology and operational expertise, best practices and access to world-class intellectual resources and capital to fund expansion and acquisitions.

        We were founded by entrepreneurs and began revenue-generating and acquisition activities in 2006. Since that time, we have:

  •
  created a partnership of over 30 partner firms, the substantial majority of which are RIAs registered with the SEC pursuant to the Advisers Act;

  •
  built a business with revenues of $325.6 million for the year ended December 31, 2014 and $181.8 million for the six months ended June 30, 2015;

  •
  established an attractive revenue model whereby in excess of 90% of our revenues for the six months ended June 30, 2015 were fee-based and recurring in nature;

  •
  built a partnership model currently comprised of over 1,400 wealth management-focused principals and employees; and

  •
  established a national footprint across the United States and expanded our international footprint into the United Kingdom, Canada and China.

        We are at the forefront of a fundamental shift in the growing wealth management services industry. The population of high net worth individuals continues to grow globally and has reached record levels in the United States. In addition, due to the significant increase in retirees in the United States, the industry is witnessing an unprecedented flow of retirement assets from company-sponsored plans into flexible investment accounts. Additionally, the delivery of wealth management services is moving from traditional brokerage-based platforms to a fiduciary, open architecture and fee-based structure. This shift has resulted in a significant transfer of client assets and wealth management professionals out of traditional brokerage-based platforms to independent wealth management practices. We believe that our scaled business model positions us to benefit from these trends.

        The independent wealth management industry, including RIAs, is highly fragmented, which we believe enables us to continue our growth strategy of acquiring high-quality wealth management firms, directly and through acquisitions by our partner firms. We have a track record of enhancing the competitive position of our partner firms by providing them with access to the resources of our large organization. Our scale enables us to help our partner firms achieve operational efficiencies and ensure organizational continuity. Additionally, our scale and value-added services increase our partner firms' ability to achieve growth through a variety of tactical, operational and strategic initiatives, as well as the consummation of their own acquisitions. As our existing partner firms benefit from these growth initiatives, we continue to focus on acquisitions of new partner firms.

        Our partnership is comprised of trusted professionals providing comprehensive wealth management services under a largely recurring, fee-based model, which differentiates our partner firms from the traditional brokerage-based platforms whose revenues are largely derived from commissions. We derive a substantial majority of our revenues from wealth management fees for investment advice, financial and tax planning, consulting, tax return preparation, family office services and other services. We also generate other revenues from recordkeeping and administration service fees, commissions and distribution fees.

Our Market Opportunity

Overview of the Wealth Management Industry

        The market we serve is significant and expanding. The Financial Planning and Advice market in the United States, as defined by an IBISWorld report dated April 2015, is estimated to have a total revenue pool of $38.5 billion in 2015, up from $26.8 billion in 2010. Furthermore, the total revenue pool for the Financial Planning and Advice market is expected to reach $45.0 billion by 2020. The U.S. wealth management market is generally categorized into six distinct channels, including the RIA channel we focus on and five broker-dealer channels (independent broker-dealer, wirehouse, regional, bank and insurance). We believe that the RIA channel and channels with similar characteristics in other countries provide a superior structure through which to deliver wealth management services, which leads to attractive growth opportunities and a high-quality client base relative to other channels.

        The high net worth population worldwide grew at a 7.8% annual rate from 2009 to 2014, according to the 2015 World Wealth Report. In addition, globally the wealth of high net worth individuals is expected to grow at a 7.7% annual rate from 2014 to 2017, according to the same report. We believe this trend provides an attractive underlying growth trajectory for our business. Within the larger wealth management industry, we have focused primarily on the United States to date. During 2013 and 2014, the U.S. high net worth population increased approximately 8.6% from 4.0 million to 4.4 million, which represents approximately 29.8% of the global high net worth population, according to the 2015 World Wealth Report.

Overview of the RIA Channel in the United States

        RIAs are generally focused on providing high net worth clients a full suite of wealth management services under a fee-based model. RIAs are registered with the SEC or a state's securities agency and therefore have a legal obligation to adhere to the fiduciary standard, whereas broker-dealers operate under a client suitability standard of conduct which requires only that investment recommendations be based on a reasonable inquiry into a client's situation. In addition, while RIAs are required by the fiduciary standard to make full and fair disclosure to clients of all material facts, including any potential conflicts of interest, broker-dealers have more limited disclosure obligations. Lastly, whereas broker-dealers generally operate under a commission-based system, RIAs generally operate under a fee-based system, which leads to more recurring and visible revenue streams.

        RIAs experienced the strongest growth among the wealth management channels in 2013, growing 8.3% to 28,528 total advisors, according to the Cerulli 2014 Advisor Report. In addition, from 2007 to 2013 RIAs increased their share of total advisors across all channels from 7.0% to 9.9%. The number of advisors in the RIA channel is expected to grow at a CAGR of 6.5% from 2013 to 2018. This amounts to more than 39,000 advisors with an advisor headcount share of 13.0% in 2018, based on estimates from the Cerulli 2014 Advisor Report. In addition to a growing number of advisors, the RIA channel is fragmented with 12,143 RIAs as of December 31, 2013, according to the Cerulli 2014 Advisor Report. As a leading partnership of RIAs, we believe this gives us a competitive advantage for further expansion in this growing, yet fragmented, channel.

Key Trends Driving Growth of RIAs and Dually Registered Firms

        We believe there are several key factors driving the growth of RIAs and dually registered firms:

  •
  Advisors Moving Toward Independent Advisor Model.  As of December 31, 2013, 18.6% of advisors across all channels belonged to RIAs and dually registered firms (those firms that can act either in a fiduciary-based advisory capacity or a suitability-based broker capacity) collectively, and such percentage is expected to grow to 24.6% by the end of 2018, according to the Cerulli 2014 RIA Report. One of the key factors driving the shift of financial advisors to the RIA channel is the ability to garner a greater share of the economics associated with the wealth management services they provide. Advisors also enjoy the increased autonomy associated with running their own firms as they can offer their customers a wider array of investment strategies and services. From time to time, we offer elite teams of wealth management professionals at traditional brokerages and wirehouses access to the Focus Independence program, which is designed to actively help teams of wealth management professionals to transition from traditional brokerages and wirehouses to the RIA model by providing assistance with business planning, staffing and transition management to minimize disruption and best position them for future growth.

  •
  Increased Demand for Independent Advice.  Recent market trends indicate a preference by clients for the independent wealth management advice provided by RIAs and dually registered firms. Wirehouse asset marketshare fell from 46.7% to 42.1% between 2007 and 2013 and is expected to fall further to 36.8% by 2018, according to the Cerulli 2014 Advisor Report. Conversely, RIAs and dually registered firms saw an increase in their collective asset marketshare from 16.0% to 19.8% between 2007 and 2013 and are expected to have an asset marketshare of 27.9% by 2018, according to the Cerulli 2014 Advisor Report. As a leading partnership of RIAs, we believe we are poised to benefit from such trends.

  •
  Lack of Succession Planning in RIA Channel.  According to the Cerulli 2014 RIA Report, 23% of RIAs plan to sell their advisory practice to an unknown outside buyer. This study and the Cerulli 2014 Advisor Report found that, as of December 31, 2013, the average age of a principal advisor was 50.8 years and over 20% of RIA advisors planned to exit the industry in the next five to ten years. We believe we are well-positioned to capture this growing need for RIAs to prepare their firms for the next generation of leadership through Focus Successions, which consists of a standardized agreement pursuant to which an RIA can transition its business upon the retirement of its principal advisors or the occurrence of a key person event to one of our existing partner firms. We currently have signed succession plans with over 60 RIAs since this program was launched in 2012.

  •
  Projected Growth of Managed Accounts.  The United States is in the midst of a generational shift where baby boomers, born between 1946 and 1964, are beginning to retire. The U.S. population aged 65 years and over is expected to increase by 78% in proportion to the total U.S. population from 2014 to 2040, becoming an estimated 21.7% of the total U.S. population in 2040, according to data from the U.S. Census Bureau. Accompanying this shift is an expected increase in demand for wealth management services as assets are moved out of 401(k) accounts and company-sponsored plans into managed accounts. This influx of retirement assets into flexible investment accounts represents a growth opportunity for the independent wealth management sector, specifically the growing RIA channel.

Expanding International Opportunities

        We believe that there are similar business and regulatory trends in several key international jurisdictions that are driving wealth management professionals toward independent, fee-based business models consistent with our partner firms' approach. In particular, in addition to targeting the RIA-led wealth management industry in the United States, we believe the heightened regulatory scrutiny and proliferating awareness of the fiduciary standard for wealth management as well as the growing population of high net worth clients in various regions globally will provide us with an increasing number of acquisition targets abroad. We have identified Canada, the United Kingdom, Western Europe and Australia as attractive markets where we expect our philosophy of fiduciary alignment and independence to resonate with potential partner firms. We also believe that Asia is an attractive market for wealth management services and presents growth opportunities in the future given the growth of the high net worth population in the region. In particular, we believe China presents a medium-term opportunity for us given the Chinese government's steps toward opening its capital and foreign exchange markets and its promotion of international investments by high net worth individuals. We believe that we are well-positioned to take advantage of the growth opportunities in these and other international markets.

  •
  International Regulatory Changes Favor Our Model.  Regulators across the globe are continuing to focus on, and to increasingly mandate, the provision of independent advice by wealth management professionals. In the United Kingdom, the RDR has created a set of rules clarifying the independence, compensation and professional standards for advisors. In particular, the RDR rules ban the payment of commissions by third-party managers for sales of investment products by advisors. These rules provide a strong incentive for advisors to adopt fee-based models. A similar prohibition is in the process of being adopted across the European Union with the implementation of the MiFID II, which was entered into law in July 2014 and is expected to be fully adopted by member states in 2017. A similar regulatory initiative in Australia, the Future of Financial Advice reforms, became mandatory in July 2013 and provides formal guidelines that provide structural tailwinds for the independent wealth management model.

  •
  Ongoing Wealth Creation in Asia.  The Asia-Pacific region experienced 11.4% growth in high net worth wealth in 2013 and 2014, more than any other region in the world, to a total of $15.8 trillion, according to the 2015 World Wealth Report. Asia-Pacific was forecasted to surpass North America in high net worth wealth by 2015 according to the same study. We believe that the rate of wealth creation in Asia will provide opportunities for fiduciary wealth management that aligns with our model. Additionally, jurisdictions across Asia, including China, are increasingly opening up to international ownership and participation in the provision of wealth management advice. As an initial step toward taking advantage of the developments in this highly dynamic environment, we recently established a joint venture in the Shanghai Free Trade Zone in China with the objective of connecting affluent Chinese clients to our partner firms.

        Our future international acquisitions may not be structured like our typical partner firm acquisitions. For example, the structure of our ownership interests in non-U.S. partner firms may differ from the way in which we own our U.S. partner firms.

Our Competitive Strengths

        As a leading partnership of independent, fiduciary wealth management firms led by entrepreneurs, we believe the following strengths provide us with a sustainable competitive advantage:

A Leading Partnership of Fiduciary Wealth Management Firms

        We strategically built a leading partnership of independent, fiduciary wealth management firms led by entrepreneurs through a unique, disciplined and proven acquisition strategy. Our partnership delivers key innovative features that clients are increasingly seeking in today's environment, such as an emphasis on the fiduciary standard and a lack of dependence on cross-selling and commission-based revenues. Our position as a large-scale partnership of wealth management firms provides significant tangible benefits to our partner firms, including acquisition opportunities. Today, we have over 30 partner firms that operate under the fiduciary standard with open-architecture access. Our model allows our partner firms to use each other as business development resources and drives innovation through Centers of Competence, our program through which we share best practices among our partner firms and provide them with value-added services. We believe we have a proven model for transitioning new wealth management firms into the partnership with minimal disruption to the operations of the firm.

Unique Value Proposition for Entrepreneurial Wealth Management Professionals

        We are actively involved in providing strategic advice and other value-added services to our partner firms without compromising their autonomy, client service or culture. As early as the acquisition due diligence process, we identify areas where we believe we can add value to a potential partner firm, and upon acquisition, we assign a relationship leader to each partner firm who is responsible for collaborating with that firm to drive business strategy and growth. Each relationship leader is tasked with intimately understanding the partner firm, identifying opportunities for growth and coordinating our value-added services to assist that partner firm in accelerating its growth. In the interest of emphasizing the independence of our partner firms, we do not impose business decisions on them but rather consult and advise.

        We have a team of approximately 50 professionals who support our partner firms by providing value-added services including marketing and business development support, advisor coaching and development and structuring compensation and incentive models along with career path planning, succession planning advice, operational and technology expertise, legal and compliance support and providing negotiating leverage with vendors. Our value-added services also include acquisition opportunities for our partner firms through a proactive outreach program, structuring transactions and providing guidance to partner firms to facilitate their integration into our partnership. Additionally, we offer offsite meetings, seminars and other opportunities for partner firms to learn and adopt best practices. We host semiannual meetings of our partner firms, as well as periodic summits for the chief investment officers, chief compliance officers, chief operating officers and chief marketing officers of our partner firms where our partner firms can gather and share industry expertise and business development practices. Our partner firms are encouraged to share best practices regularly in order to enhance their collective ability to better serve their clients. We believe the strong growth across our partner firms is evidence of the impact of our value-added services.

Proven Acquisition Expertise

        Growth through acquisitions of new partner firms by us and acquisitions by our partner firms is integral to and a core competency of our business. We have a team of approximately 50 professionals with acquisition, legal, financial, tax, compliance and operational experience devoted to our acquisition strategy. We are disciplined about both the types of wealth management firms we acquire and the terms at which we are willing to transact. Our areas of expertise include:

  •
  Sourcing.  We have an experienced team of professionals with deep industry relationships who have developed a pipeline of potential acquisitions of new partner firms. Our team also assists in identifying potential acquisition targets for our partner firms. In addition, we have relationships with many recruiting and investment banking firms in our industry, serving as an additional acquisition source for us and our partner firms.

  •
  Comprehensive due diligence.  Having grown to a partnership with 36 partner firms and conducted due diligence on many more target firms, we have developed expertise in identifying the highest quality wealth management firms. Our comprehensive due diligence process includes distinct qualitative and quantitative factors and, over time, we have developed a number of proprietary parameters to screen acquisition candidates and identify ways to add value to a target firm. Our partner firms benefit from this same level of expertise when we are identifying potential acquisitions on their behalf.

  •
  Structure.  Our acquisition structure aligns our interests with the interests of the principals by sharing EBPC of our partner firms with them. While we generally acquire substantially all of the assets of the firm we choose to partner with, as a result of the management agreement, the principals oversee the day-to-day operations of the partner firm, which promotes their entrepreneurial mindset.

  •
  Financing.  We benefit from access to significant capital resources which we believe provides us a competitive advantage. As of June 30, 2015, total capacity under our credit facility was $1.0 billion, inclusive of a $350.0 million accordion feature, which allows us to execute acquisitions with speed and certainty.

        We believe that our disciplined acquisition strategy allows us to attract and execute acquisitions of high-quality, fiduciary wealth management firms that continue to support our growth. This is demonstrated by our track record to date, with 36 partner firms and numerous acquisitions executed by our partner firms.

Attractive Financial Model

        Our attractive, differentiated financial model is evidenced by our proven track record of strong financial performance. For the year ended December 31, 2014, our revenue and Adjusted EBITDA grew by 21.1% and 21.6% respectively, as compared to the prior year. The substantial majority of our revenues have historically been fee-based and recurring. For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Business." Our acquisition structure provides us with a preferred position in Base Earnings of our partner firms, which provides us with downside protection while allowing us to participate in the upside as our partner firms grow and generate more revenue. Further, our business has limited working capital and regulatory capital requirements, which creates operating leverage and substantial free cash flow generation. We believe our financial flexibility coupled with our proven financial model will allow us to continue to execute our various growth initiatives.

        In addition, our model has key features that aid us economically in times of market volatility, including:

  •
  Diversified client portfolios.  Our clients have diversified portfolios that are allocated to equity, fixed income and other investment classes.

  •
  Variable-expense nature of management fees.  As a result of our economic arrangements with the various management companies, 100% of management fees are variable expenses. Management fees are one of our largest operating expenses. Additionally, pursuant to the contractual terms of our management agreements, we have a cumulative preferred position in Base Earnings.

  •
  Fee-based and recurring revenues.  Our revenues are substantially fee-based and recurring as opposed to transaction-based. For the six months ended June 30, 2015, over 90% of our revenues were fee-based and recurring in nature.

  •
  Client focus.  Clients continue to look to our partner firms for advice during times of market volatility.

Experienced Management Team with Proven Execution Track Record

        Our management team, which includes our co-founders, has played a significant role in building the business and has a deep, fundamental understanding of the company. Our executives have strong relationships in the wealth management industry and are actively involved in the day-to-day operations of the business and in sourcing acquisitions. Prior to joining Focus, members of our management team developed financial services and consultative expertise and leadership capabilities at organizations such as McKinsey & Company, The Boston Consulting Group, AMEX, Merrill Lynch, BlackRock and PricewaterhouseCoopers. Our management team is closely aligned with shareholders' interests as a result of its significant equity ownership in us.

Our Partner Firms

        Our partner firms provide comprehensive wealth management services to high net worth individuals and families, as well as business entities, under a largely recurring, fee-based model. Our partner firms provide these services across a diverse range of investment styles, asset classes and clients. The substantial majority of our partner firms are RIAs, and certain of our partner firms also have affiliated broker-dealers and/or insurance brokers. Several of our partner firms and principals have been recognized as leading wealth management firms and advisors by financial publications such as Barron's, The Financial Times and Forbes.

        Our partner firms derive a substantial majority of their revenues from wealth management fees for investment advice, financial and tax planning, consulting, tax return preparation, family office services and other services. Wealth management fees are either based on a contractual percentage of the client assets, a flat fee or an hourly rate and are billed either in advance or arrears on a monthly, quarterly or semiannual basis. We also generate other revenue from recordkeeping and administration service fees, commissions and distribution fees.

        We currently have 36 partner firms. All of our partner firm acquisitions have been paid for with a combination of cash and Focus LLC equity and the right to receive contingent consideration.

Consideration for future acquisitions may include our Class A common stock. The following is a list of our partner firms as of October 1, 2015:

Partner Firm	Partner Firm Since	Joined through Focus Independence	Completed Acquisition(s)	Signed Succession Agreement(s)
2006
StrategicPoint	January
HoyleCohen	May		✓
Resnick Advisors	June
2007
Sentinel Benefits & Financial Group	January		✓
Buckingham	February		✓	✓
Benefit Funding Services Group	March
JFS Wealth Advisors	August		✓	✓
Atlas Private Wealth Management	September		✓	✓
GW & Wade	September		✓	✓
Lara, May & Associates	October		✓	✓
2008
Greystone	April		✓
WESPAC	July
2009
Joel Isaacson & Co.	November			✓
Bridgewater	December		✓	✓
LLBH Private Wealth Management	December	✓
2010
Pettinga	December
2011
Sapient Private Wealth Management	September	✓	✓
The Colony Group	October		✓	✓
LVW Advisors	October		✓
2012
Vestor Capital	October
Merriman	December			✓
The Portfolio Strategy Group	December
2013
Beirne Wealth Consulting	February	✓	✓	✓
LaFleur & Godfrey	August
Telemus Capital	August		✓
2014
Summit Financial	April		✓
Flynn Family Office	June		✓
Gratus Capital	October
Strategic Wealth Partners	November			✓
2015
IFAM Capital	February	✓
Dorchester Wealth Management	April
The Fiduciary Group	April
Quadrant Private Wealth	July	✓
Relative Value Partners	July
Fort Pitt Capital Group	October
Patton Albertson Miller Group	October

        The following shows the value-added services we have provided to our partner firms through October 1, 2015:

Value-Added Services
Partner Firm	Marketing and Business Development	Operational and Technology Enhancements	Legal and Compliance Support	Talent Management	Succession Planning
StrategicPoint	✓	✓	✓	✓	✓
HoyleCohen	✓	✓	✓	✓	✓
Resnick Advisors	✓	✓	✓	✓	✓
Sentinel Benefits & Financial Group	✓		✓		✓
Buckingham	✓	✓	✓	✓	✓
Benefit Funding Services Group			✓	✓
JFS Wealth Advisors	✓	✓	✓	✓	✓
Atlas Private Wealth Management			✓	✓	✓
GW & Wade		✓	✓		✓
Lara, May & Associates	✓	✓	✓	✓	✓
Greystone			✓		✓
WESPAC			✓	✓	✓
Joel Isaacson & Co.	✓		✓		✓
Bridgewater	✓	✓	✓	✓	✓
LLBH Private Wealth Management	✓	✓	✓
Pettinga	✓	✓	✓	✓
Sapient Private Wealth Management	✓	✓	✓	✓	✓
The Colony Group	✓	✓	✓	✓	✓
LVW Advisors	✓	✓	✓		✓
Vestor Capital	✓	✓	✓	✓	✓
Merriman	✓	✓	✓	✓	✓
The Portfolio Strategy Group	✓		✓
Beirne Wealth Consulting	✓	✓	✓	✓
LaFleur & Godfrey	✓		✓	✓	✓
Telemus Capital	✓		✓	✓	✓
Summit Financial	✓	✓	✓
Flynn Family Office			✓	✓
Gratus Capital	✓		✓
Strategic Wealth Partners	✓		✓
IFAM Capital	✓	✓	✓	✓	✓
Dorchester Wealth Management	✓	✓	✓		✓
The Fiduciary Group		✓	✓
Quadrant Private Wealth	✓	✓	✓	✓
Relative Value Partners			✓
Fort Pitt Capital Group
Patton Albertson Miller Group

        Our partner firms are primarily located in the United States. In addition, we have one partner firm, Greystone, in the United Kingdom and one partner firm, Dorchester Wealth Management, in Canada. The following table shows our domestic and international revenues for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015:

	Year Ended December 31,				Six Months Ended June 30,
	2013		2014		2014		2015
	(dollars in thousands)
Domestic revenue	$257,470	95.7%	$313,784	96.4%	$149,507	96.0%	$175,238	96.4%
International revenue	11,465	4.3%	11,790	3.6%	6,221	4.0%	6,593	3.6%

Total revenue	$268,935	100.0%	$325,574	100.0%	$155,728	100.0%	$181,831	100.0%

        The map below shows the locations of our partner firms in the United States as of October 1, 2015. The majority of our partner firms operate multiple offices.

        Upon joining our partnership, each partner firm transitions its operations to our common general ledger, payroll and cash management systems. Our common general ledger system provides us access to financial information of each partner firm and is designed to accommodate the varied needs of each individual business. We control payroll and payment of management fees for all partner firms through a centralized disbursement process. The common payroll system allows us to effectively monitor compensation, new hires, terminations and other personnel changes. We employ a cash management system under which cash held by partner firms above a threshold is transferred into our centralized accounts. The cash management system enables us to control and secure our cash flow and more efficiently monitor partner firm earnings and financial position.

        We and our partner firms devote substantial time and effort to remaining current on, and addressing, regulatory and compliance matters. Each of our registered partner firms has its own chief compliance officer and has established a compliance program to help detect and prevent compliance violations. The chief compliance officer at each of our partner firms provides reports to us on compliance matters on an ongoing basis.

        While the chief compliance officers at our partner firms are principally responsible for maintaining their respective compliance programs and to tailor them to the specifics of their partner firms' business, we have an experienced team of legal and compliance professionals in place at the holding company to support our partner firms in fulfilling their regulatory and compliance responsibilities by providing additional guidance and expertise. We collaborate with each of our partner firms in its completion of an annual compliance risk assessment, which is conducted by an outside law firm or a compliance consulting firm. As part of our oversight we engage third-party firms to conduct periodic compliance audits, including cybersecurity, and help coordinate completion of certain other employee trainings. We also monitor how our partner firms address risk assessment recommendations and regulatory exam findings. We also work with our partner firms to assist them in identifying capable legal and compliance advisors by leveraging our extensive relationships.

Our Growth Strategy

        We believe we are well-positioned to take advantage of favorable trends in the wealth management industry, including the migration of wealth management professionals from traditional brokerage-based platforms to a fiduciary, open-architecture and fee-based structure. We plan to grow our business through the growth of our existing partner firms and expansion of our partnership.

Growth of Our Existing Partner Firms

  High-Quality, Growth-Oriented Partner Firms

        Our goal has been and continues to be to acquire high-quality, entrepreneurial wealth management firms that have built their businesses through a proven track record of growth. We believe that our partner firms will continue to take advantage of the shift in the market share of client assets to the RIA space and grow organically through acquisitions of wealth management practices and customer relationships, attracting new clients, additions of new wealth management professionals, increasing the amount of assets from existing clients and market-based growth over time. The economic arrangements put in place at the time of acquisition through our management agreements further incentivize the principals of our partner firms to continue executing on their growth plans.

  Value-Added Services

        We have a team of approximately 50 professionals who support our partner firms by providing value-added services, including marketing and business development support, advisor coaching and development and structuring compensation and incentive models along with career path planning, succession planning advice, operational and technology expertise, legal and compliance support and providing negotiating leverage with vendors. Our value-added services also include acquisition opportunities for our partner firms through a proactive outreach program, structuring transactions and providing guidance to partner firms to facilitate their integration into our partnership. We assign a relationship leader to each partner firm who is tasked with coordinating our value-added services to assist that partner firm in accelerating its growth. These services are provided to our partner firms at no additional cost. Our partner firms have access to the resources of a large organization, which ultimately enhances their operations, enabling them to better serve their clients.

        Some of our key value-added services are described in detail below.

        Marketing and Business Development.    We offer marketing and business development coaching to our partner firms on topics including referral programs, revenue enhancement measures, communications, website and social media, brand strategy and public relations support. Our marketing team works closely with each of our partner firms to understand their unique value proposition in order to ultimately help our partner firms better market themselves to clients and their centers of influence, including accounting and law firms who serve as potential referral sources.

        Talent Management.    We also support the mentoring of next-generation talent through continuous coaching programs that we organize and execute. These programs emphasize key learnings gained from observing top talent across our organization. These services allow our firms to benefit from best practices across our talent pool.

        Compensation Structures and Succession Planning.    We help our partner firms align their compensation models to further incentivize their teams. We also facilitate wealth management professional career path planning and advise on principal promotions to the respective management company. These services allow our partner firms to attract and retain the highest quality wealth management professionals. Our acquisition structure facilitates succession planning by maintaining the partner firm and management company as separate entities, thereby allowing for the principals owning the management company to change over time without disrupting client relationships at the partner firm.

        Operations and Technology.    We assist partner firms in selecting and implementing third-party technology solutions that strengthen each firm's operational performance. Our partner firms can request that our operations team conduct detailed operational assessments to determine their staffing and operating efficiency. Additionally, our operations team provides partner firms negotiating leverage with vendors and cost-efficient access to third-party technology.

        Legal and Compliance Support.    We have an experienced team of legal and compliance professionals in place at Focus to help support our partner firms in fulfilling their regulatory and compliance responsibilities by providing additional guidance and expertise. We have relationships with numerous legal and compliance advisors to help our partner firms maintain compliance.

        Sharing of Best Practices / Collaboration with Other Partner Firms.    Our partner firms have access to networking opportunities, best practices roundtable discussions and training seminars. We offer offsite meetings, seminars and other opportunities for partner firms to learn and adopt best practices. On a semiannual basis, we host partners meetings where wealth management professionals from our partner firms have opportunities to meet face to face to collaborate and share ideas. In addition we host periodic summits for chief investment officers, chief compliance officers, chief operating officers and chief marketing officers, where our partner firms can gather and share industry expertise and business development practices. Our partner firms are also encouraged to share best practices regularly in order to enhance their mutual ability to better serve their clients.

  Acquisitions by Our Partner Firms

        We support acquisitions of wealth management practices and customer relationships by our partner firms to further expand their businesses. Partner firms pursue acquisitions for a variety of reasons, including geographic expansion, acquisition of new talent and/or specific expertise and succession planning. Acquisitions by our partner firms allow them to add new talent and services to better support their client base while simultaneously capturing synergies from the acquired business. We believe there are over 5,000 firms in the United States that are suitable targets for our partner firms. We have an experienced team of professionals with deep industry relationships to assist in identifying potential acquisition targets for our partner firms. Through our proprietary in-house sourcing effort, we have identified a significant amount of the acquisition opportunities our partner firms have executed. Additionally, many of our partner firms are well-known in the industry and have developed extensive relationships. In recent years, our partner firms have identified attractive merger candidates, and we believe this trend will continue as our partner firms continue to build scale.

        In addition to sourcing opportunities, we are actively involved through each stage of the process to provide legal, financial, tax, compliance and operational expertise to guide our partner firms through the due diligence process and execution.

        Our partner firms typically acquire substantially all of the assets of a target firm for cash or a combination of cash and Focus LLC equity and the right to receive contingent consideration. In certain instances, our partner firms may acquire only the customer relationships. Following this offering, acquisition consideration may also include our Class A common stock. At the time a partner firm consummates an acquisition, we amend our management agreement with the partner firm to adjust Base Earnings and Target Earnings to reflect the projected post-acquisition EBPC of the partner firm.

        As of October 1, 2015, our partner firms had completed twelve transactions in 2015, twelve transactions in 2014 and four transactions in 2013. Our partner firms may choose to merge with each other as well. Consolidation of our existing partner firms leads to efficiencies and incremental growth in our cash flows. Since October 2012, three partner firms have consummated mergers with each other.

  Succession Planning for Firms Outside of Our Partnership

        We enable unaffiliated wealth management firms to better plan for changes in personnel and unanticipated disruptions through Focus Successions, which consists of a standardized agreement for a third-party wealth management firm to transition its business upon retirement or a key person event to one of our existing partner firms. We facilitate this process by identifying and sourcing third-party firms in need of succession planning and matching them with a compatible partner firm within our partnership. Typically, we select an existing partner firm that is in the same geographical region and offers similar client services as the third-party firm. This is a unique opportunity to build acquisition pipelines for our partner firms.

        The third-party firms and its principals enter into a succession agreement with one of our existing partner firms, under which our partner firm grants the third-party firm the right to offer to sell substantially all of its assets to the partner firm at any time with notice. The third-party firm's right under the succession agreement is subject to certain conditions, and the terms of the sale are pre-negotiated in a form of asset purchase agreement. Except in the case of succession pursuant to a key person event, the third-party firm must enter into a non-competition agreement upon the closing of the succession transaction. Generally, the term of a succession agreement is one year and renews automatically for an additional year unless earlier terminated by one of the parties. Having started this program only in 2012, we have signed over 60 succession agreements as of October 1, 2015.

        We require third-party firms participating in Focus Successions to provide us with certain financial and other information and to attest to their compliance with our standards for participation in the program. These standards relate to legal compliance, client retention and financial health of the firm, among others.

Expansion of Our Partnership

  Acquisitions of New Partner Firms

        Since inception, a fundamental aspect of our growth strategy has been the acquisition of high-quality, entrepreneurial wealth management firms to expand our partnership. We believe that there are over 500 firms in the United States that are high-quality targets for future acquisitions. While most of our acquisitions have taken place in the United States, we see opportunities in multiple international locations where market and regulatory trends toward the fiduciary standard and open-architecture access mirror those occurring in the United States. We have already begun expansion into the United Kingdom, Canada and the Shanghai Free Trade Zone in China and view Australia as an attractive market to continue the global expansion of our partnership.

        Our differentiated partnership model has allowed us to grow and enhance our leadership position in the wealth management industry.

        We are highly selective in choosing our partner firms and conduct extensive financial, legal, tax, operational and business due diligence. We evaluate a variety of criteria including the quality of the wealth management professionals, historical revenues and cash flows, the recurring nature of the revenues, compliance policies and procedures and the alignment of interests between wealth management professionals and clients. We focus on firms with owners who are committed to the long-term management and growth of their business.

        We generally acquire substantially all of the assets of the firm we choose to partner with but only a portion of the underlying economics in order to align the principals' interests with our own objectives. To determine the acquisition price, we first estimate the operating cash flow of the business based on current and projected levels of revenue and expense, before compensation and benefits to the selling principals or other individuals who become principals. We refer to the operating cash flow of the business as EBPC and to this estimate as Target Earnings. In economic terms, we typically purchase only 40% to 60% of the partner firm's EBPC. Under a management agreement among our operating subsidiary, the management company and the principals, the management company is entitled to management fees typically consisting of all future EBPC of the acquired wealth management firm in excess of Base Earnings up to Target Earnings, plus a percentage of any EBPC in excess of Target Earnings. Through the management agreement, we create downside protection for ourselves by retaining a cumulative preferred position in Base Earnings.

        Since 2006 when we began revenue generating and acquisition activities, our model has allowed us to grow to a partnership with 36 partner firms. Our acquisitions are generally structured as follows:

(1)
Focus LLC forms a wholly owned subsidiary.

(2)
In exchange for a combination of cash and Focus LLC equity and the right to receive contingent consideration, the operating subsidiary acquires substantially all of the assets of the target firm, which is owned by the selling principals, and becomes the successor firm. Following this offering, acquisition consideration may also include our Class A common stock.

(3)
The selling principals form a management company. In addition to the selling principals, the management company may include non-selling principals who become newly admitted in connection with the acquisition or thereafter.

(4)
The successor firm, the principals and the management company enter into a management agreement which typically has an initial term of six years subject to automatic renewals for consecutive one-year terms, unless earlier terminated by either the management company or us in certain limited situations. Under the management agreement, the management company is entitled to management fees typically consisting of all future EBPC of the successor firm in excess of Base Earnings up to Target Earnings, plus a percentage of any EBPC in excess of Target Earnings. Pursuant to the management agreement, the management company provides the personnel who conduct the day-to-day operations of the successor firm. Through the management agreement, we create downside protection for ourselves by retaining a cumulative preferred position in Base Earnings.

        In connection with a typical acquisition, we enter into an acquisition agreement with the target wealth management firm and its selling principals pursuant to which we purchase substantially all of the assets of the target firm. The purchase price is a multiple of Base Earnings, which is a percentage of Target Earnings. The purchase price is comprised of a base purchase price and a right to receive contingent consideration in the form of earn out payments. The base purchase price typically consists of an upfront cash payment and Focus LLC equity. Following this offering, we may pay a portion of the base purchase price in shares of our Class A common stock. The contingent consideration is paid upon the satisfaction of specified growth thresholds over a six-year period, typically at years three and six, and this arrangement may result in the payment of additional purchase price consideration to the sellers for periods following the closing of an acquisition. The growth thresholds are tied to the CAGR of the partner firm's earnings. Earn out payments are typically payable in a combination of cash and Focus LLC equity. Future acquisition agreements may provide for earn out payments to include Class A common stock.

        The acquisition agreements contain customary representations and warranties of the parties, and closing is generally conditioned on the delivery of certain ancillary documents, including an executed management agreement, a confidentiality and non-solicitation agreement, a non-competition agreement and a notice issued by the acquired firm to its clients notifying them of the acquisition and requesting their consent for the assignment of any agreements to the successor firm.

        In connection with the acquisition, management companies and selling principals agree to non-competition and non-solicitation provisions of the management agreement, as well as standalone non-competition and non-solicitation agreements required by the acquisition agreement. Such non-competition and non-solicitation agreements typically have five-year terms. The non-competition and non-solicitation provisions of the management agreement continue during the term of the management agreement and for a period of two years thereafter.

        While we generally acquire substantially all of the assets of the firm we choose to partner with, the partner firm continues to be primarily overseen by the principals who own the management company formed concurrently with the acquisition. Our operating subsidiary, the management company and the principals enter into a long-term management agreement pursuant to which the management company provides the personnel responsible for overseeing the day-to-day operations of the partner firm. The term of the management agreement is generally six years subject to automatic renewals for consecutive one-year terms, unless earlier terminated by either the management company or us in certain limited situations.

        This ownership and management structure allows the principals to maintain an entrepreneurial spirit through autonomous day-to-day decision making, while gaining access to our extensive resources. The management company structure provides both flexibility to us and stability to our partner firms by permitting the principals to continue to build equity value in the management company as the partner firm grows and to arrange their internal economics and succession plans within the management company.

        The following table provides an illustrative example of our economics, including management fees earned by the management company, for periods of projected revenues, +10% growth in revenues and –10% growth in revenues. This example assumes (i) Target Earnings of $3.0 million; (ii) Base Earnings acquired of 60% of Target Earnings or $1.8 million; and (iii) a percentage of earnings in excess of Target Earnings retained by the management company of 40%.

	Projected Revenues	+10% Growth in Revenues	–10% Growth in Revenues
	(dollars in thousands)
New Partner Firm
New partner firm revenues	$5,000	$5,500	$4,500
Less:
Operating expenses (excluding management fees)	(2,000)	(2,000)	(2,000)

EBPC	$3,000	$3,500	$2,500
Base Earnings to Focus (60%)	1,800	1,800	1,800
Management fees to management company (40%)	1,200	1,200	700
EBPC in excess of Target Earnings:
To Focus (60%)	—	300	—
To management company as management fees (40%)	—	200	—
Focus
Focus revenues	$5,000	$5,500	$4,500
Less:
Operating expenses (excluding management fees)	(2,000)	(2,000)	(2,000)
Less:
Management fees to management company	(1,200)	(1,400)	(700)

Operating income	$1,800	$2,100	$1,800

        In certain circumstances, the structure of our relationship with partner firms may differ from the typical structure described above. In addition, our future international acquisitions may not be structured like our typical partner firm acquisitions. For example, the structure of our ownership interests in non-U.S. partner firms may differ from the way in which we own our U.S. partner firms. Please read "—Our Market Opportunity—Expanding International Opportunities."

  Lift Outs of Established Wealth Management Professionals

        From time to time, through Focus Independence, we offer teams of high-quality wealth management professionals at traditional brokerages and wirehouses with strong track records and books of business the opportunity to establish their own independent wealth management firm and ultimately join our partnership as a new partner firm. This program gives these professionals the opportunity to build a business largely unencumbered by the conflicts of interest they face at traditional brokerages and wirehouses and with more favorable economics. Focus Independence is a targeted approach to lift elite teams of wealth management professionals from traditional brokerages and wirehouses and make them entrepreneurs within our partnership. The program has been successful, with the substantial majority of high net worth clients historically retained by the newly formed partner firm. We have completed five acquisitions of new partner firms through Focus Independence since the program's inception.

        We work with each team of wealth management professionals to establish a new RIA business and provide consultation on virtually everything needed to transition to and operate the new RIA as a full-service firm, including technology, personnel and office space. When a team resigns from a brokerage or wirehouse, we enter into an option agreement, which provides us with the option to acquire substantially all of the assets of the RIA 12 to 13 months after the team's resignation date. The option agreement provides a purchase price formula, typically equal to a multiple of the portion of the new RIA's run rate EBPC in the fourth quarter of the calendar year of resignation. The option agreement also establishes the proportions of the purchase price to be paid in cash and Focus LLC equity. Following this offering, we may pay a portion of the purchase price in shares of our Class A common stock.

Competition

        The wealth management industry is very competitive. We compete with a broad range of wealth management firms, including public and privately held investment advisors, traditional brokerages and wirehouses, firms associated with securities broker-dealers, financial institutions and insurance companies. We believe that important factors affecting our partner firms' ability to compete for clients include investment performance, wealth management fee rates, the quality of services provided to clients, the ability to attract and retain key wealth management professionals, the depth and continuity of client relationships, adherence to the fiduciary standard and reputation.

        We strategically built a leading partnership of independent, fiduciary wealth management firms led by entrepreneurs through a unique, disciplined and proven acquisition strategy. Our differentiated partnership model has allowed us to grow and enhance our leadership position in the wealth management industry. As we continue our growth strategy of acquiring high-quality partner firms, we believe that important factors affecting our ability to compete for future acquisitions include:

  •
  the degree to which target wealth management firms view our partnership model as preferable, financially and operationally or otherwise, to acquisition or other arrangements offered by other potential purchasers;

  •
  the reputation and performance of our existing and future partner firms, by which target wealth management firms may judge us and our future prospects; and

  •
  the quality and breadth of our value-added services.

Employees

        As of June 30, 2015, we had over 1,100 employees, 58 of whom were employed at the holding company.

        Additionally, as of June 30, 2015, there were over 150 principals who were part of the management companies that oversaw partner firms and were not our employees.

Trademarks

        We own many registered trademarks and service marks in the United States. We believe the Focus Financial Partners name and the many distinctive marks associated with it are of significant value and are very important to our business. Accordingly, as a general policy, we monitor the use of our marks and vigorously oppose any unauthorized use of the marks.

        We register some of our copyrighted material and otherwise rely on common law protection of our copyrighted works. Such copyrighted materials are not material to our business.

Properties

        We and our partner firms conduct our operations using leased office facilities. While we believe we have suitable office space currently, we will continue to evaluate our office space requirements and will complement these facilities as necessary.

        Our corporate headquarters are located at 825 Third Avenue, New York, New York, where we occupy approximately 16,900 square feet of space under subleases, the terms of which expire in April 2019. In addition, each of our partner firms leases office space in the city or cities in which it conducts business.

Legal Proceedings

        We are, from time to time, involved in various legal claims and regulatory matters arising out of our operations in the normal course of business. After consultation with legal counsel, we do not believe that the resolutions of any such matters we are currently involved in, individually or in the aggregate, will have a material adverse impact on our financial condition or results of operations. However, we can provide no assurance that any pending or future matters will not have a material effect on our financial condition, results of operations or cash flows in future reporting periods.

        From time to time, our partner firms receive requests for information from governmental authorities regarding business activities. We have cooperated and will continue to cooperate fully with all governmental agencies. We continue to believe that the resolution of any governmental inquiry will not have a material impact on our financial condition, results of operations or cash flows.

REGULATORY ENVIRONMENT

  Existing Regulation

        Our partner firms are subject to extensive regulation in the United States. In addition, our partner firms, Greystone and Dorchester, are subject to extensive regulation in the United Kingdom and Canada, respectively. In the United States, our partner firms are subject to regulation primarily at the federal level, including regulation by the SEC under the Advisers Act, by the DOL under ERISA and by the SEC and FINRA for our partner firm subsidiaries that are broker-dealers. Our partner firms may also be subject to regulation by state insurance and securities regulators for insurance and other aspects of our partner firms' activities. Outside of the United States, Greystone is regulated by the Financial Conduct Authority in the United Kingdom and Dorchester is regulated by the securities regulators of Canada's provinces.

        Our U.S.-based partner firms that are investment advisers are registered with the SEC under the Advisers Act. The Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties, compliance and disclosure obligations, recordkeeping requirements and operational requirements. Certain of our partner firms sponsor unregistered and registered funds in the United States and certain foreign jurisdictions. These activities subject those partner firms to additional regulatory requirements in those jurisdictions. In addition, many state securities commissions impose filing requirements on investment advisers that operate or have places of business in their states. Similarly, many states require certain client facing employees of RIAs and FINRA-registered broker-dealers to become state licensed.

        Certain of our partner firms have affiliated SEC registered broker-dealers for the purpose of distributing funds or other securities products. Broker-dealers and their personnel are regulated, to a large extent, by the SEC and self-regulatory organizations, principally FINRA. In addition, state blue sky commissions have supervisory authority over broker-dealer activities conducted in their states. Broker-dealers are subject to regulations which cover virtually all aspects of their business, including sales practices, trading practices, use and safekeeping of clients' funds and securities, recordkeeping and the conduct of directors, officers, employees and representatives. Broker-dealers are also subject to net capital rules that mandate that they maintain certain levels of capital. Certain partner firms have a limited number of employees that are registered representatives with unaffiliated broker-dealers.

        Certain of our partner firms have affiliated insurance brokers. State insurance laws grant state insurance regulators broad administrative powers. These supervisory agencies regulate many aspects of the insurance business, including the licensing of insurance brokers and agents and other insurance intermediaries, and trade practices such as marketing, advertising and compensation arrangements entered into by insurance brokers and agents.

        Certain of our partner firms are also subject to regulation by the DOL under ERISA and related regulations with respect to investment advisory and management services provided to participants in retirement plans covered by ERISA. Among other requirements, ERISA imposes duties on persons who are fiduciaries under ERISA and prohibits certain transactions involving related parties.

  Regulatory Reform

        Our partner firms are subject to the numerous regulatory reform initiatives in the United States and in international jurisdictions where they operate. New laws or regulations, or changes in enforcement of existing laws or regulations, could have a material and adverse impact on the scope or profitability of our partner firms' business activities or require us and/or our partner firms to change business practices and incur additional costs as well as potential reputational harm.

        For example, the Dodd-Frank Act was signed into law in the United States in July 2010. The Dodd-Frank Act is expansive in scope and requires the adoption of extensive regulations, many of which have just recently been adopted or become effective. As the impact of these regulations will become evident over time, it is not yet possible to predict the ultimate effects of the Dodd-Frank Act on our business, the businesses of our partner firms or the businesses of our competitors.

        In particular, the Dodd-Frank Act contains provisions authorizing the SEC to adopt a uniform fiduciary standard for all broker-dealers and investment advisers. In May 2015 the Chair of the SEC announced her support for such a standard, but no formal proposal has been made by the SEC. Separately, in April 2015, the DOL re-proposed rules under ERISA to expand the fiduciary definition that applies in connection with recommendations made to retirement plans, plan participants and individual retirement accounts. If adopted, the proposal would expand the number and types of people that will be deemed "fiduciaries" under ERISA and would include many broker-dealers, individual financial advisers or representatives and pension consultants. At present, it is not clear if the SEC will propose or adopt rules related to a uniform fiduciary standard or if the DOL proposal will be adopted in its present form, in a different form or at all. Further, if any such proposals are adopted, it is not possible to predict whether they could harm our business by removing a competitive advantage enjoyed by our partner firms that already operate under the fiduciary standard, or if it may even help our business by encouraging the movement of clients and financial advisers toward our fiduciary-based model.

        In August 2015, FinCEN proposed an AML rule that would apply to investment advisers registered with the SEC. The proposed rule, if adopted, would require RIAs to establish and maintain an AML program, including designating an AML compliance officer and to report suspicious activity to FinCEN pursuant to the BSA. The proposed rule delegates authority to the SEC to examine RIAs to ensure their compliance with the BSA. Currently, only our partner firms that are registered with the SEC as broker-dealers are subject to the BSA.

        In addition, financial regulators are increasing their enforcement and examination attention across a wide range of activities and business practices, including disclosure, conflicts of interest, cybersecurity, business continuity and succession planning. Such enhanced scrutiny may increase the likelihood of enforcement actions or violation findings or cause us or our partner firms to change business practices or incur additional costs. It is also not possible to predict how such changes may impact the businesses of our competitors and the competitive dynamics of the industry.

 MANAGEMENT

Director, Director Nominees, Executive Officers and Other Key Employees

        The following sets forth information regarding our director, director nominees and executive officers as of October 1, 2015:

Name	Age	Position with Focus
Ruediger Adolf	52	Founder of Focus LLC and Chief Executive Officer and Chairman
Rajini Sundar Kodialam	47	Co-Founder of Focus LLC and Chief Operating Officer and Director Nominee
James Shanahan	45	Chief Financial Officer
William I. Campbell	71	Director Nominee
Christopher J. Dean	42	Director Nominee
Lawrence G. Graev	71	Director Nominee
Matthew S. Kabaker	39	Director Nominee
Lawrence S. Kanarek	59	Director Nominee
Daniel C. Sontag	59	Director Nominee
		Director Nominee
		Director Nominee

        The following table sets forth information regarding other key employees as of October 1, 2015:

Name	Age	Position with Focus
Leonard R. Chang	40	Co-Founder of Focus LLC and Managing Director
Christopher T. Dupuy	50	President—Independence
J. Russell McGranahan	45	General Counsel
Vamsi K. Yadlapati	35	Managing Director

        Set forth below are the backgrounds of our director nominees and executive officers.

        Ruediger Adolf.    Mr. Adolf has served as Founder and Chief Executive Officer and as a member of the board of managers of Focus LLC since 2004. Mr. Adolf has served as our Chief Executive Officer and Chairman and as a member of our board of managers since formation. From 1998 to 2003, Mr. Adolf served as Senior Vice President and General Manager of the AMEX Global Brokerage and Banking division. Prior to this role, Mr. Adolf was the Senior Vice President of Strategy and Business Development. Before joining AMEX, Mr. Adolf was a partner at McKinsey & Company. Mr. Adolf holds a Mag. iur. and a Dr. iur. from the University of Innsbruck, Austria.

        Mr. Adolf is qualified to serve as a director because of his operational and historical experience as Focus LLC's Founder and Chief Executive Officer and as a board member of Focus LLC and his extensive experience in the financial services industry.

        Rajini Sundar Kodialam.    Ms. Kodialam has served as Co-Founder and Managing Director of Focus LLC since 2005. Ms. Kodialam has served as our Chief Operating Officer since formation and has agreed to serve on our board of directors. Prior to founding Focus, Ms. Kodialam worked at AMEX from 1998 to 2005 where she served as a Vice President from 1999 to 2005. Prior to joining AMEX, Ms. Kodialam was with McKinsey & Company. Ms. Kodialam holds a Master of Business Administration in Finance and Marketing from Columbia Business School, a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad and a Bachelor of Arts from Delhi University, India.

        Ms. Kodialam is qualified to serve as a director because of her operational and historical experience as a co-Founder and Managing Director of Focus LLC and her extensive experience in the financial services industry.

        James Shanahan.    Mr. Shanahan has served as Chief Financial Officer of Focus LLC since October 2006. Mr. Shanahan has served as our Chief Financial Officer since formation. From 2001 to 2006, Mr. Shanahan served in the Chief Financial Officer/Vice President of Operations roles for Sybari Software, a software security company that became a subsidiary of Microsoft in 2005. Prior to Microsoft, Mr. Shanahan was with PricewaterhouseCoopers from 1992 to 2001 where he last served as a Senior Audit Manager. Mr. Shanahan is a Certified Public Accountant and holds a Master of Business Administration/Bachelor of Business Administration from Hofstra University. Additionally, Mr. Shanahan is a Chartered Financial Consultant and Personal Financial Specialist.

        William I. Campbell.    Mr. Campbell has served on the board of managers of Focus LLC since 2008. Mr. Campbell has agreed to serve on our board of directors. Mr. Campbell has been a Senior Advisor to JPMorgan Chase & Co. and was previously Chairman of Chase Card Services. From 2005 to 2007, he served as Chairman of Visa International. Mr. Campbell also serves as President of Sanoch Management, a consulting and investment firm for financial companies, startups and venture capital firms. Prior to these roles, Mr. Campbell oversaw Citigroup's Global Consumer Business as Chief Executive Officer of Global Citibank and then Citigroup's Global Consumer Business. Mr. Campbell also spent 28 years at Philip Morris, where he held several positions including President of the Asian region for Philip Morris, Executive Vice President of Marketing and Sales for Philip Morris USA, Executive Vice President of Strategic Planning for Philip Morris Companies and Chief Executive Officer of Philip Morris USA. Mr. Campbell has served on the board of directors of The KEYW Holding Corporation since 2010. He also serves as a director to BTI Systems, Inc., First Beverage Group and LeadDog Marketing Group. Mr. Campbell earned a Bachelor's degree in Economics from the University of Alberta and a Master of Business Administration from the University of Western Ontario.

        Mr. Campbell is qualified to serve as a director because of his historical experience as a board member of Focus LLC, his extensive public company board experience and his experience as an executive in the financial services industry and at Philip Morris.

        Christopher J. Dean.    Mr. Dean has served on the board of managers of Focus LLC since 2009. Mr. Dean has agreed to serve on our board of directors. Mr. Dean joined Summit Partners, L.P., one of Focus LLC's largest stakeholders, in 2001 and has served as a Managing Director since 2006. Prior to Summit Partners, L.P., Mr. Dean worked for Morgan Stanley, J.H. Whitney & Co. and Sun Microsystems. He also currently serves as a director to Quickstream Financial, Champion Windows, Sun Trading, LLC, Salient Partners, Aurora Diagnostics and Invoice Cloud. Mr. Dean holds a Bachelor of Arts in history from the University of Notre Dame and a Master of Business Administration from Harvard Business School.

        Mr. Dean is qualified to serve as a director because of his experience as a board member of Focus LLC, his extensive public and private board experience and his extensive experience in the financial services industry, finance and business development.

        Lawrence G. Graev.    Mr. Graev has served on the board of managers of Focus LLC since 2012. Mr. Graev has agreed to serve on our board of directors. Since 2000, Mr. Graev has served as Chairman and Chief Executive Officer of The GlenRock Group, LLC, a private equity firm, and since 2007, as President and Chief Operating Officer of GlenRock Capital Advisors, LLC, an institutional investor advisor. Mr. Graev has also taught as an Adjunct Professor of Venture Capital Law since 2007, first at George Washington University School of Law and currently at Fordham Law School. Prior to The GlenRock Group, Mr. Graev practiced law as a corporate attorney, first at Cravath, Swaine &

Moore LLP and then at O'Sullivan Graev & Karabell, LLP, which he co-founded and served as Chairman and Chief Executive Officer of for 25 years. From 2002 to 2013, Mr. Graev served on the board of directors of The Travelers Companies, Inc. Currently, Mr. Graev serves on the Private Equity Advisory Committee of Cornell University. Mr. Graev earned his Bachelor of Science from Cornell University and his Juris Doctor from George Washington University Law School.

        Mr. Graev is qualified to serve as a director because of his historical experience as a board member of Focus LLC, his extensive private and public company board experience and his extensive experience as a senior executive across a variety of private equity-related activities.

        Matthew S. Kabaker.    Mr. Kabaker has served on the board of managers of Focus LLC since 2013. Mr. Kabaker has agreed to serve on our board of directors. Mr. Kabaker has served as Senior Managing Director at Centerbridge Partners, L.P., one of Focus LLC's largest stakeholders, since 2013. Prior to joining Centerbridge, Mr. Kabaker was a Senior Advisor to the Treasury Secretary and Deputy Assistant Secretary for Capital Markets at the U.S. Treasury Department, and before that, he was a Managing Director at The BlackStone Group L.P. Mr. Kabaker serves on the board of directors of Aktua Soluciones Financieras, S.L. and Bluestem Group Inc. Mr. Kabaker holds a Bachelor of Arts in Philosophy, Politics and Economics from the University of Pennsylvania.

        Mr. Kabaker is qualified to serve as a director because of his historical experience as a board member of Focus LLC, his extensive private and public company board experience and his government and senior management experience.

        Lawrence S. Kanarek.    Mr. Kanarek has served on the board of managers of Focus LLC since 2014. Mr. Kanarek has agreed to serve on our board of directors. Mr. Kanarek is a retired senior director of McKinsey & Company. He worked at McKinsey from 1980 to 2014, leading the Washington, D.C. office for six years, and was a member of McKinsey's board of directors from 1995 to 2012. Since retiring, Mr. Kanarek provides consulting services to select clients through Kanarek & Associates, LLC. Mr. Kanarek serves on the Board of Trustees and the Executive Committee of Brandeis University and on the board of directors of the Atlantic Council. Mr. Kanarek received his Bachelor of Arts at Brandeis University and his Master of Business Administration at Harvard Business School.

        Mr. Kanarek is qualified to serve as a director because of his historical experience as a board member of Focus LLC, his extensive board experience and his business, finance and leadership skills.

        Daniel C. Sontag.    Mr. Sontag has served on the board of managers of Focus LLC since 2014. Mr. Sontag has agreed to serve on our board of directors. Mr. Sontag worked at Merrill Lynch from 1978 to 2009 where he held several positions, including head of global wealth management, senior vice president and head of Americas wealth management and head of the Americas client relationship group. Mr. Sontag received his Bachelor of Arts from the University of Tennessee.

        Mr. Sontag is qualified to serve as a director because of his historical experience as a board member of Focus LLC, his extensive public company board experience and his experience in the financial services industry.

        Set forth below are the backgrounds of our other key employees.

        Leonard R. Chang.    Mr. Chang is a co-founder of Focus LLC and has served as a Managing Director of Focus LLC since 2004. Mr. Chang has served as our Managing Director since formation. Prior to Focus, Mr. Chang was with the Boston Consulting Group, and before that, Mr. Chang worked at AMEX in the Strategy and Business Development Group, based in New York and London. Mr. Chang received his Master of Business Administration from Harvard Business School and his Bachelor of Science in Economics with dual concentration in Finance and Strategic Management from the Wharton School at the University of Pennsylvania.

        Christopher T. Dupuy.    Mr. Dupuy has served as President of the Focus Independence team of Focus LLC since 2014. Mr. Dupuy has served as President of our Focus Independence team since formation. Prior to joining Focus, Mr. Dupuy worked for Merrill Lynch in several positions, including Market Executive of the Pacific Northwest Market, Head of the Wealth Management, Private Wealth and Asia International businesses, National Sales Manager of Merrill Lynch Wealth Management, Head of Merrill Lynch's Global Investments Solutions Business and Chief Operating Officer of Merrill Lynch's Wealth Management Bank. He also served as a member of Merrill Lynch's Executive and Compensation Committees. Mr. Dupuy received his Bachelor of Science in Communication Arts from James Madison University.

        J. Russell McGranahan.    Mr. McGranahan has served as General Counsel of Focus LLC since August 2015 and has served as our General Counsel since that time. From 2006 to 2015, Mr. McGranahan was a Managing Director, M&A Counsel and Corporate Secretary at BlackRock. Prior to joining BlackRock, Mr. McGranahan was counsel in the mergers and acquisitions and corporate departments of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. McGranahan began his career as a corporate associate with White & Case, LLP and for three years was based in Eastern Europe. Mr. McGranahan received his Juris Doctor from Yale Law School and his Bachelor of Arts in economics and world politics from the Catholic University of America. He has also earned the Chartered Financial Analyst® designation.

        Vamsi K. Yadlapati.    Mr. Yadlapati has been with Focus LLC since 2007 and served as a Managing Director of Focus LLC since 2013. Mr. Yadlapati has served as our Managing Director since formation. Prior to joining Focus, Mr. Yadlapati was with Summit Partners, L.P., one of Focus LLC's largest stakeholders, and prior to Summit Partners, L.P., Mr. Yadlapati worked in the investment-banking group at Salomon Smith Barney. Mr. Yadlapati received his Master of Business Administration from the Kellogg School of Management at Northwestern University and his Bachelor of Science in Business Administration from the University of Illinois, Urbana-Champaign.

Composition of Our Board of Directors

        Upon completion of this offering, we anticipate that our board of directors will consist of ten members, including our Chief Executive Officer and Chief Operating Officer.

        In evaluating director nominees, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties of increasing the length of time necessary to change the composition of a majority of the board of directors.

        Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of shareholders in 2017, 2018 and 2019, respectively. Messrs. Adolf and Kanarek, Ms. Kodialam and                        will be assigned to Class I, Messrs. Sontag, Dean and                         will be assigned to Class II, and Messrs. Campbell, Graev and Kabaker will be assigned to Class III. At each annual meeting of shareholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of shareholders will be necessary for shareholders to effect a change in a majority of the members of the board of directors.

        In connection with this offering, we will enter into a nomination agreement with Centerbridge Partners, L.P. and Summit Partners, L.P. Pursuant to the nomination agreement, Centerbridge Partners, L.P. will have the right to nominate two members of our board of directors for so long as it holds at least 20% of our outstanding Class A common stock and one member of our board of directors for so long as it holds at least 10% of our outstanding Class A common stock, assuming in each case the full exercise of exchange rights by unitholders of Focus LLC. Initially, Centerbridge Partners, L.P. has nominated Mr. Kabaker and                        to serve on our board of directors. Summit Partners, L.P. will have the right to nominate one member of our board of directors for so long as it holds at least 10% of our outstanding Class A common stock, assuming the full exercise of exchange rights by unitholders of Focus LLC. Initially, Summit Partners, L.P. has nominated Mr. Dean to serve on our board of directors. Any replacement directors nominated by Centerbridge Partners, L.P. or Summit Partners, L.P. must be reasonably satisfactory to a majority of the other members of the board. Please read "Certain Relationships and Related Party Transactions—Nomination Agreement."

Director Independence

        The board of directors reviewed the independence of our directors using the independence standards of NASDAQ, and, based on this review, it determined that Messrs. Campbell, Dean, Graev, Kabaker, Kanarek, Sontag,                         and                         will be independent within the meaning of the NASDAQ listing standards currently in effect and Rule 10A-3 of the Exchange Act.

Committees of the Board of Directors

Audit Committee

        We will establish an audit committee prior to the completion of this offering, which is expected to be composed initially of Messrs. Campbell, Dean, Kabaker and                        , with Mr. Campbell acting as chair of the committee. As required by the rules of the SEC and listing standards of NASDAQ, the audit committee will consist solely of independent directors. Our board of directors has also determined that Mr. Campbell qualifies as an "audit committee financial expert" as defined under the SEC and has experience that results in his financial sophistication as defined under NASDAQ rules.

        This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and the listing standards of NASDAQ.

Compensation Committee

        We will establish a compensation committee prior to completion of this offering, which is expected to be composed initially of Messrs. Graev, Sontag,                         and                         , with Mr. Graev acting as chair of the committee. As required by the listing standards of NASDAQ, the compensation committee will consist solely of independent directors. Each member of the compensation committee will also qualify as "Non-Employee Directors" for the purposes of Rule 16b-3 under the Exchange Act, and "outside directors" for the purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). This committee will establish salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee will also administer our incentive compensation and benefit plans. We expect to adopt a compensation committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and the listing standards of NASDAQ.

Nominating and Corporate Governance Committee

        We will establish a nominating and corporate governance committee shortly after completion of this offering, which is expected to be composed initially of Messrs. Campbell, Graev, Kanarek and                        , with Mr. Campbell acting as chair of the committee. As required by the listing standards of NASDAQ, the nominating and corporate governance committee will consist solely of independent directors. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors; develop and oversee our internal corporate governance processes; and maintain a management succession plan. We expect to adopt a nominating and corporate governance committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and the listing standards of NASDAQ.

Financial Risk Committee

        We will establish a financial risk committee shortly after completion of this offering, which is expected to be composed initially of Messrs. Kabaker, Dean and Kanarek, with Mr. Kabaker acting as chair of the committee. This committee will be responsible for reviewing and updating our risk management policies and practices.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

        Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of NASDAQ. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of NASDAQ.

EXECUTIVE COMPENSATION

        We are currently considered an emerging growth company for purposes of the SEC's executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures. Further, our reporting obligations extend only to the individuals serving as our chief executive officer, and our two other most highly compensated executive officers. For fiscal year 2014, our named executive officers were:

  •
  Ruediger Adolf, Founder of Focus LLC and Chief Executive Officer and Chairman;

  •
  Rajini Sundar Kodialam, Co-Founder of Focus LLC and Chief Operating Officer; and

  •
  James Shanahan, Chief Financial Officer.

2014 Summary Compensation Table

        The following table summarizes the compensation awarded to, earned by or paid to named executive officers for the fiscal year ended December 31, 2014.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Ruediger Adolf	2014	601,376	1,188,121	N/A	1,694,444	95,677	3,579,618
Founder of Focus LLC and Chief Executive Officer and Chairman
Rajini Sundar Kodialam	2014	393,120	757,087	0	1,651,957	27,468	2,829,632
Co-Founder of Focus LLC and Chief Operating Officer
James Shanahan	2014	354,900	558,923	0	637,535	16,850	1,568,208
Chief Financial Officer

(1)
Ms. Kodialam and Mr. Shanahan received grants of 195,000 and 145,000 restricted common units, respectively, under the Focus LLC Agreement on August 12, 2014. Amounts disclosed in this column for these two executives reflect the grant date fair value of the restricted common unit awards, in accordance with FASB ASC Topic 718. Because the first tranche of vesting of these awards is dependent upon the consummation of an initial public offering, which was not deemed "probable" under accounting rules on the grant date, the value is assumed to be $0 for purposes of this table. Please read the narrative following the "Outstanding Equity Awards at 2014 Fiscal Year-End" table for further details on this award.

(2)
Each of the named executive officers received various grants of incentive units during the 2014 year. A description of these awards may be found in the footnotes and the narrative following the "Outstanding Equity Awards at 2014 Fiscal Year-End" table. We believe that, despite the fact that the incentive units do not require the payment of an exercise price, they are most similar economically to stock options, and as such, they are properly classified as "options" under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an "option-like feature." Amounts disclosed in this column reflect a grant date fair value of the incentive units in accordance with FASB ASC Topic 718. Assumptions used to calculate the grant date values are described within the notes to our financial statements included elsewhere in this prospectus. Mr. Adolf received a grant of 470,000 incentive units, which are held indirectly in the Adolf Family Trust II. Because the vesting of this award is dependent upon the consummation of an initial public offering and other factors, which were not deemed "probable" under accounting rules on the grant date, the value is assumed to be $0 for purposes of this table.

(3)
Amounts in this column consist of company contributions made on each executive's behalf for the 2014 year into the Focus Operating LLC 401(k) Retirement Plan in the amount of $11,500 for Mr. Adolf, and $8,750 for each of Ms. Kodialam and Mr. Shanahan. The remainder of the amounts in this column reflect the cost of the key man life insurance policy premiums that the company incurred during the 2014 fiscal year.

Narrative to the Summary Compensation Table

Employment Agreements

        Each of the named executive officers was party to an employment agreement during the 2014 fiscal year that we originally entered into during 2013 (each, an "Employment Agreement," and collectively, the "Employment Agreements"). The narrative below summarizes the payments and benefits that each executive is eligible to receive on an annual basis, as well as the amounts and benefits that would have been owed to the named executive officers in the event of a termination of employment or a change in control during the 2014 fiscal year under the Employment Agreements, and what could be paid upon a termination of employment or a change in control. If the discussion notes that a termination of employment is deemed to be "in connection with" a change of control or Company Sale (defined below), the protection period is deemed to be two years following such change in control or Company Sale. Other applicable protection periods are specifically noted below.

Mr. Adolf, Ms. Kodialam, and Mr. Shanahan's Employment Agreements

        The Employment Agreements provide for annual salaries of at least $572,000, $374,400, and $338,000, respectively, for Mr. Adolf, Ms. Kodialam, and Mr. Shanahan. Each executive is entitled to participate in the Focus Financial Partners, LLC Annual Cash Bonus Plan (the "Cash Bonus Plan") and is eligible to receive incentive unit awards and restricted common unit awards (described further below). The Cash Bonus Plan is typically structured to create a bonus pool for each individual fiscal year that is based upon a company-wide goal such as Adjusted EBITDA and other goals. Each participant in this plan will then be assigned a percentage of this bonus pool based upon his annual review and contributions to the company. The compensation committee makes final decisions regarding the pool size and the individual participant amounts each year with input from the Chief Executive Officer.

        Each executive will be entitled to five weeks of vacation during each calendar year, excluding paid holidays. Subject to the terms of any applicable plans, policies or programs, each executive is entitled to receive such employee benefits, including any and all deferred compensation, pension, disability, group life, sickness, accident and health insurance as we may provide from time to time to salaried employees generally, and such other benefits as the compensation committee may from time to time establish for the executives. Each executive will be reimbursed by us for all ordinary and reasonable expenses incurred in the course of the performance of employment services. We maintain term life insurance for each executive in the amount of approximately five times the executive's salary.

        Upon termination of employment due to death, the heirs, personal representatives or estate of the executive will be entitled to (a) any accrued and unpaid salary through the date of termination (b) any accrued benefits up to the date of termination (together with (a), the "Accrued Rights"), (c) a pro-rated lump sum amount equal to the target annual bonus opportunity of the executive for the calendar year in which such termination occurs (the "Pro-Rata Bonus"), (d) continued eligibility to participate in Focus LLC's health insurance plan (the "Continued Health Insurance") for a period of eighteen months and (e) accelerated vesting of any unvested time-based equity awards and equity interests held by the executive and scheduled to vest at any time on or before the last day of the calendar year in which such termination occurs.

        We have the right to terminate an executive if such executive suffers a disability and the disability continues for periods aggregating more than 90 days during a 180-day period. Upon termination of employment due to disability, all of the named executive officer's rights to compensation and benefits terminate, except that the executive will be entitled to (i) Accrued Rights, (ii) an amount equal to one-and-a-half times the Target Annual Bonus Opportunity in the case of Mr. Adolf or Ms. Kodialam and one time the Target Annual Bonus Opportunity in the case of Mr. Shanahan or, if no target bonus opportunity has been established for the year in which such termination occurs, the annual bonus amount actually paid to the executive in respect of the calendar year prior to the year in which such termination occurs, in each case payable in a lump sum in cash on the date of termination (the "Annual Cash Bonus Payment"), (iii) Continued Health Insurance for a period of eighteen months, (iv) accelerated vesting of any unvested time-based equity awards or equity interests held by the executive scheduled to vest at any time within the eighteen-month period in the case of Mr. Adolf or Ms. Kodialam and twelve-month period in the case of Mr. Shanahan from the effective date of termination ("Accelerated Vesting") and (v) continuation of salary as in effect on the date of such termination for eighteen months in the case of Mr. Adolf and Ms. Kodialam and twelve months in the case of Mr. Shanahan ("Salary Continuation Payments").

        Upon termination of employment due to cause, all of the executive's rights to compensation and benefits terminate, except that the executive will be entitled to any Accrued Rights.

        Upon termination of employment by us without cause, for good reason, or as a result of our election to not enter into a renewal term with respect to the applicable Employment Agreement, the executive will have the right to receive (i) Salary Continuation Payments, (ii) the Annual Cash Bonus Payment, (iii) the Pro-Rata Bonus, (iv) Continued Health Insurance for a period of eighteen months and (v) Accelerated Vesting.

        Upon the termination of an executive in connection with a change in control or upon the sale or other disposition by us of all or a substantial portion of our assets or equity interests in one or more transaction to any person or group of persons (a "Company Sale"), the executive will have the right to receive accelerated vesting of a portion of the executive's unvested time-based equity awards or equity interest held by the executive at the time of such event, in proportion to the percentage of the equity interest or assets sold or disposed of by Focus LLC or Centerbridge Partners, L.P. or its affiliates in such change in control or Company Sale. If the executive's employment is terminated for any reason, other than for cause, within two years following any change in control or Company Sale, and in connection with such change in control or Company Sale, Centerbridge or its affiliates receive consideration or other proceeds in connection with such change in control or Company Sale, then all of the executive's unvested time-based equity awards or equity interests held by the executive immediately prior to the time of such termination will immediately vest in full, with any settlement that may be due to the executive as a result of such accelerated vesting being made in accordance with the terms and conditions of the applicable plan or agreement.

        If the executive's employment with us is terminated for any reason, then immediately following the executive's termination of employment, we will have the option to repurchase certain of the outstanding equity interest held by such executive. If we do not notify the executive of our election to exercise the repurchase option in writing within 30 days following the executive's termination of employment, or if we do not elect to repurchase all of the executive's outstanding equity interest in Focus LLC, then Centerbridge or its affiliates and Summit Partners, L.P. and its affiliates will each have the option to repurchase any remaining outstanding equity interests held by such executive within the 30-day period commencing at the expiration of Focus LLC's aforementioned 30-day period. In the event the executive's employment is terminated due to the executive's death or disability, if we, Centerbridge or its affiliates and Summit Partners, L.P. or its affiliates do not notify the executive (or his or her heirs, personal representatives or estate) of their election to exercise their respective repurchase options in writing within the specified time period, or if we do not elect to repurchase all outstanding equity interests of the executive, the executive (or his or her heirs, personal representatives or estate) will have the option to require Focus LLC to repurchase any or all of the remaining equity interests held by the executive.

        Each executive is subject to a general non-competition and non-solicitation clause for a period of one year following termination of employment as well as general nondisparagement, nondisclosure and assignment of development clauses.

        Each Employment Agreement generally defines "good reason" as any one of the following: (a) a reduction in the executive's salary or a material reduction or discontinuance of any material benefit; (b) a material diminution in the executive's duties, responsibilities or title; or (c) a change in the executive's principal place of employment, without the executive's consent, to a location that is greater than 50 miles from the executive's principal place of employment on the date of execution of the applicable Employment Agreement. Each Employment Agreement generally defines "cause" as any one of the following: (a) the gross negligence or willful failure or refusal of executive to perform the executive's duties hereunder (other than any such failure resulting from executive being disabled) that is not cured within thirty days after a written demand for substantial performance is delivered to executive by the compensation committee which specifically identifies the manner in which the compensation committee believes executive has not substantially performed the executive's duties; (b) the engaging by executive in (i) willful misconduct that is materially detrimental to us, monetarily, reputationally or otherwise or (ii) a violation of any U.S. securities or commodities law that results in the suspension of the executive's ability to engage in any regulated activity; (c) the commitment by executive of any act of fraud, embezzlement or misappropriation of funds; (d) the conviction by executive of, or the plea by executive of guilty or nolo contendere to, any felony or serious misdemeanor involving moral turpitude; or (e) a material breach by executive of certain provisions of his or her Employment Agreement that prohibit making, using or permitting the use of our property for any purpose other than for our benefit that is not cured by executive within thirty days of written notice of such breach by the compensation committee (to the extent such breach is capable of cure as reasonably determined by the compensation committee).

Outstanding Equity Awards at 2014 Fiscal Year-End

        The following table reflects information regarding outstanding equity-based awards held by our named executive officers as of December 31, 2014.

	Option Awards						Stock Awards
Name	Date of Grant of Options	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Option Exercise Price ($)(2)	Option Expiration Date(1)	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market Value of Unearned Units That Have Not Vested ($)(4)
Ruediger Adolf	1/6/2006	375,000	—		1.42	N/A	208,332	2,708,316
	1/29/2007	97,798	—		5.50	N/A
	2/5/2007	46,386	—		6.00	N/A
	12/26/2007	200,000	—		9.00	N/A
	12/23/2009	173,000	—		7.00	N/A
	2/1/2010	16,511	—		16.00	N/A
	2/1/2010	14,676	—		7.00	N/A
	2/1/2010	149,405	—		7.00	N/A
	5/9/2011	146,965	—		9.00	N/A
	5/9/2011	—	78,035	(5)	9.00	N/A
	2/17/2012	121,500	40,500	(6)	9.00	N/A
	12/21/2012	85,000	85,000	(7)	9.00	N/A
	10/4/2013	30,000	90,000	(7)	11.00	N/A
	1/27/2014		100,000	(7)	11.00	N/A
	1/27/2014(10)		90,000	(7)	11.00	N/A
	8/15/2014(10)	—	470,000	(8)	12.00	N/A
	12/5/2014	—	195,000	(7)	13.00	N/A
Rajini Sundar Kodialam	1/6/2006	90,000	—		1.42	N/A	21,667	281,671
	1/29/2007	50,296	—		5.50	N/A	195,000	2,535,000
	2/5/2007	22,089	—		6.00	N/A
	12/26/2007	100,000	—		9.00	N/A
	12/23/2009	98,500	—		7.00	N/A
	2/1/2010	9,401	—		16.00	N/A
	2/1/2010	8,356	—		7.00	N/A
	2/1/2010	71,714	—		7.00	N/A
	5/9/2011	88,179	—		9.00	N/A
	5/9/2011	—	46,821	(5)	9.00	N/A
	2/17/2012	43,500	14,500	(6)	9.00	N/A
	12/21/2012	35,000	35,000	(7)	9.00	N/A
	10/4/2013(11)	65,000	195,000	(7)	11.00	N/A
	1/27/2014(11)	—	90,000	(7)	11.00	N/A
	11/21/2014(11)	—	200,000	(9)	13.00	N/A
	12/5/2014(11)	—	95,000	(7)	13.00	N/A
James Shanahan	1/29/2007	1,494	—		5.50	N/A	145,000	1,885,000
	7/26/2007	40,000	—		7.00	N/A
	12/26/2007	90,000	—		9.00	N/A
	12/23/2009	123,000	—		7.00	N/A
	2/1/2010	11,739	—		16.00	N/A
	2/1/2010	10,435	—		7.00	N/A
	2/1/2010	59,762	—		7.00	N/A
	5/9/2011	145,723	—		9.00	N/A
	5/9/2011	—	24,277	(5)	9.00	N/A
	2/17/2012	65,250	21,750	(6)	9.00	N/A
	12/21/2012	35,000	35,000	(7)	9.00	N/A
	10/4/2013	17,500	52,500	(7)	11.00	N/A
	1/27/2014	—	70,000	(7)	11.00	N/A
	12/5/2014(12)	—	75,000	(7)	13.00	N/A

(1)
Despite the fact that profits interests such as the incentive units do not require the payment of an exercise price nor do they have an option expiration date, we believe that these profits interest awards are economically similar to stock options due to the fact that they have no value for tax purposes at grant and will obtain value only as the price of the underlying security rises, and as such, are required to be reported in this table as an "Option" award. Awards reflected as "Unexercisable" are incentive units that have not yet vested. Awards reflected as "Exercisable" are profits interest awards that have vested, but have not yet been settled. For a description of how and when the profits interest awards could become vested and when such awards could begin to receive payments, please read the discussion below.

(2)
The incentive awards do not have an "exercise price" in the same sense that a true stock option award would have an exercise price. Each incentive award does have a "hurdle rate" associated with the award. Each incentive unit will entitle the holder to receive distributions only if the aggregate distributions made by Focus LLC in respect of each common unit issued and outstanding on or prior to date of the grant of the incentive unit exceeds a specified amount, or the hurdle rate. The hurdle rate is set at the time of grant and typically represents the estimated fair value of a common unit on the date of grant. The figure reflected in this column is the hurdle rate assigned to each incentive award.

(3)
The awards in this column are restricted common units granted under the Focus LLC Agreement. The 208,332 unvested restricted common units for Mr. Adolf and the Adolf Family Trust II and the 21,667 for Ms. Kodialam were granted in January 2006, and will vest upon the achievement of reaching certain market capitalization levels. Of these 2006 awards, Mr. Adolf directly held 54,444 unvested restricted common units and Ms. Kodialam held 7,221 unvested restricted common units that will vest upon reaching an $800.0 million level; Mr. Adolf directly held 108,888 unvested restricted common units and Ms. Kodialam held 14,446 unvested restricted common units that would vest upon reaching a $1.0 billion level. The Adolf Family Trust II held 15,000 unvested restricted common units that are eligible to vest upon reaching an $800 million level and 30,000 unvested restricted common units that would vest upon reaching a $1 billion level. Twenty-five percent of the awards for Mr. Shanahan that were granted on August 12, 2014 (145,000) will be eligible to vest upon the consummation of an initial public offering. Following an initial public offering, the remaining awards will vest in three increments of twenty-five percent on each anniversary of the initial public offering date. Following the consummation of an initial public offering, the awards for Ms. Kodialam that were granted on August 12, 2014 (195,000) will vest in three increments of thirty-three percent on each anniversary of the initial public offering date. Certain other transactions could result in the accelerated vesting of these awards, as further described below. The awards that were designed to vest upon reaching a $1.0 billion level and a $800.0 million level vested in October 2015.

(4)
The estimated market value of one share of our common units as of December 31, 2014 was $13.00. This amount reflects the estimate of the common units as valued by an independent valuation firm in October 2014 and in connection with the issuance of Focus LLC units in connection with certain acquisitions during the fourth quarter of the year 2014.

(5)
Twenty-five percent of these awards are eligible to vest upon each annual anniversary of an initial public offering.

(6)
These awards have one remaining vesting event scheduled for December 31, 2015.

(7)
These awards have or will vest in four equal installments on each anniversary of the original date of grant.

(8)
One-third of these awards are eligible to vest upon the first three anniversaries of an initial public offering of Focus LLC or a corporate parent entity (the "IPO Entity"). However, no portion of the awards will vest on any of the scheduled vesting dates if the weighted average price of the stock in the IPO Entity for the 60-day period immediately prior to the scheduled vesting date is not equal to or greater than $20.00.

(9)
These awards did or will vest in four equal installments on each anniversary of October 4, 2014.

(10)
The incentive units reflected in these rows are not owned directly by Mr. Adolf. They are each held in the Adolf Family Trust II.

(11)
The incentive units reflected in these rows are not owned directly by Ms. Kodialam. They are each held in the Kodialam 2014 Family Trust.

(12)
The incentive units reflected in this row are not owned directly by Mr. Shanahan. They are held in the Shanahan Family 2013 Insurance Trust.

Additional Narrative Disclosure Relating to Incentive Unit Awards and Restricted Common Unit Awards

        Each of the named executive officers has received incentive unit awards in Focus LLC, which are designed as profits interest awards. A profits interest award has a $0 value at the time of grant, providing the award holder with value only if and when the company grows in value following the grant date of the award. The incentive unit awards do not provide the holder with voting rights or any other consent or approval rights under the Focus LLC Agreement. If Focus LLC makes periodic cash distributions or there is a liquidation or termination event, the incentive unit award holders are eligible to receive cash distributions in accordance with the terms of the Focus LLC Agreement. In the event that the executive's employment relationship with Focus LLC is terminated for any reason, all unvested incentive unit awards will be forfeited without consideration.

        The restricted common unit awards granted to Ms. Kodialam and Mr. Shanahan in 2014 are designed to provide the holder with one common unit for each restricted common unit award, following the satisfaction of the vesting conditions imposed upon that award. The restricted common unit awards do not provide the holder with voting rights or any other consent or approval rights under the Focus LLC Agreement until such time as the vesting condition for that common unit has been satisfied. In addition to the regular vesting schedule noted above, the vesting of the restricted common units could be fully accelerated in connection with a change in control (as defined below). In the event that the executive's employment relationship with Focus LLC is terminated for any reason, all unvested restricted common unit awards will be forfeited without consideration. Under the Focus LLC Agreement, a change in control is generally defined as: (i) a sale, merger or similar transaction or series of related transactions involving us or any of our subsidiaries, as a result of which those persons who held 100% of our voting power immediately prior to such transaction do not hold (either directly or indirectly) more than 50% of our voting power (or the surviving or resulting entity thereof) after giving effect to such transaction; or (ii) the sale of all or substantially all of our assets (and our subsidiaries), taken as a whole, in a transaction or series of related transactions.

Director Compensation

        The members of Focus LLC's board of managers received cash fees in connection with their service on the board during the 2014 year, and some members received incentive unit awards similar to those described above with respect to the named executive officers.

        Going forward, our board of directors believes that attracting and retaining qualified non-employee directors will be critical to the future value growth and governance of our company. Our board of directors also believes that the compensation package for our non-employee directors should require a portion of the total compensation package to be equity-based to align the interest of these directors with our shareholders.

        We are reviewing the non-employee compensation package paid by our peer group and are considering a non-employee director compensation program.

        Directors who are also our employees will not receive any additional compensation for their service on our board of directors.

        We expect that each director will be reimbursed for: (i) travel and miscellaneous expenses to attend meetings and activities of our board of directors or its committees; (ii) travel and miscellaneous expenses related to such director's participation in general education and orientation program for directors; and (iii) travel and miscellaneous expenses for each director's spouse who accompanies a director to attend meetings and activities of our board of directors or any of our committees.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
William I. Campbell	50,000	438,698	488,698
Lawrence G. Graev	40,000	438,698	478,698
Lawrence S. Kanarek	7,500	209,920	217,420
Daniel C. Sontag	15,000	204,839	219,839
Paul Hatch(2)	15,000	N/A	15,000

(1)
As noted above, we are disclosing the incentive unit awards in Focus LLC as an "Option Award." Amounts disclosed in this column reflect a grant date fair value of the incentive units in accordance with FASB ASC Topic 718. Assumptions used to calculate the grant date values are described within the notes to our financial statements included within this filing. The incentive units granted in 2014 will generally vest in four equal annual installments on the anniversary of the grant date, except for Mr. Kanarek's and Mr. Sontag's, which will vest in five equal annual installments on the anniversary of the grant date. For Mr. Campbell and Mr. Graev, fifty percent of their incentive units were granted on January 27, 2014 with a hurdle rate of $11.00, and fifty percent were granted on December 15, 2014 with a hurdle rate of $13.00. Mr. Kanarek's incentive units were granted on November 17, 2014 with a hurdle rate of $13.00. Mr. Sontag's incentive units were granted on July 31, 2014 with a hurdle rate of $12.00. Some of our directors have received incentive units in previous years as well, which are partially vested and partially unvested, but which we consider fully "outstanding" for purposes of these disclosures. As of December 31, 2014, including the 2014 awards disclosed with a grant date value in the table above, Mr. Campbell held 303,412 incentive unit awards, Mr. Graev held 175,000 incentive unit awards, Mr. Kanarek held 50,000 incentive unit awards in the Lawrence S Kanarek Revocable Trust and Mr. Sontag held 50,000 incentive unit awards. Mr. Hatch was no longer providing services to us on December 31, 2014, so he did not hold any outstanding awards at that time.

(2)
Mr. Hatch resigned from the board of Focus LLC effective May 2014.

Compensation Following This Offering

2015 Omnibus Incentive Plan

        We intend to adopt the Omnibus Plan for the employees, consultants and the directors of our company and its affiliates who perform services for us. The description of the Omnibus Plan set forth below is a summary of the material features of the plan. This summary is qualified in its entirety by reference to the Omnibus Plan, a copy of which has been filed as an exhibit to this registration statement. At this time we have not made any final decisions regarding whether Omnibus Plan awards will be given to any individual in connection with this offering other than as described in the section titled "Internal Reorganization" above, but each of our named executive officers will be eligible to participate in the Omnibus Plan.

        The Omnibus Plan will provide for potential grants of the following awards with respect to shares of our Class A common stock, to the extent applicable: (i) incentive stock options qualified as such under U.S. federal income tax laws; (ii) non-qualified stock options or any other form of stock options; (iii) restricted stock awards; (iv) phantom stock awards; (v) restricted stock units; (vi) bonus stock; (vii) performance awards; (viii) annual cash incentive awards; (ix) any of the foregoing award types (other than incentive stock options and annual cash incentive awards) as awards related to Class A Units or other units of Focus LLC; and (x) incentive units in Focus LLC, which are intended to constitute "profits interests" within the meaning of Revenue Procedures 93-27 and 2001-43 (collectively referred to as "awards").

        The compensation committee of our board of directors will generally oversee the Omnibus Plan pursuant to its terms and all applicable state, federal or other rules or laws, except in the event that our board of directors chooses to take action under the Omnibus Plan. The compensation committee will have the power to determine to whom and when awards will be granted, determine the amount of awards (measured in cash, shares or units), proscribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the vesting or exercise terms of an award, delegate duties under the Omnibus Plan and execute all other responsibilities permitted or required under the Omnibus Plan.

        The maximum aggregate number of shares of Class A common stock that may be issued pursuant to awards under the Omnibus Plan shall not exceed            shares (including such number of Focus LLC units or other securities which can be exchanged or converted into shares). The reserve pool will be subject to adjustment due to recapitalization or reorganization, or related to forfeitures or the expiration of awards, as provided under the Omnibus Plan. If the shares or units subject to any award are not issued or transferred, or cease to be issuable or transferable for any reason, including (but not exclusively) because shares or units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an award or because an award is forfeited, terminated, expires unexercised, is settled in cash or is otherwise terminated without a delivery of shares or units, those shares or units will again be available for issue, transfer or exercise pursuant to awards under the Omnibus Plan to the extent allowable by law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Fourth Amended and Restated Focus LLC Agreement

        A form of the Fourth Amended and Restated Focus LLC Agreement that will be entered into in connection with the closing of this offering is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Fourth Amended and Restated Focus LLC Agreement is qualified in its entirety by reference thereto. We refer to the unitholders of Focus LLC after the reorganization transactions as the "unitholders." The unitholders will initially include the continuing owners and Focus. The continuing owners will have limited rights to transfer their units. In addition, we may finance future acquisitions through the issuance of equity securities, including Focus LLC units. Each permitted transferee of a continuing owner's units and recipient of units pursuant to an acquisition will become a unitholder.

Exchange Rights

        In accordance with the terms of the Fourth Amended and Restated Focus LLC Agreement, each unitholder (other than Focus) will, subject to certain limitations, have the right to cause Focus LLC to acquire all or a portion of its vested common units and incentive units, which we refer to as an "exchange right."

        Upon an exercise of an exchange right with respect to vested common units, unless we exercise our call right (as described below), Focus LLC will acquire each tendered common unit for one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions. In connection with any exchange of vested common units, the corresponding shares of Class B common stock will be cancelled.

        Upon an exercise of an exchange right with respect to vested incentive units, such incentive units will first be converted into a number of common units that takes into account the then-current value of the common units and such incentive units' aggregate hurdle amount. Immediately thereafter, unless we exercise our call right (as described below), Focus LLC will acquire each common unit received pursuant to such conversion for one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions.

        We are obligated to facilitate an exercise of an exchange right with respect to any vested common units or vested incentive units by contributing to Focus LLC Class A common stock to be used to acquire the tendered units.

        Alternatively, upon the exercise of an exchange right with respect to vested common units or vested incentive units, Focus (instead of Focus LLC) will have the right to acquire the subject common units that are tendered by the exchanging unitholder or received pursuant to a conversion of tendered incentive units for, at Focus' option, either (i) the number of shares of Class A common stock such continuing owner would have received under an exchange right or (ii) cash in an amount equal to the Cash Election Value (as defined below) of such Class A common stock. We refer to this right as our "call right." In connection with any exercise of our call right with respect to vested common units, the corresponding shares of Class B common stock will be cancelled.

        "Cash Election Value" means, with respect to the shares of Class A common stock to be delivered to the exchanging continuing owner by us pursuant to our call right, (i) if our Class A common stock is then admitted to trading on a national securities exchange, the amount that would be received if the number of shares of Class A common stock to which the exchanging continuing owner would otherwise be entitled were sold at a per share price equal to the trailing 30-day volume weighted average price of a share of Class A common stock on such exchange or (ii) if our Class A common stock is not then admitted to trading on a national securities exchange, the value that would be obtained in an arm's length transaction for cash between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to purchase or sell, respectively, and without regard to the particular circumstances of the buyer and the seller, as determined by us.

        The unitholders will be permitted to exercise their exchange rights on a quarterly basis, provided that a minimum number of units are tendered in each such exchange. Notwithstanding the foregoing, continuing owners will only be permitted to exercise their exchange rights with respect to one-third of the units held by them upon consummation of this offering during each of the first three years following such consummation, subject to certain registration rights described under "—Registration Rights Agreement."

        In addition, the exchange rights will be subject to restrictions intended to ensure that Focus LLC will continue to be treated as a partnership for U.S. federal income tax purposes. As the unitholders exchange their units, our membership interest in Focus LLC will be correspondingly increased and, with respect to exchanges of vested common units, the number of shares of Class B common stock outstanding will be correspondingly reduced.

Transfer of Securities

        Under the terms of the Fourth Amended and Restated Focus LLC Agreement, all exchanging owners, blocker owners and continuing owners will, subject to certain exceptions, be subject to certain resale restrictions with respect to our Class A common stock, our Class B common stock, any membership interests in Focus LLC or any securities convertible into or exercisable or exchangeable for such common stock or membership interests for a period of 180 days from the date of this prospectus. Each of the representatives for the underwriters will be a third-party beneficiary of, with the right to enforce, this lock-up provision. In addition, we have agreed in the underwriting agreement for this offering not to waive or release parties subject to this lock-up provision or otherwise permit this provision to be amended without the consent of each of the representatives for the underwriters. Please read "Underwriting—No Sales of Similar Securities."

Distributions and Allocations

        Under the Fourth Amended and Restated Focus LLC Agreement, we have the right to determine when distributions will be made to the unitholders and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will generally be made to the unitholders on a pro rata basis in accordance with the respective number of units they hold, subject to adjustments in certain circumstances to take into account the hurdle rates applicable to then-outstanding incentive units.

        Focus LLC will allocate its net income or net loss for each year to the unitholders pursuant to the terms of the Fourth Amended and Restated Focus LLC Agreement, and its unitholders, including us, will generally incur U.S. federal, state and local income taxes on their share of any taxable income of Focus LLC. Net income and losses of Focus LLC generally will be allocated to unitholders on a pro rata basis in accordance with the respective number of units they hold, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent Focus LLC has available cash and subject to the terms of our credit agreements and any other debt instruments, we intend to cause Focus LLC to make (i) generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement that we will enter into with the TRA holders in connection with the closing of this offering and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (ii) non-pro rata distributions to us in an amount at least sufficient to reimburse us for our corporate and other overhead expenses.

Issuance of Equity

        The Fourth Amended and Restated Focus LLC Agreement will provide that at any time Focus issues a share of Class A common stock or any other equity security, the net proceeds received by Focus with respect to such issuance, if any, will be concurrently invested in Focus LLC, and Focus LLC will issue to Focus one common unit or other economically equivalent equity interest. Conversely, if at any time, any shares of Class A common stock are redeemed, repurchased or otherwise acquired by us, Focus LLC will redeem, repurchase or otherwise acquire an equal number of common units held by Focus, upon the same terms and for the same price, as the shares of Class A common stock are redeemed, repurchased or otherwise acquired.

Dissolution

        Focus LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve Focus LLC. Upon dissolution, the incentive units will first be converted into common units at a ratio that is less than one-to-one to take into account each converted incentive unit's respective hurdle amount. Immediately thereafter, Focus LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Focus LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the unitholders on a pro rata basis in accordance with the respective number of common units (including common units from the conversion of incentive units) they hold.

Tax Receivable Agreement

        As described in "Internal Reorganization," included elsewhere in this prospectus, we will acquire (or be deemed to acquire) Focus LLC units from certain of the existing owners in exchange for cash, non-compensatory stock options and Class A common stock. In addition, the continuing owners may exchange their vested common units and vested incentive units for Class A common stock or cash, as applicable, in the future pursuant to an exchange right or our call right. Focus LLC intends to make for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of this offering and each taxable year in which an exchange of units pursuant to an exchange right or our call right occurs. Pursuant to the Section 754 election, our acquisition (or deemed acquisition) of Focus LLC units as a part of the reorganization transactions and exchanges of vested common units and vested incentive units pursuant to an exchange right or our call right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Focus LLC. These adjustments will be allocated to us. Such adjustments to the tax basis of the tangible and intangible assets of Focus LLC would not have been available to us absent our acquisition or deemed acquisition of Focus LLC units as a part of the reorganization transactions or pursuant to the exercise of an exchange right or our call right. The anticipated basis adjustments are expected to increase (for tax purposes) our depreciation and amortization deductions and may also decrease our gains (or increase our losses) on future dispositions of certain assets to the extent tax basis allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that we would otherwise be required to pay in the future.

        In connection with the closing of this offering, we will enter into the Tax Receivable Agreement with the TRA holders. The Tax Receivable Agreement generally provides for the payment by us to each TRA holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that we actually realize (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) or are deemed to realize in certain circumstances in periods after this offering as a result of, as applicable to the relevant TRA holder, (i) certain increases in tax basis that occur as a result of our acquisition or deemed acquisition of all or a portion of such TRA holder's units in connection with this offering or pursuant to the exercise of an exchange right or our call right and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of the cash savings.

        The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Focus LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the exchanges of units, the price of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount and timing of the taxable income we generate in the future and the U.S. federal income tax rate then applicable, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payments, based on the assumptions discussed below, would be approximately $             million (calculated using a discount rate equal to one-year LIBOR plus 1.5%, applied against an undiscounted liability of $             million). The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to us by Focus LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid our taxes and other obligations. Please read "Risk Factors—Risks Related to the Offering and our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement." The payments under the Tax Receivable Agreement will not be conditioned upon a TRA holder's having a continued ownership interest in either Focus LLC or us.

        In addition, although we are not aware of any issue that would cause the Internal Revenue Service ("IRS") or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the TRA holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

        The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement. If we elect to terminate the Tax Receivable Agreement early, our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus 1.5%). The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including the assumptions that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) any units (other than those held by Focus) outstanding on the termination date are deemed to be exchanged on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

        The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under it, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under it or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

        Additionally, the Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor's) tax savings under the Tax Receivable Agreement for each taxable year after any such event would be based on certain assumptions, including the assumption that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement.

        As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control.

        Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may affect the timing and amount of payments that are received by the TRA holders. For example, the earlier disposition of assets following an exchange of units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange of units may increase the TRA holders' tax liability without giving rise to any rights of the TRA holders to receive payments under the Tax Receivable Agreement. Such effects may result in differences or conflicts of interest between the interests of the TRA holders and other shareholders.

        Payments generally are due under the Tax Receivable Agreement within five days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of our U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to        %. Except in cases where we elect to terminate the Tax Receivable Agreement early or it is otherwise terminated as described above, generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of         %. However, interest will accrue from the due date for such payment until the payment date at a rate of

% if we are unable to make such payment as a result of limitations imposed by existing credit agreements. We have no present intention to defer payments under the Tax Receivable Agreement.

        Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Focus LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Focus LLC's subsidiaries to make distributions to it. The ability of Focus LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by Focus LLC, or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

        The form of the Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto. In addition, we expect that future unitholders may become party to one or more tax receivable agreements entered into in connection with future acquisitions by Focus LLC.

Registration Rights Agreement

        In connection with the closing of this offering, we will enter into a registration rights agreement with the blocker owners and the continuing owners. We expect that the agreement will contain the following liquidity rights:

  •
  We will undertake to file a shelf registration statement to permit the resale of shares of Class A common stock issuable upon the exercise of exchange rights by continuing owners as soon as we become eligible to register the sale of our securities on Form S-3 under the Securities Act.

  •
  The blocker owners and the continuing owners affiliated with our private equity investors will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock or to request an underwritten offering pursuant to a shelf registration statement (known as an "underwritten shelf takedown"), including a block trade. Other continuing owners will have piggyback rights with respect to any such demand registration. In the event of any underwriter cutbacks, all participating holders will be treated equally and included pro rata based on their ownership of Class A common stock and common units. We expect that future unitholders may also be granted registration rights in connection with future acquisitions by Focus LLC.

  •
  Continuing owners not affiliated with the private equity investors will have the right, under certain circumstances, to request an organized offer and resale of shares of Class A common stock with an aggregate value of at least $10.0 million. We will assist the requesting continuing owners in the implementation of any such organized offer and resale through a method selected by us. If the selected method is an underwritten offering with anticipated proceeds of at least $50 million, the blocker owners and the continuing owners affiliated with our private equity investors will have piggyback rights with respect to such offering, but rank behind the initiating continuing owners in the event of any underwriter cutbacks.

        These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Nomination Agreement

        In connection with this offering, we will enter into a nomination agreement with Centerbridge Partners, L.P. and Summit Partners, L.P.. Pursuant to the nomination agreement, Centerbridge Partners, L.P. will have the right to nominate two members of our board of directors for so long as it holds at least 20% of our outstanding Class A common stock and one member of our board of directors for so long as it holds at least 10% of our outstanding Class A common stock, assuming in each case the full exercise of exchange rights by unitholders of Focus LLC. Initially, Centerbridge Partners, L.P. has nominated Mr. Kabaker and                         to serve on our board of directors. Summit Partners, L.P. will have the right to nominate one member of our board of directors for so long as it holds at least 10% of our outstanding Class A common stock, assuming the full exercise of exchange rights by unitholders of Focus LLC. Initially, Summit Partners, L.P. has nominated Mr. Dean to serve on our board of directors. Any replacement directors nominated by Centerbridge Partners, L.P. or Summit Partners, L.P. must be reasonably satisfactory to a majority of the other members of the board.

Repurchase of Common Units

        In connection with the closing of this offering, we intend to contribute $             million of the net proceeds from this offering to Focus LLC (or $             million if the underwriters exercise their option to purchase additional shares in full) in exchange for                        common units. Focus LLC will use $             million of such contribution amount to purchase outstanding units from existing owners, including $             million to purchase common units issued with respect to the preferred return on the unblocked holders' preferred units.

Historical Transactions with Affiliates

Internal Reorganization

        In connection with our internal reorganization, we engaged in certain transactions with certain affiliates and the members of Focus LLC. Please read "Internal Reorganization."

Other Transactions

        Mr. Adolf owns a personal aircraft that he uses for business travel. We reimburse Mr. Adolf for certain costs and third-party payments associated with his use of his aircraft for business travel. We also directly pay pilot fees for business travel flights. We incurred approximately $0.6 million in such costs for the year ended December 31, 2014 to reimburse Mr. Adolf for business travel on his personal aircraft and to compensate the pilot for these flights. These reimbursement costs and third-party payments were included in selling, general and administrative expenses in our consolidated statement of operations. We believe that the costs and expenses associated with these reimbursements and payments were less than what Mr. Adolf could have obtained in an arm's-length transaction and less than the actual costs of such flights to Mr. Adolf. Given the geography of our partner firms and prospects, we believe the use of the private aircraft creates efficiencies to enhance Mr. Adolf's productivity and the Focus LLC staff who accompany him on business trips.

Policies and Procedures for Review of Related Party Transactions

        A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "Related Person" means:

  •
  any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

  •
  any person who is known by us to be the beneficial owner of more than 5% of our Class A common stock;

  •
  any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our Class A common stock; and

  •
  any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

        Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person's interest in the transaction. Further, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and reorganization transactions related thereto, and assuming the underwriters do not exercise their option to purchase up to                         additional shares of our Class A common stock, will be owned by:

  •
  each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

  •
  each director and director nominee;

  •
  each of our named executive officers; and

  •
  all of our directors, director nominees and executive officers as a group.

        The numbers of shares of Class A common stock and Class B common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power before this offering that are set forth below are based on (i) the number of shares of Class A common stock, Class B common stock, common units and incentive units to be issued and outstanding prior to this offering after giving effect to the reorganization transactions and (ii) an assumed initial public offering price of $            per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus). This number excludes shares of Class A common stock issuable in exchange for common units and incentive units and upon cancellation of shares of our Class B common stock, each as described under "Certain Relationships and Related Party Transactions—Fourth Amended and Restated Focus LLC Agreement."

        The amounts and percentages of Class A common stock and Class B common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

        All information with respect to beneficial ownership has been furnished by the respective more than 5% shareholders, directors, director nominees or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 825 Third Avenue, 27th Floor, New York, NY 10022.

	Class A Common Stock Owned		Class B Common Stock Owned		Combined Voting Power(1)
	Number	%	Number	%	Number	%
5% Shareholders

Directors, Director Nominees and Named Executive Officers:
Ruediger Adolf
Rajini Sundar Kodialam
James Shanahan
William I. Campbell
Christopher J. Dean
Lawrence G. Graev
Matthew S. Kabaker
Lawrence S. Kanarek
Daniel C. Sontag

Directors, director nominees and executive officers as a group ( persons)

*
Less than 1%.

(1)
Represents the percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. Each share of Class B common stock entitles its holder to one vote, except that the aggregate voting power of the Class B common stock will be limited to 18% of the combined voting power of the Class A and Class B common stock.

DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering, the authorized capital stock of Focus Financial Partners Inc. will consist of             shares of Class A common stock, $0.01 par value per share, of which            shares will be issued and outstanding,             shares of Class B common stock, $0.01 par value per share, of which            shares will be issued and outstanding and            shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

        The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Focus Financial Partners Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights

        Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights

        Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights

        Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters

        The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

        In connection with the reorganization and this offering, each continuing owner will receive one share of Class B common stock for each common unit that it holds. Accordingly, each continuing owner will have a number of votes in Focus Financial Partners Inc. equal to the aggregate number of common units that it holds, except that the aggregate voting power of the Class B common stock will be limited to 18% of the combined voting power of the Class A and Class B common stock.

Voting Rights

        Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders, except that the aggregate voting power of the

Class B common stock will be limited to 18% of the combined voting power of the Class A and Class B common stock. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except: (i) the amendment of certain provisions of our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law, and (ii) any transaction resulting in a change of control of us within two years of the closing of this offering must be approved by at least        % of the votes entitled to be cast by the holders of Class B common stock, voting as a separate class.

Dividend and Liquidation Rights

        Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Focus Financial Partners Inc.

Preferred Stock

        Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of            shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of shareholders.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, our Bylaws and Delaware Law

        Some provisions of Delaware law, and our certificate of incorporation and our bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

        These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

        We are subject to Section 203 of the DGCL. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NASDAQ Global Select Market, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

  •
  the transaction is approved by the board of directors before the date the interested shareholder attained that status;

  •
  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

        Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested shareholder. An interested shareholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested shareholder status, did own 15% or more of a corporation's outstanding voting stock.

        Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested shareholder" to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the shareholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the shareholder becoming an interested shareholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares held by shareholders. These provisions also may make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Amended and Restated Certificate of Incorporation and Bylaws

        Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that our shareholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

        Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

  •
  provide that any transaction resulting in a change of control of us within two years of the closing of this offering must be approved by at least        % of the votes entitled to be cast by the holders of Class B common stock, voting as a separate class;

  •
  establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 120 days nor more than 150 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all shareholders' notices. These requirements may preclude shareholders from bringing matters before the shareholders at an annual or special meeting;

  •
  provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without shareholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

  •
  provide that all vacancies in our board of directors, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  provide that any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

  •
  provide that our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding Class A common stock;

  •
  provide that special meetings of our shareholders may only be called by the board of directors, the chief executive officer or the chairman of the board;

  •
  provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. Our staggered board may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for shareholders to replace a majority of the directors; and

  •
  provide that our amended and restated bylaws can be amended by the board of directors.

Forum Selection

        Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

  •
  any derivative action or proceeding brought on our behalf;

  •
  any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders;

  •
  any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or

  •
  any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

        Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

        Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

  •
  for any breach of their duty of loyalty to us or our shareholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

        Our amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person's actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration Rights

        For a description of registration rights with respect to our Class A common stock, please read the information under the heading "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

Listing

        We intend to apply to list our Class A common stock on the NASDAQ Global Select Market under the symbol "FOCS."

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

        Upon the closing of this offering, we will have outstanding an aggregate of            shares of Class A common stock, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of outstanding stock options. Of these shares, all of the            shares of Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act, which means they may only be sold in compliance with the limitations described below under "—Rule 144." All remaining shares of Class A common stock held by exchanging owners and blocker owners will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

        Each unitholder (other than Focus) will, subject to certain limitations, have the right to cause Focus LLC to acquire all or a portion of its units. Upon an exercise of an exchange right with respect to vested incentive units, such incentive units will be converted into a number of common units that takes into account the then-current value of the common units and such incentive units' aggregate hurdle amount. Upon an exercise of an exchange right with respect to vested common units, and immediately after conversion of incentive units into common units, Focus LLC (or Focus, if it exercises its call right) will acquire each such common unit for one share of Class A common stock (or, if Focus exercises its call right and so elects, an equivalent amount of cash). The shares of Class A common stock we issue upon such exchanges would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with the blocker owners and the continuing owners that will require us to register under the Securities Act these shares of Class A common stock. Please read "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

  •
  no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus;

  •
  shares will be eligible for sale upon the expiration of the lock-up periods in the lock-up agreements with the underwriters and the Fourth Amended and Restated Focus LLC Agreement, beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701; and

  •
  shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up periods in the lock-up agreements with the underwriters and the Fourth Amended and Restated Focus LLC Agreement, beginning 180 days after the date of this prospectus.

Lock-up Agreements

        We, Focus LLC, our director, director nominees, executive officers, all exchanging owners, blocker owners and continuing owners will be subject to certain resale restrictions with respect to our Class A common stock, our Class B common stock, any membership interests in Focus LLC or any securities convertible into or exercisable or exchangeable for such common stock or membership interests for a period of 180 days from the date of this prospectus under the terms of lock-up agreements entered into with the underwriters for this offering and/or a lock-up provision set forth in the Fourth Amended and Restated Focus LLC Agreement. Please read "Certain Relationships and Related Party Transactions—Fourth Amended and Restated Focus LLC Agreement—Transfer of Securities" and "Underwriting—No Sales of Similar Securities" for a description of these lock-up provisions.

Rule 144

        In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours (a "non-affiliated person") at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the public information requirement of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the NASDAQ Global Select Market during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

        In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of the registration statement of which this prospectus forms a part in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

        We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our equity incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

        The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that beneficially owns our Class A common stock as a "capital asset" (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

        This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

  •
  banks, insurance companies or other financial institutions;

  •
  tax-exempt or governmental organizations;

  •
  dealers in securities or foreign currencies;

  •
  traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

  •
  persons subject to the alternative minimum tax;

  •
  partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

  •
  persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

  •
  persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

  •
  certain former citizens or long-term residents of the United States; and

  •
  persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

        PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

        For purposes of this discussion, a "non-U.S. holder" is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

        If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

        As described in the section entitled "Dividend Policy," we do not plan to make any distributions on our Class A common stock for the foreseeable future. However, in the event we do make distributions of cash or other property on our Class A common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder's tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. Please read "—Gain on Disposition of Class A Common Stock." Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

        Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a non-U.S. corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

        Subject to the discussion below under "—Additional Withholding Requirements under FATCA," a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

  •
  the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

  •
  the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

  •
  our Class A common stock constitutes a U.S. real property interest by reason of our status as a United States real property holding corporation ("USRPHC") for U.S. federal income tax purposes.

        A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

        A non-U.S. holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items) which will include such gain.

        Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A common stock continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder's holding period for the Class A common stock more than 5% of our Class A common stock will be taxable on gain recognized on the disposition of our Class A common stock as a result of our status as a USRPHC. If we become a USRPHC and our Class A common stock ceases to be regularly traded on an established securities market, all non-U.S. holders will be subject to U.S. federal income tax on any taxable disposition of our Class A common stock that occurs after the close of the calendar year in which our Class A common stock ceases to be traded (without regard to the percentage ownership held), and a 10% withholding tax will apply to the gross proceeds from such disposition of our Class A common stock by such non-U.S. holders.

        Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

Backup Withholding and Information Reporting

        Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8.

        Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

        Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder ("FATCA"), impose a 30% withholding tax on any dividends paid on our Class A common stock and on the gross proceeds from a disposition of our Class A common stock (if such disposition occurs after December 31, 2018), in each case if paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any "substantial United States owners" (as defined in the Code) or provides the applicable withholding agent with a certification (generally on an IRS Form W-8BEN-E) identifying the direct and indirect substantial United States owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

        INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

 UNDERWRITING

        Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among Focus, Focus LLC and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Class A common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
BMO Capital Markets Corp.
SunTrust Robinson Humphrey, Inc.
Total

        Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        Focus and Focus LLC have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. After the initial offering, the initial public offering price, concession or any other term of the offering may be changed.

        The following table shows the initial public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Overallotment Option	With Overallotment Option
Initial public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

        The expenses of the offering, not including the underwriting discount, are estimated at $          and are payable by us. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with FINRA of up to $          . We intend to cause Focus LLC to bear the costs of any offering expenses payable by us.

Overallotment Option

        We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional shares at the initial public offering price, less the underwriting discount to cover overallotments, if any. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to      % of the shares offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing Class A common stock in the offering. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

        We and Focus LLC have agreed that, during a period of 180 days from the date of this prospectus, we will not, without the prior written consent of the representatives, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A or Class B common stock, any membership interests in Focus LLC or any securities convertible into or exercisable or exchangeable for Class A or Class B common stock or membership interests in Focus LLC or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Class A or Class B common stock or membership interests in Focus LLC, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Class A or Class B common stock, membership interests in Focus LLC or other securities, in cash or otherwise. The limitations described in this paragraph shall not apply in certain limited circumstances.

        In addition, under the terms of lock-up agreements entered into with the underwriters for this offering and/or a lock-up provision set forth in the Fourth Amended and Restated Focus LLC Agreement, our director, director nominees, executive officers, all exchanging owners, blocker owners and continuing owners may not during the same 180-day period, without the prior written consent of the representatives of the underwriters, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A or Class B common stock, any membership interests in Focus LLC or any securities convertible into or exercisable or exchangeable for Class A or Class B common stock or membership interests in Focus LLC, whether now owned or hereafter acquired by such person or with respect to which such person has or hereafter acquires the power of disposition (collectively, the "lock-up securities"), or exercise any right with respect to the registration of any of the lock-up securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the lock-up securities, whether any such swap or transaction is to be settled by delivery of Class A or Class B common stock, membership interests in Focus LLC or other securities, in cash or otherwise. The foregoing restrictions shall not apply in certain limited exceptions.

        In addition, the above restrictions will not prohibit such person from exercising any right with respect to, or the taking of any other action in preparation for, a registration by us of Class A or Class B common stock; provided that no transfer of such person's Class A or Class B common stock proposed to be registered pursuant to the exercise of such rights under this sentence shall occur, such exercise shall not result in any public announcement regarding the exercise of such right shall occur and no registration statement shall be filed, in each case during the 180-day lock-up period referred to above. In addition, the above restrictions will not apply to transfers of Class A or Class B common stock or membership interests in Focus LLC or options to purchase Class A or Class B common stock or membership interests in Focus LLC or such other securities to us, Focus LLC or any of our or their respective affiliates in connection with the reorganization described under "Internal Reorganization." Finally, such person will be permitted to establish a contract, instruction or plan meeting the requirements of Rule 10b5-1(c)(1) under the Exchange Act (a "10b5-1 Plan"), at any time during the 180-day lock-up period; provided that, prior to the expiration of the 180-day lock-up period, (x) such person shall not transfer any of the undersigned's Lock-Up Securities under such 10b5-1 Plan and (y) such person shall not make any public announcement with respect to such 10b5-1 Plan.

NASDAQ Listing

        We expect the shares to be approved for listing on the NASDAQ Global Select Market under the symbol "FOCS." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

        Before this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

  •
  our financial information,

  •
  the history of, and the prospects for, our company and the industry in which we compete,

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

  •
  the present state of our development, and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

        The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of our Class A common stock, such as bids or purchases to peg, fix or maintain that price.

        In connection with the offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

        In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

        Some of the underwriters and/or their affiliates are lenders and/or agents under our Credit Facility. In addition, some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in Canada

        The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area, no offer of ordinary shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for Focus or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and Focus that (1) it is a "qualified investor" within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

        Focus, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

        This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for Focus or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Focus nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for Focus or the representatives to publish a prospectus for such offer.

        For the purposes of this provision, the expression an "offer of ordinary shares to the public" in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

        The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, Focus, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

        The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

        The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

 LEGAL MATTERS

        The validity of our Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

        The balance sheet of Focus Financial Partners Inc., as of October 5, 2015 included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Focus Financial Partners, LLC as of and for the years ended December 31, 2013 and 2014, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits thereto, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street N.E., Washington, DC 20549. Copies of these materials may be obtained from such office, upon payment of a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        As a result of this offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements certified by an independent public accounting firm.

        The capital structure of Focus Financial Partners, LLC (Predecessor) is not indicative of the capital structure of Focus Financial Partners Inc. following this offering. Accordingly, the Company has not presented historical earnings per unit of Focus Financial Partners, LLC (Predecessor).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Focus Financial Partners Inc.:

        We have audited the accompanying balance sheet of Focus Financial Partners Inc. (the "Company") as of October 5, 2015. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the balance sheet presents fairly, in all material respects, the financial condition of Focus Financial Partners Inc. as of October 5, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York
October 29, 2015

Focus Financial Partners Inc.

Balance Sheet

October 5, 2015

ASSETS
Cash	$100

SHAREHOLDER'S EQUITY
Class A common stock, $0.01 par value—500 shares authorized, 10 shares issued and outstanding	—
Class B common stock, $0.01 par value—500 shares authorized, 0 shares issued and outstanding
Additional paid-in capital	100

Total shareholder's equity	$100

See notes to balance sheet

Focus Financial Partners Inc.

Notes to Balance Sheet

As of October 5, 2015

1. ORGANIZATION

        Focus Financial Partners Inc. (the "Company") was formed as a Delaware corporation on July 29, 2015. The Company's fiscal year end is December 31. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Focus Financial Partners, LLC ("Focus LLC"), a Delaware limited liability company. The Company will be the managing member of Focus LLC and will operate and control all of the businesses and affairs of Focus LLC and, through Focus LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The Balance Sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate Statements of Income, Shareholder's Equity and of Cash Flows have not been presented as there have been no activities by this entity. The Company's initial issuance of Class A common stock was on October 5, 2015.

3. SHAREHOLDER'S EQUITY

        Ruediger Adolf, the Chairman and Chief Executive Officer of the Company is the sole shareholder of the Company, and contributed $100 to the Company on October 5, 2015 to purchase 10 shares of Class A common stock.

        Holders of Class A common stock shall be entitled to one vote for each share of Class A common stock held on all matters submitted to shareholders for vote, consent or approval. Holders of Class B common stock shall be entitled to one vote for each share of Class B common stock held.

4. SUBSEQUENT EVENTS

        The Company has conducted a review for and evaluated subsequent events from October 5, 2015 through October 29, 2015, the date the balance sheet was available to be issued.

FOCUS FINANCIAL PARTNERS, LLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND JUNE 30, 2015

(In thousands)

	December 31, 2014	June 30, 2015
ASSETS
Cash and cash equivalents	$9,086	$9,547
Accounts receivable less allowances of $520 at 2014 and $527 at 2015	27,553	31,193
Prepaid expenses and other assets	15,824	19,264
Fixed assets—net	14,092	16,255
Debt financing costs—net	6,288	8,993
Goodwill	174,657	198,195
Other intangible assets—net	156,967	176,387

TOTAL ASSETS	$404,467	$459,834

LIABILITIES, REDEEMABLE PREFERRED UNITS, AND MEMBERS' DEFICIT:
LIABILITIES:
Accounts payable	$3,382	$3,966
Accrued expenses	18,006	16,262
Due to affiliates	10,104	9,942
Deferred revenue	3,249	3,556
Other liabilities	28,889	34,171
Borrowings under credit facility	193,500	288,000

TOTAL LIABILITIES	257,130	355,897

REDEEMABLE PREFERRED UNITS:
Redeemable senior preferred units	242,103	255,205
Redeemable junior preferred units	127,471	130,465

Total redeemable preferred units	369,574	385,670

COMMITMENTS AND CONTINGENCIES (Note 8)
MEMBERS' DEFICIT	(222,237)	(281,733)

TOTAL LIABILITIES, REDEEMABLE PREFERRED UNITS, AND MEMBERS' DEFICIT	$404,467	$459,834

See notes to unaudited condensed consolidated financial statements

FOCUS FINANCIAL PARTNERS, LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015

(In thousands)

	2014	2015
REVENUES:
Wealth management fees	$131,433	$158,698
Other	24,295	23,133

Total revenues	155,728	181,831

OPERATING EXPENSES:
Compensation and related expenses	55,612	69,990
Management fees	36,956	42,208
Selling, general and administrative	32,128	36,712
Intangible amortization	13,981	16,145
Non-cash changes in fair value of estimated contingent consideration	4,438	201
Depreciation and other amortization	2,318	2,534

Total operating expenses	145,433	167,790

INCOME FROM OPERATIONS	10,295	14,041
OTHER INCOME (EXPENSE):
Interest income	52	41
Interest expense	(3,664)	(3,902)
Amortization of debt financing costs and other	(793)	(849)
Other (expense) income—net	(339)	484

Total other expense—net	(4,744)	(4,226)

INCOME BEFORE INCOME TAX	5,551	9,815
INCOME TAX EXPENSE	471	520

NET INCOME	$5,080	$9,295

See notes to unaudited condensed consolidated financial statements

FOCUS FINANCIAL PARTNERS, LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015

(In thousands)

	2014	2015
Net income	$5,080	$9,295
Other comprehensive income, net of tax:
Foreign currency translation adjustments	281	336

Comprehensive income	$5,361	$9,631

See notes to unaudited condensed consolidated financial statements

FOCUS FINANCIAL PARTNERS, LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015

(In thousands)

	2014	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,080	$9,295
Adjustments to reconcile net income to net cash provided by operating activities—net of effect of acquisitions:
Intangible amortization	13,981	16,145
Depreciation and other amortization	2,318	2,534
Amortization of debt financing costs and other	793	849
Non-cash equity compensation expense	1,762	3,353
Non-cash changes in fair value of estimated contingent consideration	4,438	201
Other non-cash items	16	97
Changes in cash resulting from changes in operating assets and liabilities:
Accounts receivable	1,630	(3,725)
Prepaid expenses and other assets	(2,157)	(4,709)
Accounts payable	(1,298)	468
Accrued expenses	(3,583)	(841)
Due to affiliates	688	(138)
Other liabilities	(612)	(964)
Deferred revenue	(1,351)	307

Net cash provided by operating activities	21,705	22,872

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquisitions and contingent consideration—net of cash acquired	(26,242)	(41,838)
Purchase of fixed assets	(2,168)	(4,002)
Other	(3,000)	(966)

Net cash used in investing activities	(31,410)	(46,806)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under credit facility	42,000	146,750
Repayments of borrowings under credit facility	(34,000)	(52,250)
Payment of preferred dividends	—	(75)
Payments in connection with unit redemption	—	(59,180)
Payments for treasury units	—	(1,435)
Contingent consideration paid	(523)	(1,384)
Payments of debt financing costs	—	(3,547)
Payments on capital lease obligations	(84)	(108)
Distributions for unitholders	(3,841)	(4,389)

Net cash provided by financing activities	3,552	24,382

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	48	13

CHANGE IN CASH AND CASH EQUIVALENTS	(6,105)	461
CASH AND CASH EQUIVALENTS:
Beginning of period	16,668	9,086

End of period	$10,563	$9,547

See Note 9 for supplement cash flow disclosure

See notes to unaudited condensed consolidated financial statements

FOCUS FINANCIAL PARTNERS, LLC

UNAUDITED CONSOLIDATED STATEMENTS OF MEMBERS' DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2015

(In thousands)

	Common Units	Accumulated Deficit	Accumulated Other Comprehensive Loss	Deemed Capital Contribution	Total Members' Deficit
MEMBERS' DEFICIT—January 1, 2015	$98,248	$(312,423)	$(8,062)	$—	$(222,237)
Net income	—	9,295	—	—	9,295
Issuance of restricted common units in connection with acquisitions and contingent consideration	8,965	—	—	—	8,965
Redemption of units	(17,725)	(39,388)	—	—	(57,113)
Accretion of senior preferred units return	—	(4,608)	—	(1,013)	(5,621)
Accretion of senior preferred units to estimated redemption value	—	(6,725)	—	(1,531)	(8,256)
Accretion of junior preferred units return	—	(499)	—	(109)	(608)
Accretion of junior preferred units to estimated redemption value	—	(3,053)	—	(700)	(3,753)
Non-cash equity compensation expense—net of related forfeitures, related to restricted common and incentive units	—	—	—	3,353	3,353
Currency translation adjustment—net of tax	—	—	336	—	336
Treasury units	(575)	(860)	—	—	(1,435)
Distributions for unitholders	—	(4,659)	—	—	(4,659)

MEMBERS' DEFICIT—June 30, 2015	$88,913	$(362,920)	$(7,726)	$—	$(281,733)

See notes to unaudited condensed consolidated financial statements

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015

(In thousands, except share data)

1. GENERAL

        Organization and Business—Focus Financial Partners, LLC (the "Company") is a Delaware limited liability company that was formed in November 2004. The Company's subsidiaries commenced revenue-generating and acquisition activities in January 2006. The Company's activities are governed by its second amended and restated operating agreement, as amended.

        The Company is in the business of acquiring and overseeing independent fiduciary wealth management and related businesses.

2. SUMMARY OF ACCOUNTING POLICIES

        Basis of Presentation—The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial statements and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of only normal recurring adjustments, considered necessary for fair presentation have been included. The condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and footnotes thereto included elsewhere in this registration statement for the years ended December 31, 2013 and 2014.

        Operating results for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

        Use of Estimates—The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Segment Reporting—Management has determined that the Company operates in one operating segment, as a wealth management focused organization, which is consistent with our structure and how we manage the business. The Company's acquired businesses have similar economic and business characteristics. The services provided are wealth management related and our businesses are subject to a similar regulatory framework. Furthermore, the Company's Chief Operating Decision Maker, which is the Company's Chief Executive Officer, monitors and reviews financial information at a consolidated level for assessing operating results and the allocation of resources.

        Recent Accounting Pronouncements—In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers." ASU No. 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective for the Company on January 1, 2018. Early application is permitted. The standard permits the use of either the retrospective or

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015

(In thousands, except share data)

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

cumulative effect transition method. The Company is evaluating the effect that ASU No. 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor determined the effect of this standard on its ongoing financial reporting.

        In June 2014, the FASB issued ASU No. 2014-12, "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period." ASU No. 2014-12 applies to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period to be treated as a performance condition. A reporting entity should apply existing guidance ASC Topic 718 Compensation—Stock Compensation as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. ASU No. 2014-12 is effective for the Company January 1, 2016. The Company is evaluating the effect that ASU No. 2014-12 will have on its consolidated financial statements and related disclosures. The Company has not yet determined the effect of this standard on its ongoing financial reporting.

        In February 2015, the FASB issued ASU No. 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis." ASU No. 2015-02 modifies the analysis that companies must perform in order to determine whether a legal entity should be consolidated. ASU No. 2015-02 simplifies current consolidation rules by (a) reducing the number of consolidation models, (b) eliminating the risk that a reporting entity may have to consolidate a legal entity solely based on a fee arrangement with another legal entity, (c) placing more weight on the risk of loss in order to identify the party that has a controlling financial interest, (d) reducing the number of instances that related party guidance needs to be applied when determining the party that has a controlling financial interest, and (e) changing rules for companies in certain industries that ordinarily employ limited partnership or VIE structures. ASU No. 2015-02 is effective for the Company on January 1, 2016. Early adoption is permitted. The Company is evaluating the effect that ASU No. 2015-02 will have on its consolidated financial statements and related disclosures. The Company has not yet determined the effect of this standard on its ongoing financial reporting.

        In April 2015, the FASB issued ASU No. 2015-03, "Interest—Imputation of Interest (Subtopic 835-30)." ASU No. 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the corresponding debt liability. ASU No. 2015-03 is effective for the Company for interim and annual periods beginning January 1, 2016, with early adoption permitted, and is to be applied on a retrospective basis. The Company has not yet determined the effect of this standard on its ongoing financial reporting.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015

(In thousands, except share data)

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

        Subsequent Events—The Company has conducted a review for and evaluated subsequent events from July 1, 2015 through October 29, 2015, the date the consolidated financial statements were available to be issued.

3. ACQUISITIONS

Business Acquisitions

        Business acquisitions are accounted for in accordance with Accounting Standards Codification ("ASC") Topic 805: Business Combinations.

        The Company has incorporated contingent consideration, or earn out provisions, into the structure of its acquisitions. The Company recognizes the fair value of estimated contingent consideration at the acquisition date as part of the consideration transferred in the exchange. The contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved.

        During the six months ended June 30, 2015, the Company completed five acquisitions of wealth management businesses. In each case the Company purchased 100% of the net assets of the businesses.

        The purchase price associated with business acquisitions and the allocation thereof during the six months ended June 30, 2015 is as follows:

Consideration:
Cash due at closing and option premium	$41,903
Fair market value of common units issued	8,677
Fair market value of estimated contingent consideration	6,930

Total consideration	$57,510

Allocation of purchase price:
Current assets	$368
Non-current assets	694
Current liabilities	(608)
Customer relationships	27,659
Management contracts	5,922
Goodwill	23,444
Other intangibles	31

Total allocated consideration	$57,510

        Management believes approximately $41,236 of tax goodwill and intangibles related to business acquisitions completed during the six months ended June 30, 2015 will be deductible for tax purposes. Additional tax goodwill may be deductible when estimated contingent consideration is earned and paid.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015

(In thousands, except share data)

3. ACQUISITIONS (Continued)

        The weighted-average useful lives of other intangible assets acquired during the six months ended June 30, 2015 are as follows:

Number of Years
Management contracts	20
Customer relationships	9
Other intangibles	4
Weighted-average useful life of all intangibles acquired	11

        The accompanying unaudited condensed consolidated statement of income for the six months ended June 30, 2015 includes revenue and income from operations for these business acquisitions from the date they were acquired of $5,371 and $1,226, respectively.

        From July 1, 2015, to October 29, 2015, the Company completed wealth management business acquisitions and acquired customer relationships and other intangible assets for cash and option premium and restricted common unit consideration of $83,961, plus contingent consideration.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

        The following table summarizes the change in the goodwill balances for the year ended December 31, 2014 and the six months ended June 30, 2015:

	December 31, 2014	June 30, 2015
Balance beginning of period:
Goodwill	$181,909	$197,281
Cumulative impairment losses	(22,624)	(22,624)

	159,285	174,657

Acquired goodwill	15,372	23,444
Other	—	94

	15,372	23,538

Balance end of period:
Goodwill	197,281	220,819
Cumulative impairment losses	(22,624)	(22,624)

	$174,657	$198,195

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015

(In thousands, except share data)

4. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

        The following table summarizes other intangible assets at December 31, 2014:

	Gross Carry Amount	Accumulated Amortization	Net Book Value
Customer relationships	$256,165	$(134,398)	$121,767
Management contracts	48,574	(14,427)	34,147
Other intangibles	1,486	(433)	1,053

Total	$306,225	$(149,258)	$156,967

        The following table summarizes other intangible assets at June 30, 2015:

	Gross Carry Amount	Accumulated Amortization	Net Book Value
Customer relationships	$285,797	$(149,131)	$136,666
Management contracts	54,609	(15,859)	38,750
Other intangibles	1,517	(546)	971

Total	$341,923	$(165,536)	$176,387

5. FAIR VALUE MEASUREMENTS

        ASC Topic 820, Fair Value Measurements and Disclosures establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

        The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

        Level 1—Unadjusted price quotations in active markets for identical assets or liabilities

        Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

        Level 3—Significant unobservable inputs that are not corroborated by market data.

        For business acquisitions, the Company recognizes the fair value of estimated contingent consideration at the acquisition date as part of purchase price. This fair value measurement is based on Level 3 inputs.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015

(In thousands, except share data)

5. FAIR VALUE MEASUREMENTS (Continued)

        The following table represents changes in the fair value of estimated contingent consideration for business acquisitions for the year ended December 31, 2014 and the six months ended June 30, 2015:

Balance as of January 1, 2014	$11,912
Additions to estimated contingent consideration	4,191
Payments of contingent consideration	(4,353)
Non-cash changes in fair value of estimated contingent consideration	7,395

Balance as of December 31, 2014	19,145
Additions to estimated contingent consideration	6,930
Payments of contingent consideration	(1,713)
Non-cash changes in fair value of estimated contingent consideration	201

Balance at June 30, 2015	$24,563

        Estimated contingent consideration is included in other liabilities in the accompanying consolidated balance sheets.

        In determining fair value of the estimated contingent consideration, the acquired business's future performance is estimated using financial projections for the acquired businesses. These financial projections, as well as alternative scenarios of financial performance, are measured against the performance targets specified in each respective acquisition agreement. The fair value of the Company's estimated contingent consideration is established using the probability weighted-expected return method.

        The significant unobservable input used in the fair value measurement of the Company's estimated contingent consideration is the forecasted growth rates over the measurement period. Significant increases or decreases in the Company's forecasted growth rates over the measurement would result in a higher or lower fair value measurement.

        Inputs used in the fair value measurement of estimated contingent consideration at December 31, 2014 and June 30, 2015 are summarized below:

Quantitative Information About Level 3 Fair Value Measurements
Fair Value at December 31, 2014	Valuation Techniques	Unobservable Input	Range
$19,145	Probability weighted expected return model	Forecasted growth rates	0.5% - 46.9%

Quantitative Information About Level 3 Fair Value Measurements
Fair Value at June 30, 2015	Valuation Techniques	Unobservable Input	Range
$24,563	Probability weighted expected return model	Forecasted growth rates	(3.0)% - 50.3%

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015

(In thousands, except share data)

6. CREDIT FACILITY

        In April and June 2015, the Company amended and restated its credit facility to increase availability under the facility to $1,000,000 consisting of term and revolving loans, inclusive of an accordion feature of $350,000 (the "Credit Facility"). The Credit Facility has a June 2020 maturity date.

        The Company's obligations under the Credit Facility are collateralized by the majority of the Company's assets. Up to $20,000 of the Credit Facility is available for the issuance of letters of credit, subject to certain limitations. The Credit Facility contains various customary covenants, including, but not limited to: (i) incurring additional indebtedness or guarantees, (ii) creating liens or other encumbrances on property or granting negative pledges, (iii) entering into a merger or similar transaction, (iv) selling or transferring certain property and (v) declaring dividends or making other restricted payments. In addition to the foregoing, the Credit Facility contains financial covenants, which include a minimum consolidated fixed charge coverage ratio, a maximum consolidated total leverage ratio and a maximum consolidated secured leverage ratio. At December 31, 2014 and June 30, 2015, the Company was in compliance with all covenants.

        The Credit Facility requires quarterly term loan installment repayments of $1,250, which commenced in 2014 and continues through 2020, with the balance of the Credit Facility due in June 2020.

        Borrowings under the Credit Facility bear interest, at the Company's election, at the lender's base rate (as defined in the Credit Facility) plus a margin of 0.75% to 1.50% or the London InterBank Offered Rate (LIBOR) plus a margin of 2.25% to 3.25% depending on the Company's consolidated total leverage ratio.

        The Credit Facility also includes unused commitment fees of 0.25% to 0.50%, depending on the Company's consolidated total leverage ratio. As of June 30, 2015, the available unused commitment line was $361,241.

        At December 31, 2014 and June 30, 2015, outstanding borrowings were $193,500 and $288,000, respectively. Weighted-average interest rates were approximately 3% for the six months ended June 30, 2015.

7. MEMBERS' DEFICIT

Redemption and Tender Offer

        In April 2015, the Company commenced a redemption of and a tender offer for outstanding preferred units, common units and incentive units to simplify its capital structure and provide liquidity to its unitholders (the "Redemption"). The Redemption closed in May 2015.

        The aggregate funds available for the redemption and the tender offer were $75,000, exclusive of the undistributed preferred return that was paid as discussed below. The total amount paid by the Company in connection with the Redemption was $59,180.

        Approval of the Redemption required an amendment to the Company's operating agreement (the "Amendment") that in turn required the consent of the holders of a majority of the percentage interest of the outstanding preferred units and common units.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015

(In thousands, except share data)

7. MEMBERS' DEFICIT (Continued)

        In addition, the redemption of common units required the approval of a majority of the holders of outstanding common units and the redemption of incentive units required the approval of the holders of a majority of the vested and unvested outstanding incentive units.

        The Amendment received the necessary consents and approvals and was deemed effective in June 2015 by the Company's board of managers.

        The total units redeemed by class in the redemption and the tender offer were as follows:

	Redemption	Tender Offer
Senior Preferred Units	60,000	—
Junior Preferred Units	109,680	—
Common Units	1,340,433	1,225,679
Incentive Units	1,334,596	470,799

Redemption

        In the redemption the Company redeemed from each unitholder of record on April 15, 2015 the first 10,000 units (including preferred units, common units and vested and unvested incentive units) of every unitholder at a price of $17.00 per unit. In the case of each redeemed preferred unit, the price per unit was increased by the accrued but undistributed preferred return on such preferred unit. In the case of each redeemed incentive unit, the price per unit was reduced by the hurdle amount of such incentive unit. The redemption only applied to units issued before October 15, 2013.

        The redemption also applied to eligible unvested incentive units of any holder to the extent they, when combined with the other units of such holder, did not exceed 10,000 units. The redemption therefore provided any such holders with the benefit of full or partial accelerated vesting of eligible unvested incentive units.

Tender Offer

        The Company also offered its existing holders of preferred units, common units and vested incentive units owned as of April 15, 2015 the opportunity to sell vested units at a price of $15.00 per unit. In the case of each preferred unit, the price per unit was increased by the accrued but undistributed preferred return on such preferred unit. In the case of each vested incentive unit, the price per unit was reduced by the hurdle amount of such incentive unit. Only vested units were eligible to be sold in the tender offer.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015

(In thousands, except share data)

7. MEMBERS' DEFICIT (Continued)

Restricted Common Units

        The following table provides information relating to the status of, and changes in, restricted common units during the six months ended June 30, 2015:

	Restricted Common Units	Weighted Average Grant Date Fair Value
Unvested units—January 1, 2015	1,173,332	$9.41
Granted	—	—
Vested	(43,333)	12.00
Forfeited	(80,000)	12.00

Unvested units—June 30, 2015	1,049,999	9.10

        In October 2015, the Company modified and vested 253,332 restricted common units that were performance based awards, which will result in a charge to non-cash compensation of $4,307.

Incentive Units

        The following table provides information relating to the status of, and changes in, incentive units granted during the six months ended June 30, 2015:

	Incentive Units	Weighted Average Hurdle Price
Outstanding—January 1, 2015	12,289,773	$9.34
Granted	263,152	14.04
Units redeemed or tendered	(1,805,395)	8.12
Other units redeemed	(15,476)	11.00
Forfeited	(174,386)	11.18

Outstanding—June 30, 2015	10,557,668	9.64
Vested—June 30, 2015	6,150,838	8.15

8. COMMITMENTS AND CONTINGENCIES

        Credit Risk—The Company's broker-dealer subsidiaries clear all transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company's broker-dealer subsidiaries and their clearing brokers, the clearing brokers have the right to charge the Company's broker-dealer subsidiaries for losses that result from a counterparty's failure to fulfill its contractual obligations. This right applies to all trades executed through its clearing brokers, and therefore, the Company believes there is no maximum amount assignable to the right of the clearing brokers. Accordingly, at December 31, 2014 and June 30, 2015, the Company had recorded no liabilities in connection with this right.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015

(In thousands, except share data)

8. COMMITMENTS AND CONTINGENCIES (Continued)

        In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and counterparties with which they conduct business.

        The Company is exposed to credit risk for accounts receivable from clients. Such credit risk is limited to the amount of accounts receivable. The Company is also exposed to credit risk for changes in the benchmark interest rate (LIBOR or base rate) in connection with its Credit Facility.

        The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institution. At December 31, 2014 and June 30, 2015, a significant portion of cash and cash equivalents were held at a single institution.

        Contingent Consideration Arrangements—Contingent consideration is payable in the form of cash and/or Company common units. Since the contingent consideration to be paid is based on the growth of forecasted financial performance levels over a number of years, the Company cannot calculate the maximum contingent consideration that may be payable under these arrangements.

        Legal and Regulatory Matters—In the ordinary course of business, the Company is involved in lawsuits and other claims. The Company has insurance to cover certain losses that arise in such matters; however, this insurance may not be sufficient to cover these losses. Management, after consultation with legal counsel, currently does not anticipate that the aggregate liability, if any, arising out of any existing legal matters will have a material effect on the Company's consolidated financial position, results of operations or cash flows.

        From time to time, the Company's subsidiaries receive requests for information from governmental authorities regarding business activities. The Company has cooperated and will continue to cooperate fully with all governmental agencies. The Company continues to believe that the resolution of any governmental inquiry will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

        Indemnifications—In the ordinary course of business, the Company enters into contracts pursuant to which it may agree to indemnify third parties in certain circumstances. The terms of these indemnities vary from contract to contract and the amount of indemnification liability, if any, cannot be determined.

        Management believes that the likelihood of any liability arising under these indemnification provisions is remote. Management cannot estimate any potential maximum exposure due to both the remoteness of any potential claims and the fact that items that would be included within any such calculated claim would be beyond the control of the Company. Consequently, no liability has been recorded on the consolidated balance sheets.

        Succession Program—The Company has a succession program to provide wealth management firms a succession planning solution for their businesses. Pursuant to the program, the wealth management firm enters into an agreement with one of the Company's subsidiaries that provides the

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015

(In thousands, except share data)

8. COMMITMENTS AND CONTINGENCIES (Continued)

firm the ability (subject to certain terms and conditions) to sell substantially all of its assets to the Company's subsidiary at a future date for an acquisition price based on a predetermined formula.

9. CASH FLOW INFORMATION

	Six Months Ended June 30,
	2014	2015
Supplemental disclosures of cash flow information—cash paid for:
Interest	$3,390	$3,830

Income taxes	$1,211	$306

Supplemental non-cash cash flow information:
Fair market value of estimated contingent consideration in connection with acquisitions	$981	$6,930

Fair market value of restricted common units in connection with acquisitions and contingent consideration	$3,163	$8,965

Accretion of senior preferred units return	$5,356	$5,621

Accretion of senior preferred units to estimated redemption value	$2,289	$8,256

Accretion of junior preferred units return	$580	$608

Accretion of junior preferred units to estimated redemption value	$513	$3,753

Net assets acquired in connection with business acquisitions	$52	$454

Other	$(879)	$—

10. RELATED PARTIES

        The Company reimburses the Company's Chief Executive Officer for certain costs and third-party payments associated with the use of his personal aircraft for Company-related business travel. The Company also pays pilot fees for such business travel flights. During the six months ended June 30, 2014 and 2015, the Company recognized expenses of $350 and $366, respectively, related to these reimbursements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Focus Financial Partners, LLC:

        We have audited the accompanying consolidated financial statements of financial condition of Focus Financial Partners, LLC and subsidiaries (the "Company") as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, cash flows, and members' deficit for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2014, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York
October 29, 2015

FOCUS FINANCIAL PARTNERS, LLC

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2014

(In thousands)

	2013	2014
ASSETS
Cash and cash equivalents	$16,668	$9,086
Accounts receivable less allowances of $684 at 2013 and $520 at 2014	28,237	27,553
Prepaid expenses and other assets	9,134	15,824
Fixed assets—net	12,045	14,092
Debt financing costs—net	7,875	6,288
Goodwill	159,285	174,657
Other intangible assets—net	148,090	156,967

TOTAL ASSETS	$381,334	$404,467

LIABILITIES, REDEEMABLE PREFERRED UNITS, AND MEMBERS' DEFICIT:
LIABILITIES:
Accounts payable	$4,006	$3,382
Accrued expenses	16,684	18,006
Due to affiliates	8,414	10,104
Deferred revenue	4,236	3,249
Other liabilities	19,637	28,889
Borrowings under credit facility	199,000	193,500

TOTAL LIABILITIES	251,977	257,130

REDEEMABLE PREFERRED UNITS:
Redeemable senior preferred units (stated value of $216,000)	224,619	242,103
Redeemable junior preferred units (stated value of $23,375)	124,198	127,471

Total redeemable preferred units	348,817	369,574

COMMITMENTS AND CONTINGENCIES (Note 10)
MEMBERS' DEFICIT	(219,460)	(222,237)

TOTAL LIABILITIES, REDEEMABLE PREFERRED UNITS, AND MEMBERS' DEFICIT	$381,334	$404,467

See notes to consolidated financial statements

FOCUS FINANCIAL PARTNERS, LLC

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands)

	2013	2014
REVENUES:
Wealth management fees	$220,841	$276,749
Other	48,094	48,825

Total revenues	268,935	325,574

OPERATING EXPENSES:
Compensation and related expenses	96,250	117,825
Management fees	65,048	79,139
Selling, general and administrative	55,197	65,174
Management contract buyout		1,800
Intangible amortization and impairments	29,910	28,549
Non-cash changes in fair value of estimated contingent consideration	1,239	7,395
Depreciation and other amortization	4,259	4,667

Total operating expenses	251,903	304,549

INCOME FROM OPERATIONS	17,032	21,025
OTHER INCOME (EXPENSE):
Interest income	80	104
Interest expense	(7,297)	(6,994)
Amortization of debt financing costs and other	(1,267)	(1,599)
Other (expense) income—net	1,104	(328)

Total other expense—net	(7,380)	(8,817)

INCOME BEFORE INCOME TAX	9,652	12,208
INCOME TAX EXPENSE	975	212

NET INCOME	$8,677	$11,996

See notes to consolidated financial statements

FOCUS FINANCIAL PARTNERS, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands)

	2013	2014
Net income	$8,677	$11,996
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	173	(378)

Comprehensive income	$8,850	$11,618

See notes to consolidated financial statements

FOCUS FINANCIAL PARTNERS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands)

	2013	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,677	$11,996
Adjustments to reconcile net income to net cash provided by operating activities—net of effect of acquisitions:
Intangible amortization and impairments	29,910	28,549
Depreciation and other amortization	4,259	4,667
Amortization of debt financing costs and other	1,267	1,599
Non-cash equity compensation expense	3,277	4,319
Non-cash changes in fair value of estimated contingent consideration	1,239	7,395
Other non-cash items	334	393
Changes in cash resulting from changes in operating assets and liabilities:
Accounts receivable	(4,337)	425
Prepaid expenses and other assets	(1,649)	(3,559)
Accounts payable	1,382	(615)
Accrued expenses	6,187	2,195
Due to affiliates	6,140	1,569
Other liabilities	790	337
Deferred revenue	(2,198)	(987)

Net cash provided by operating activities	55,278	58,283

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquisitions and contingent consideration—net of cash acquired	(28,436)	(40,597)
Purchase of fixed assets	(5,803)	(6,340)
Other		(3,000)

Net cash used in investing activities	(34,239)	(49,937)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under credit facility	54,000	61,000
Repayments of borrowings under credit facility	(52,000)	(66,500)
Payments for treasury units	(3,120)	—
Proceeds from issuance of senior preferred units	150,857	—
Payments in connection with unit redemption	(150,857)	—
Payments of preferred dividends	(2,093)	—
Contingent consideration paid	(1,231)	(2,181)
Payments of debt financing costs	(5,433)
Payments on capital lease obligations	(151)	(141)
Distributions for unitholders	(6,000)	(8,127)

Net cash used in financing activities	(16,028)	(15,949)

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	48	21

CHANGE IN CASH AND CASH EQUIVALENTS	5,059	(7,582)

CASH AND CASH EQUIVALENTS:
Beginning of year	11,609	16,668

End of year	$16,668	$9,086

See Note 13 for supplemental cash flow disclosure

See notes to consolidated financial statements

FOCUS FINANCIAL PARTNERS, LLC

CONSOLIDATED STATEMENTS OF MEMBERS' DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands)

	Common Units	Accumulated Deficit	Accumulated Other Comprehensive Loss	Deemed Capital Contribution	Total Members' Deficit
MEMBERS' DEFICIT—January 1, 2013	$128,568	$(197,454)	$(7,857)	$—	$(76,743)
Net income	—	8,677	—	—	8,677
Issuance of restricted common units in connection with acquisitions and contingent consideration	8,169	—	—	—	8,169
Accretion of redeemable preferred units issuance costs	—	(2)	—	—	(2)
Accretion of redeemable preferred units return	—	(1,573)	—	(239)	(1,812)
Accretion of redeemable preferred units to estimated redemption value	—	(6,313)	—	(964)	(7,277)
Accretion of redeemable participating preferred units issuance costs	—	(28)	—	(4)	(32)
Accretion of redeemable participating preferred units return	—	(3,704)	—	(562)	(4,266)
Accretion of redeemable participating preferred units to estimated redemption value	—	(4,683)	—	(732)	(5,415)
Issuance of senior preferred units, redemption and recapitalization of units	(44,516)	(86,484)	—		(131,000)
Accretion of senior preferred units return	—	(2,143)	—	(490)	(2,633)
Accretion of senior preferred units to estimated redemption value	—	(573)	—	(232)	(805)
Accretion of junior preferred units return	—	(231)	—	(54)	(285)
Non-cash equity compensation expense—net of related forfeitures, related to restricted common and incentive units	—	—	—	3,277	3,277
Treasury units	(3,120)	—	—	—	(3,120)
Currency translation adjustment—net of tax	—	—	173	—	173
Distributions for unitholders	—	(6,366)	—	—	(6,366)

MEMBERS' DEFICIT—December 31, 2013	$89,101	$(300,877)	$(7,684)	$—	$(219,460)

Net income	—	11,996	—	—	11,996
Issuance of restricted common units in connection with acquisitions and contingent consideration	9,147	—	—	—	9,147
Accretion of senior preferred units return	—	(8,662)	—	(2,270)	(10,932)
Accretion of senior preferred units to estimated redemption value	—	(5,186)	—	(1,366)	(6,552)
Accretion of junior preferred units return	—	(937)	—	(246)	(1,183)
Accretion of junior preferred units to estimated redemption value	—	(1,653)	—	(437)	(2,090)
Non-cash equity compensation expense—net of related forfeitures, related to restricted common and incentive units	—	—	—	4,319	4,319
Currency translation adjustment—net of tax	—	—	(378)	—	(378)
Distributions for unitholders	—	(7,104)	—	—	(7,104)

MEMBERS' DEFICIT—December 31, 2014	$98,248	$(312,423)	$(8,062)	$—	$(222,237)

See notes to consolidated financial statements

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

1. GENERAL

        Organization and Business—Focus Financial Partners, LLC (the "Company") is a Delaware limited liability company that was formed in November 2004. The Company's subsidiaries commenced revenue-generating and acquisition activities in January 2006. The Company's activities are governed by its second amended and restated operating agreement, as amended (the "Operating Agreement").

        The Company is in the business of acquiring and overseeing independent fiduciary wealth management and related businesses. The Company typically acquires 100% of the net assets of the wealth management businesses on terms that are generally consistent for each acquisition. To determine the acquisition price, the Company first estimates the operating cash flow of the business to be acquired based on current and projected levels of revenue and expense. For this purpose, the Company defines operating cash flow as cash revenue of the business, less cash expenses, other than compensation and benefits to the selling entrepreneurs or individuals who typically become principals of the management entities discussed below. The Company refers to the estimated operating cash flow earnings before partner compensation as target earnings ("Target Earnings"). The acquisition price is a multiple of a portion of the Target Earnings, referred to as base earnings ("Base Earnings").

        At the date of each of the respective acquisitions, the Company typically enters into a management agreement ("Management Agreement") with a management company ("Management Company") that is owned substantially by the selling principals of the acquired businesses. The Management Company earns management fees to manage the daily operations of the acquired business. The term of the Management Agreements are generally six years with automatic renewals for consecutive one-year terms, unless terminated by either the Management Company or the Company. Under the Management Agreement, the Management Company is entitled to management fees typically consisting of all future earnings of the acquired business in excess of the Base Earnings up to Target Earnings, plus a percentage of any earnings in excess of Target Earnings. The Company, through its respective operating subsidiary, retains a cumulative preferred position in the Base Earnings. To the extent earnings of an acquired business in any year are less than the Base Earnings, in the following year the Company, through its respective operating subsidiary, is entitled to receive the Base Earnings together with the prior years' shortfall before any management fees are earned by the Management Company. Since each Management Company is neither acquired nor consolidated, management fees are included in the Company's consolidated statements of income as operating expenses. Estimated management fees due are included in due to affiliates in the accompanying consolidated balance sheets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. Effective December 31, 2014, the Company changed the presentation of its consolidated balance sheets from a classified basis to a nonclassified basis. Under the nonclassified basis, balances are not separately presented as current or noncurrent. Management believes that this presentation is more meaningful because it aggregates assets and liabilities of the same nature, which is consistent with the manner in which management monitors its financial position.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Use of Estimates—The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition—

        Wealth Management Fees—The Company, solely through its subsidiaries, recognizes revenue from wealth management fees, which are primarily comprised of fees earned for advising on the assets of clients, financial and tax planning fees, consulting fees, tax return preparation fees, fees for family office services, and fees for wealth management and operational support services provided to third-party wealth management firms. Fees are based either on a contractual percentage of the client's assets, a flat fee or an hourly rate and are billed either in advance or arrears on a monthly, quarterly, or semiannual basis. Revenue for wealth management and operational support services provided to third-party wealth management firms is presented net since these services are performed in an agent capacity.

        Other—Other revenue includes fees earned for recordkeeping and administration services provided to employee benefit plans as well as commissions and distribution fees. Recordkeeping and administration revenue is recognized over the period in which services are provided. Commissions and distribution fees are recognized when earned.

        Deferred Revenue—Fees collected in advance are deferred and recognized in revenue over the period earned with the unrecognized portion of fees collected in advance recorded as deferred revenue in the accompanying consolidated balance sheets.

        Cash and Cash Equivalents—The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

        Accounts Receivable—Accounts receivable are stated at their net realizable value. Allowances for uncollectible accounts are maintained for estimated losses resulting from the inability of customers to make required payments. In determining these estimates, historical write-offs, the aging of the receivables and other factors, such as overall economic conditions, are considered. The allowance for doubtful accounts was $684 and $520 at December 31, 2013 and 2014, respectively.

        Fixed Assets—Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives for fixed assets, primarily consisting of computers, equipment, and furniture and fixtures, are generally between three to seven years. Leasehold improvements are amortized over the shorter of their estimated economic useful lives or the terms of the leases. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company capitalizes costs related to computer software obtained or developed for internal use. Costs incurred in the application development phase are capitalized and amortized over their useful lives, which are generally three to five years.

        Debt Financing Costs—Direct costs incurred with obtaining debt financing are capitalized. The costs are amortized over the term of the underlying debt and are included in amortization of debt financing costs and other in the accompanying consolidated statements of income.

        Business acquisitions—Business acquisitions are accounted for in accordance with Accounting Standards Codification ("ASC") Topic 805: Business Combinations. Business acquisitions are accounted for by allocating the purchase price consideration to the fair value of assets acquired and liabilities assumed. Goodwill is recognized as the excess of the purchase price consideration over the fair value of net assets of the business acquired. All transaction costs are expensed as incurred.

        The Company has incorporated contingent consideration, or earn out provisions, into the structure of its business acquisitions. These arrangements may result in the payment of additional purchase price consideration to the sellers based on the growth of certain financial thresholds for periods following the closing of the respective acquisition. The additional purchase price consideration is payable in the form of cash and/or the Company's common units.

        The Company recognizes the fair value of estimated contingent consideration at the acquisition date as part of the consideration transferred in exchange for the acquired business. The contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved. Any changes in fair value are recognized each reporting period in noncash changes in fair value of estimated contingent consideration in the accompanying consolidated statements of income.

        The results of the acquired businesses have been included in the Company's consolidated financial statements from the respective dates of acquisition.

        Goodwill, Intangible Assets and Other Long-Lived Assets—Goodwill is deemed to have an indefinite useful life and is not amortized. Intangible assets are amortized over their respective estimated useful lives. The Company has no indefinite-lived intangible assets.

        Goodwill is tested annually for impairment as of October 1, or more frequently if events and circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A two-step impairment test is performed on goodwill. In the first step, the Company compares the fair value of each reporting unit to the carrying value of the net assets of the reporting unit. The fair value of the reporting unit is determined using a discounted cash flow approach. Under this approach, management uses certain assumptions including, but not limited to, a risk-adjusted rate that is estimated to be commensurate with the risk associated with the underlying cash flows, cash flow trends from prior periods, current-period cash flow, and management's expectation of future cash flows. Expectations of future cash flows are based on projections or forecasts derived from the Company's understanding of the relevant business prospects, economic or market trends, and regulatory or legislative changes which may occur. If the fair value of the reporting unit exceeds the carrying value of the net assets of the reporting unit in the first step, no further testing is

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

performed. If the carrying value exceeds the fair value of the reporting unit in the first step, then the Company performs the second step of the impairment test to determine the implied fair value of goodwill and compares the implied fair value of goodwill to the carrying value of goodwill to determine the extent of the impairment, if any.

        Intangible assets and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the asset might be impaired or that the estimated useful life should be changed prospectively. If impairment indicators are present, the recoverability of these assets is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is determined using a discounted cash flow approach.

        Fair Value of Financial Instruments—The carrying amounts of substantially all of the company's financial assets and liabilities are considered to approximate their fair values because of their short-term nature. The carrying amount of borrowings under credit facility approximates fair value, as the debt bears interest at variable market rates. Borrowings under credit facility are classified within Level 2 of the valuation hierarchy.

        Income Taxes—The Company is treated as a partnership for federal income tax purposes, accordingly, in lieu of taxes assessed at the entity level, unitholders report to the taxing authorities their share of the Company's income, deductions, losses and credits. The Company makes tax distribution payments in accordance with the Operating Agreement. Certain of the Company's subsidiaries are subject to federal, state, local, or foreign corporate income taxes. The Company files income tax returns in the U.S. federal jurisdiction as well as various state and local jurisdictions and certain of the Company's subsidiaries file income tax returns in the United Kingdom.

        The Company applies the asset and liability method for deferred income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. Valuation allowances, if any, are recorded to reduce the deferred tax assets to an amount that is more likely than not to be realized.

        The Company reviews and evaluates tax positions in its major tax jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has recorded no reserves for uncertain tax positions at December 31, 2013 and 2014.

        Translation of Non-U.S. Currency Amounts—Assets and liabilities of non-U.S. subsidiaries that have a foreign currency as their functional currency are re-measured to U.S. dollars at year-end exchange rates and revenues and expenses are re-measured at average rates of exchange prevailing during the year. The resulting translation adjustments are recorded in accumulated other

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

comprehensive loss. Gains or losses resulting from foreign currency transactions are included in other (expense) income—net in the consolidated statements of income.

        Consolidation Considerations—ASC Topic 810, Consolidations, requires an entity to perform a qualitative analysis to determine whether its variable interests give it a controlling financial interest in a variable interest entity ("VIE"). Under the standard, an enterprise has a controlling financial interest when it has (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. An enterprise that holds a controlling financial interest is deemed to be the primary beneficiary and is required to consolidate the VIE.

        Certain of the Company's subsidiaries have Management Agreements with the respective Management Company, which causes these Company subsidiaries to be VIEs. The Company has assessed whether or not it is the primary beneficiary for these subsidiaries and has concluded that it is the primary beneficiary. Accordingly, the results of these subsidiaries have been consolidated.

        Certain of the Company's subsidiaries have variable interests in certain investment funds that are deemed voting interest entities. Due to substantive kick-out rights possessed by the limited partners of these funds, the Company does not consolidate the investment funds.

        From time to time, the Company enters into option agreements with wealth management businesses (the "Optionee"). In exchange for payment of an option premium, the option agreement allows the Company, at its sole discretion, to acquire the Optionee at a predetermined time and at a predetermined purchase price formula. If the Company chooses to exercise its option to acquire the Optionee, the acquisition and the corresponding Management Agreement would be executed in accordance with the Company's typical acquisition structure as discussed in Note 1. If the Company chooses not to exercise the option, the option premium would be recorded as a loss on investment in the consolidated statements of income in the period that the option expires. Option premiums paid by the Company of $0 and $3,000 are included in prepaid expenses and other assets in the consolidated balance sheets as of December 31, 2013 and 2014, respectively. The Company has determined that the respective option agreements with the Optionees qualify the Optionees as VIEs. The Company has determined that it is not the primary beneficiary of the Optionees and does not consolidate the results of the Optionees.

        Unit-Based Compensation Costs—Compensation cost for unit-based awards is measured based on the fair value of the unit-based awards determined by the Black-Scholes option pricing model on the date that the unit-based awards are issued or modified, and is adjusted for the estimated number of awards that are expected to be forfeited. The compensation cost is recognized on a straight-line basis over the requisite service period. Noncash compensation expense, associated with employees and non-employees, including principals in the management companies, is included in compensation and related expenses in the consolidated statements of income.

        Leases—The Company leases office space in various locations under noncancelable lease agreements. Many of these lease agreements provide for tenant improvement allowances, rent

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

increases, and/or rent-free periods. Rent expense is recognized on a straight-line basis commencing with the possession date of the property, which is typically the earlier of the lease commencement date or the date when the Company takes possession of the property.

        Other (Expense) Income—Net—Other (expense) income—net primarily consists of insurance proceeds and contractual settlements.

        Segment Reporting—Management has determined that the Company operates in one operating segment, as a wealth management focused organization, which is consistent with our structure and how we manage the business. The Company's acquired businesses have similar economic and business characteristics. The services provided are wealth management related and our businesses are subject to a similar regulatory framework. Furthermore, the Company's Chief Operating Decision Maker, which is the Company's Chief Executive Officer, monitors and reviews financial information at a consolidated level for assessing operating results and the allocation of resources.

        Recent Accounting Pronouncements—In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers." ASU No. 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective for the Company on January 1, 2018. Early application is permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU No. 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor determined the effect of this standard on its ongoing financial reporting.

        In June 2014, the FASB issued ASU No. 2014-12, "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period." ASU No. 2014-12 applies to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period to be treated as a performance condition. A reporting entity should apply existing guidance ASC Topic 718 Compensation—Stock Compensation as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. ASU No. 2014-12 is effective for the Company January 1, 2016. The Company is evaluating the effect that ASU No. 2014-12 will have on its consolidated financial statements and related disclosures. The Company has not yet determined the effect of this standard on its ongoing financial reporting.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In February 2015, the FASB issued ASU No. 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis". ASU No. 2015-02 modifies the analysis that companies must perform in order to determine whether a legal entity should be consolidated. ASU No. 2015-02 simplifies current consolidation rules by (a) reducing the number of consolidation models, (b) eliminating the risk that a reporting entity may have to consolidate a legal entity solely based on a fee arrangement with another legal entity, (c) placing more weight on the risk of loss in order to identify the party that has a controlling financial interest, (d) reducing the number of instances that related party guidance needs to be applied when determining the party that has a controlling financial interest, and changing rules for companies in certain industries that ordinarily employ limited partnership or VIE structures. ASU No. 2015-02 is effective for the Company January 1, 2016. Early adoption is permitted. The Company is evaluating the effect that ASU No. 2015-02 will have on its consolidated financial statements and related disclosures. The Company has not yet determined the effect of this standard on its ongoing financial reporting.

        In April 2015, the FASB issued ASU No. 2015-03, "Interest—Imputation of Interest (Subtopic 835-30)." ASU No. 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the corresponding debt liability. ASU No. 2015-03 is effective for the Company for interim and annual periods beginning January 1, 2016, with early adoption permitted, and is to be applied on a retrospective basis. The Company has not yet determined the effect of this standard on its ongoing financial reporting.

        Subsequent Events—The Company has conducted a review for and evaluated subsequent events from January 1, 2015 through October 29, 2015, the date the consolidated financial statements were available to be issued.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

3. ACQUISITIONS

Business Acquisitions

        The purchase price associated with business acquisitions and the allocation thereof during the years ended December 31, 2013 and 2014, is summarized as follows:

	2013	2014
Consideration:
Cash due at closing and option premium	$30,055	$20,482
Value of common units issued	8,035	6,947
Fair market value of estimated contingent consideration	3,241	4,191

Total consideration	$41,331	$31,620

Allocation of purchase price:
Current assets	$1,743	$140
Non-current assets	487	344
Current liabilities	(2,426)	(115)
Non-current liabilities	(44)	—
Customer relationships	19,340	12,820
Management contracts	3,370	3,020
Goodwill	18,603	15,372
Other intangibles	258	39

Total allocated consideration	$41,331	$31,620

        Management believes approximately $20,183 of tax goodwill and intangibles related to 2014 business acquisitions will be deductible for tax purposes. Additional tax goodwill may be deductible when estimated contingent consideration is earned and paid.

Asset Acquisitions

        The Company also separately purchases customer relationships and other intangible assets. These purchases are accounted for as asset acquisitions as they do not qualify as business acquisitions pursuant to ASC Topic 805, Business Combinations. Total purchase consideration for asset acquisitions during the year ended December 31, 2013 was $42 in cash. Total purchase consideration, inclusive of transaction costs, for asset acquisitions during the year ended December 31, 2014 was $21,269 consisting of $20,249 in cash and $1,020 in common unit consideration. Certain asset acquisitions include contingent consideration provisions. The Company records the contingent consideration as additional purchase consideration when the outcome of the contingency is determinable beyond a reasonable doubt. During the years ended December 31, 2013 and 2014, the Company recorded $50 and $1,370, respectively, of additional purchase price consideration related to asset acquisitions.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

3. ACQUISITIONS (Continued)

        Intangible assets acquired in asset acquisitions for the years ended December 31, 2013 and 2014 were as follows:

	2013	2014
Customer relationships	$42	$19,807
Management contracts	—	772
Other intangibles	—	690

Total	$42	$21,269

        The weighted-average useful life of intangibles acquired during the years ended December 31, 2013 and 2014 through business acquisitions and asset acquisitions are as follows:

(in years)	2013	2014
Management contracts	20	19
Customer relationships	10	8
Other intangibles	5	5
Weighted-average useful life of all intangibles acquired	11	9

        From January 1, 2015, to October 29, 2015, the Company completed wealth management business acquisitions and acquired customer relationships and other intangible assets for cash and option premium and restricted common unit consideration of $135,861, plus contingent consideration.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

        The following table summarizes the change in the goodwill balances for the years ended December 31, 2013 and 2014:

	2013	2014
Balance as of January 1,:
Goodwill	$163,272	$181,909
Cumulative impairment losses	(18,460)	(22,624)

	144,812	159,285

Acquired goodwill	18,603	15,372
Impairment of goodwill	(4,164)	—
Other	34	—

	14,473	15,372

Balance as of December 31,:
Goodwill	181,909	197,281
Cumulative impairment losses	(22,624)	(22,624)

	$159,285	$174,657

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

4. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

        During the year ended December 31, 2013, the Company recorded a goodwill impairment charge of $4,164 which is included in intangible amortization and impairments in the accompanying consolidated statements of income. There were no goodwill impairment charges recognized during the year ended December 31, 2014.

        The following table summarizes the amortizing acquired intangible assets at December 31, 2013:

	Gross Carry Amount	Accumulated Amortization	Net Book Value
Customer relationships	$225,591	$(111,055)	$114,536
Management contracts	45,153	(12,136)	33,017
Other intangibles	787	(250)	537

Total	$271,531	$(123,441)	$148,090

        The following table summarizes the amortizing acquired intangible assets at December 31, 2014:

	Gross Carry Amount	Accumulated Amortization	Net Book Value
Customer relationships	$256,165	$(134,398)	$121,767
Management contracts	48,574	(14,427)	34,147
Other intangibles	1,486	(433)	1,053

Total	$306,225	$(149,258)	$156,967

        Management contracts and other intangibles are amortized on a straight-line basis over their estimated useful lives ranging from 4 to 20 years. Customer relationships are amortized on a straight-line basis over their estimated useful lives of 4 to 10 years.

        Estimated amortization expense for each of the next five years is as follows:

Years Ending December 31	Amount
2015	$29,159
2016	26,675
2017	20,970
2018	16,769
2019	13,180

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

5. FIXED ASSETS

        Fixed assets consist of the following at December 31, 2013 and 2014:

	2013	2014
Computers, software development and equipment	$12,861	$15,001
Leasehold improvements	9,602	11,302
Furniture and fixtures	3,893	4,426

Subtotal	26,356	30,729
Less accumulated depreciation and amortization	(14,311)	(16,637)

Total	$12,045	$14,092

        The Company capitalizes certain software development costs. During the years ended December 31, 2013 and 2014, software development costs capitalized and amortization expense related to capitalized software development cost were as follows:

	2013	2014
Capitalized software development costs	$642	$659
Amortization of capitalized software development costs	514	482

        Depreciation and amortization expense related to fixed assets was $4,259 and $4,667, for the years ended December 31, 2013 and 2014, respectively.

6. FAIR VALUE MEASUREMENTS

        ASC Topic 820, Fair Value Measurements and Disclosures establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

        The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

        Level 1—Unadjusted price quotations in active markets for identical assets or liabilities.

        Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

        Level 3—Significant unobservable inputs that are not corroborated by market data.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

6. FAIR VALUE MEASUREMENTS (Continued)

        For business acquisitions, the Company recognizes the fair value of estimated contingent consideration at the acquisition date as part of purchase price. This fair value measurement is based on Level 3 inputs.

        The following table represents changes in the fair value of estimated contingent consideration for business acquisitions for the years ended December 31, 2013 and 2014:

	2013	2014
Balance at January 1,	$9,054	$11,912
Additions to estimated contingent consideration	3,241	4,191
Payments of contingent consideration	(1,622)	(4,353)
Non-cash changes in fair value of estimated contingent consideration	1,239	7,395

Balance at December 31,	$11,912	$19,145

        Estimated contingent consideration is included in other liabilities in the accompanying consolidated balance sheets.

        During the year ended December 31, 2013, the Company paid $1,488 in cash and issued $134 of restricted common units as contingent consideration associated with business acquisitions. During the year ended December 31, 2014, the Company paid $3,474 in cash and issued $879 of restricted common units as contingent consideration associated with business acquisitions.

        In determining fair value of the estimated contingent consideration, the acquired business's future performance is estimated using financial projections for the acquired businesses. These financial projections, as well as alternative scenarios of financial performance, are measured against the performance targets specified in each respective acquisition agreement. The fair value of the Company's estimated contingent consideration is established using the probability weighted-expected return method.

        The significant unobservable input used in the fair value measurement of the Company's estimated contingent consideration is the forecasted growth rates over the measurement period. Significant increases or decreases in the Company's forecasted growth rates over the measurement would result in a higher or lower fair value measurement.

        Inputs used in the fair value measurement of estimated contingent consideration at December 31, 2013 and 2014 are summarized below:

Quantitative Information About Level 3 Fair Value Measurements
Fair Value at December 31, 2013	Valuation Techniques	Unobservable Input	Range
$11,912	Probability weighted expected return model	Forecasted growth rates	(17.0)% - 43.5%

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

6. FAIR VALUE MEASUREMENTS (Continued)

Quantitative Information About Level 3 Fair Value Measurements
Fair Value at December 31, 2014	Valuation Techniques	Unobservable Input	Range
$19,145	Probability weighted expected return model	Forecasted growth rates	0.5% - 46.9%

        Non-financial assets measured at fair value on a nonrecurring basis at December 31, 2013 consists of goodwill relating to certain reporting units. Such measurement was based on level three inputs (see Note 4). There were no non-financial assets measured at fair value on a nonrecurring basis at December 31, 2014.

7. CREDIT FACILITY

        In December 2013, the Company amended and restated its credit facility to increase availability under the facility to $550,000 consisting of term and revolving loans, inclusive of an accordion feature of $150,000 (the "Credit Facility"). The Credit Facility has a December 2018 maturity date.

        The Company's obligations under the Credit Facility are collateralized by the majority of the Company's assets. Up to $20,000 of the Credit Facility is available for the issuance of letters of credit, subject to certain limitations. The Credit Facility contains various customary covenants, including, but not limited to: (i) incurring additional indebtedness or guarantees, (ii) creating liens or other encumbrances on property or granting negative pledges, (iii) entering into a merger or similar transaction, (iv) selling or transferring certain property and (v) declaring dividends or making other restricted payments. In addition to the foregoing, the Credit Facility contains financial covenants, which include a minimum consolidated fixed charge coverage ratio, a maximum consolidated total leverage ratio and a maximum consolidated secured leverage ratio. At December 31, 2014, the Company was in compliance with all covenants.

        Borrowings under the Credit Facility bear interest, at the Company's election, at the lender's base rate (as defined in the Credit Facility) plus a margin of 0.75% to 1.50% or the London InterBank Offered Rate (LIBOR) plus a margin of 2.25% to 3.25% depending on the Company's consolidated total leverage ratio.

        The Credit Facility also includes unused commitment fees of 0.25% to 0.50%, depending on the Company's consolidated total leverage ratio. As of December 31, 2014, the available unused commitment line was $203,310.

        The Credit Facility requires quarterly term loan installment repayments of $1,250, which commenced in 2014 and continues through 2018, with the balance of the Credit Facility due in December 2018.

        At December 31, 2013 and 2014, outstanding borrowings were $199,000 and $193,500, respectively. Weighted-average interest rates were approximately 4% for each of the years ended December 31, 2013 and 2014, respectively.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

7. CREDIT FACILITY (Continued)

        As of December 31, 2013 and 2014, the Company was contingently obligated for letters of credit in the amount of $690, bearing interest at an annual rate of approximately 3%.

        For the year ended December 31, 2013, total interest expense and noncash interest expense associated with debt financing costs totaled $7,215 and $1,262, respectively. For the year ended December 31, 2014, total interest expense and noncash interest expense associated with debt financing costs totaled $6,937 and $1,587, respectively.

        During the years ended December 31, 2013 and 2014, the Company had various other interest expense items associated with indebtedness, which amounted to $82 and $57, respectively. During the years ended December 31, 2013 and 2014, the Company recognized other noncash interest of $5 and $12, respectively.

        In April and June 2015, the Company amended and restated the Credit Facility to increase availability under the facility to $1,000,000 consisting of term and revolving loans, inclusive of an accordion feature of $350,000, and to extend the maturity date to June 2020.

8. PREFERRED UNITS AND MEMBERS' DEFICIT

Preferred Units

        2006 and 2009 Preferred Units—In January 2006, the Company issued 12,320,000 preferred units at $1.42 per unit primarily to affiliated investors (the "2006 Preferred Units") and in November 2009, the Company issued 6,772,977 preferred units at approximately $5.54 per unit to new and existing investors (the "2009 Preferred Units"). The holders of the 2006 and 2009 Preferred Units were entitled to receive a preferred return. During the year ended December 31, 2013, the cumulative preferred return on the 2006 Preferred Units and 2009 Preferred Units was paid and the units were recapitalized as discussed below.

        Senior and Junior Preferred Units—Pursuant to a series of transactions and a tender offer, in October 2013, a new investor acquired 19,636,364 of the Company's Senior Preferred Units ("Senior Preferred Units") at price of $11 per unit for $216,000 (the "Funds"). The Funds were raised solely to create cash liquidity for existing preferred, common and incentive unitholders (the "Unitholders"). Of the Senior Preferred Units acquired by the new investor, 13,759,271 consisted of Senior Preferred Units issued by the Company and 5,877,093 consisted of interests in Senior Preferred Units that were acquired by the new investor from certain of the Company's existing preferred unitholders. The new investor acquired the interests in the Senior Preferred Units from the Company's existing preferred unitholders for $62,643, withheld $2,500 of transaction expenses and remitted net funds of $150,857 to the Company, which the Company used to provide liquidity to other existing Unitholders. Transaction costs of $9,284, inclusive of the $2,500 withheld by the new investor, were borne by the selling Unitholders through a reduction in the proceeds the Unitholders received.

        In connection with the issuance of the Senior Preferred Units to the new investor (a) $12,500 of the face amount of the 2009 Preferred Units and the cumulative accrued preferred return through June 30, 2013 on all outstanding 2006 Preferred Units and 2009 Preferred Units of $30,816, aggregating to $43,316, was converted into 3,937,800 Senior Preferred Units at a unit price of $11.00, and (b) the

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

8. PREFERRED UNITS AND MEMBERS' DEFICIT (Continued)

Company's existing 2006 Preferred Units and 2009 Preferred Units were recapitalized into 4,000,720 Senior Preferred Units and 15,092,257 Junior Preferred Units ("Junior Preferred Units").

        In connection with the tender offer, the Company purchased and subsequently retired; 2,061,427 Senior Preferred Units, 4,591,126 Junior Preferred Units, 6,733,763 common units, and 834,063 incentive units. The price paid by the Company was $11 per unit reduced by an allocation of transaction costs, if applicable, and the applicable hurdle rate with respect to incentive units.

        The Senior Preferred Units and Junior Preferred Units were recorded at their respective fair values on the date the transactions were consummated of $237,600 and $123,913, respectively. The fair value of the Senior Preferred Units on the date of issuance was in excess of the Funds resulting in a $16,419 discount on issuance.

        The terms of the Senior Preferred Units and Junior Preferred Units are as follows:

        Preferred Return—The holders of the Senior Preferred Units and Junior Preferred Units are entitled to receive a preferred return, compounded annually at the rate of 5%. The preferred return accrues and is payable when and if declared by the Company's board of managers. As of December 31, 2014, the cumulative unpaid preferred return on the Senior Preferred Units and Junior Preferred Units was $13,565 and $1,468, respectively.

        Conversion—The Senior Preferred Units and Junior Preferred Units can be converted upon the consummation of an initial public offering, pursuant to the terms in the Operating Agreement. Each outstanding Senior Preferred Unit and Junior Preferred Unit would automatically convert into one common unit or one share of common stock depending on the structure of the initial public offering, subject to certain adjustments as described in the Operating Agreement.

        Liquidation—In the event of any liquidation or dissolution of the Company, the holders of Senior Preferred Units and Junior Preferred Units are entitled to be paid out of the assets available for distribution, in preference to any payment to the holders of common units and incentive units.

        Liquidating distributions are to be made in the following order: (1) pro rata to the holders of Senior Preferred Units with respect to the undistributed preferred unit return, (2) pro rata to the holders of Senior Preferred Units with respect to the unreturned capital contribution, (3) pro rata and pari passu to the holders of Junior Preferred Units with respect to the undistributed preferred unit return, (4) pro rata and pari passu to the holders of Junior Preferred Units with respect to the unreturned capital contribution, (5) to the holders of common units and incentive units in proportion to their percentage interest, except that the incentive unitholders would be subject to certain hurdle amounts as described in the Company's Operating Agreement.

        If the amounts to be distributed to the holders of Senior Preferred Units and Junior Preferred Units holders are less than the amount that would otherwise be distributed pursuant to clauses (1) and (3) above, as applicable, plus the amount contemplated in (5) above, treating the preferred units as common units, then the preferred unitholders would instead receive the amounts contemplated by clauses (1) and (3), as applicable, plus the amount contemplated by clause (5), treating the preferred units as common units.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

8. PREFERRED UNITS AND MEMBERS' DEFICIT (Continued)

        Voting—The holders of Senior Preferred Units and Junior Preferred Units are entitled to one vote for each unit held for corporate matters.

        Redemption—The Senior Preferred Units and Junior Preferred Units are redeemable, at the option of the holder, upon the earlier of a change in control (as defined in the Operating Agreement) or June 2019. In June 2015, the June 2019 redemption date was modified to December 2020. The units are redeemable at the greater of the unreturned capital contribution of the units plus their unpaid 5% preferred return or the fair market value of the Senior Preferred Units and Junior Preferred Units at the redemption date. The redemption price is payable in cash.

        As a result of the Senior Preferred Units and Junior Preferred Units redemption features, the fair value of these preferred units has been classified outside of members' deficit. Currently, the circumstances necessary for these preferred units to be redeemable are not probable and, therefore, the preferred units have not been reclassified as either a liability or a component of members' deficit.

        Preferred Units Embedded Derivative—The Company has determined that the conversion features in the Company's Senior Preferred Units and Junior Preferred Units meet the definition of an embedded derivative in accordance with ASC Topic 815, Derivatives and Hedging. The conversion features require that these instruments be bifurcated such that the embedded conversion option is separated from the host contract and accounted for as a derivative liability. At December 31, 2013 and 2014, the fair value of the embedded derivatives for the Company's Senior Preferred Units and Junior Preferred Units was determined to be $0.

        The Company is accreting the $16,419 Senior Preferred Units discount and an amount necessary to adjust the recorded balance of the Senior Preferred Units and Junior Preferred Units to an amount equal to the estimated redemption value of the Senior Preferred Units and Junior Preferred Units at the estimated redemption date using the effective interest method. At December 31, 2014, the estimated redemption value of the Senior Preferred Units and Junior Preferred Units were $280,800 and $146,443, respectively. Any changes in the redemption values of the Senior Preferred Units and the Junior Preferred Units are recorded as changes in estimates when they occur.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

8. PREFERRED UNITS AND MEMBERS' DEFICIT (Continued)

        The preferred unit activity for the years ended December 31, 2013 and 2014, for the Senior Preferred Units and Junior Preferred Units is summarized as follows:

	Senior Preferred Units	Junior Preferred Units
Balance—January 1, 2013	$—	$—
Issuance of Senior Preferred Units, redemption and recapitalization of units	237,600	123,913
Discount on Senior Preferred Units	(16,419)
Accretion of preferred unit return	2,633	285
Accretion of Senior Preferred Units to estimated redemption value	805	—

Balance—December 31, 2013	224,619	124,198
Accretion of preferred unit return	10,932	1,183
Accretion of Senior Preferred Units to estimated redemption value	6,552	—
Accretion of Junior Preferred Units to estimated redemption value	—	2,090

Balance—December 31, 2014	$242,103	$127,471

        Authorization—The Company's Operating Agreement provides for the issuance of preferred units, of which 19,636,364 are designated as Senior Preferred Units, and 10,501,131 are designated as Junior Preferred Units. The Operating Agreement also allows for the issuance of an unlimited number of common and incentive units.

        Common and Incentive Units—The common unitholders are entitled to distributions from legally available funds, when and if declared by the board of managers, subject to the preferential rights of holders of the Senior Preferred Units and Junior Preferred Units. For certain corporate matters, common unitholders are entitled to one vote per common unit.

Restricted Common Units

        Certain common units are subject to performance based or time based vesting criteria. During the year ended December 31, 2013, the Company modified and vested certain performance based awards resulting in noncash compensation expense of $979. There were no such modifications to performance based awards during the year ended December 31, 2014. The Company has not recorded noncash compensation expense for certain unvested performance-based common units as the vesting criteria have been determined to be not probable at December 31, 2014. During the year ended December 31, 2014, the Company recorded $541 of noncash compensation expense for certain common units that met performance or time based vesting criteria.

        The Company's common unit price is determined based on third-party transactions and third-party valuation reports.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

8. PREFERRED UNITS AND MEMBERS' DEFICIT (Continued)

        The following table provides information relating to the status of, and changes in, restricted common units during the years ended December 31, 2013 and 2014:

	Restricted Common Units	Weighted Average Grant Date Fair Value
Unvested units—January 1, 2013	365,051	$0.82
Vested	(88,990)	0.56

Unvested units—December 31, 2013	276,061	0.91
Granted	920,000	12.00
Vested	(22,729)	11.00

Unvested units—December 31, 2014	1,173,332	9.41

        In October 2015, the Company modified and vested 253,332 restricted common units that were performance based awards, which will result in a charge to non-cash compensation of $4,307.

Incentive Units

        The Company provides for the granting of incentive units. Grants are designed as profits interests, which would entitle a holder to receive distributions in excess of a specific hurdle amount, subject to the provisions of the Company's Operating Agreement. The hurdle amount is set at the time of grant and typically represents the fair value of a common unit on the date of grant. Incentive unit vesting provisions are primarily time based.

        The Company uses the Black-Scholes option-pricing model to determine the fair value of incentive units. The determination of the fair value using the Black-Scholes option-pricing model is affected by the Company's estimated common unit price, as well as by assumptions regarding a number of complex and subjective variables. These variables include the Company's expected unit price volatility over the term of the incentive unit, expected term, risk-free interest rates and expected dividend yield.

        The estimated grant-date fair values of the 2013 and 2014 incentive unit grants were calculated based on the following weighted-average assumptions:

	2013	2014
Expected term	4.3 years	4.9 years
Expected unit price volatility	39%	38%
Risk-free interest rate	1.11%	1.59%
Expected dividend yield	—%	—%

        The weighted-average per unit grant date fair value of incentive units granted during the years ended December 31, 2013 and 2014 was $3.61 and $4.31, respectively.

        Additionally, the Company estimates forfeitures at the time of the unit grant and revises those estimates in subsequent periods if actual forfeitures differ materially from those estimates. The

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

8. PREFERRED UNITS AND MEMBERS' DEFICIT (Continued)

Company uses historical data to estimate unit forfeitures and records noncash compensation expense only for those awards that are expected to vest.

        Employees—During the years ended December 31, 2013 and 2014, a total of 956,760 and 3,297,213 incentive units were granted to employees, respectively. During the years ended December 31, 2013 and 2014, 137,113 and 476,885 incentive units were forfeited by employees, respectively.

        Nonemployees—Noncash compensation expense related to incentive units granted to nonemployees is recognized as the incentive units are earned. The Company has determined that the fair value of the incentive units granted is more reliably measurable than the fair value of the services received. The fair value of the incentive units is calculated using the Black-Scholes option-pricing model. During the years ended December 31, 2013 and 2014, the Company granted 34,136 and 306,107 incentive units, respectively, to nonemployees. During the years ended December 31, 2013 and 2014, no incentive units were forfeited by nonemployees.

        The Company has recorded $2,163 and $3,592 of noncash compensation expense for employee and nonemployee incentive units during the years ended December 31, 2013 and 2014, respectively. Total unrecognized compensation expense related to unvested incentive units at December 31, 2014, was $17,068 and is expected to be recognized over a weighted-average period of 3.5 years.

        During the years ended December 31, 2013 and 2014, the Company had other noncash compensation expenses, which amount to $135 and $186, respectively.

        The following table provides information relating to the status of, and changes in, incentive units granted during the years ended December 31, 2013 and 2014:

	Incentive Units	Weighted Average Hurdle Price
Outstanding—January 1, 2013	9,156,902	$7.83
Granted	990,896	10.98
Units tendered	(834,063)	6.08
Other units redeemed	(13,284)	5.98
Forfeited	(137,113)	9.00

Outstanding—December 31, 2013	9,163,338	8.32

Vested—December 31, 2013	6,776,984	7.80

Outstanding—January 1, 2014	9,163,338	8.32
Granted	3,603,320	12.07
Forfeited	(476,885)	10.26

Outstanding—December 31, 2014	12,289,773	9.34
Vested—December 31, 2014	7,556,450	7.98

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

8. PREFERRED UNITS AND MEMBERS' DEFICIT (Continued)

        Incentive units outstanding and vested at December 31, 2014 were as follows:

Hurdle Rates	Number Outstanding	Vested Incentive Units
$1.42	624,750	624,750
5.00	119,920	119,920
5.50	248,221	248,221
6.00	139,250	139,250
7.00	1,765,142	1,765,142
8.00	83,333	83,333
9.00	4,336,222	3,596,368
11.00	2,527,775	871,306
12.00	772,500	12,500
13.00	1,587,500	10,500
16.00	85,160	85,160

	12,289,773	7,556,450

        April 2015 Redemption and Tender Offer—In April 2015, the Company commenced a redemption of and a tender offer for outstanding preferred units, common units and incentive units to simplify its capital structure and provide liquidity to its unitholders (the "Redemption"). The Redemption closed in May 2015. The total amount paid by the Company in connection with the Redemption was $59,180.

9. INCOME TAXES

        The following represents the U.S. and foreign components of income (loss) before income tax:

	2013	2014
Income (loss) before income tax:
United States	$12,850	$12,494
United Kingdom	(3,198)	(286)

Total income before income tax	$9,652	$12,208

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

9. INCOME TAXES (Continued)

        The following represents the U.S. and foreign components of income tax expense:

	2013	2014
Current provision (benefit):
Federal	$389	$69
State and local	167	121
Foreign	325	(166)

Subtotal	881	24

Deferred provision (benefit):
Federal	129	106
State and local	(31)	100
Foreign	(4)	(18)

Subtotal	94	188

Total income tax expense	$975	$212

        At December 31, 2013 and 2014, tax effects of book/tax temporary differences give rise to deferred tax assets as follows:

	2013	2014
Deferred tax assets:
Net operating loss carryforwards	$775	$860
Goodwill and intangible amortization	382	303
Accrued expenses and other	311	262

Gross deferred tax assets	1,468	1,425
Valuation allowance	(1,043)	(1,172)

Deferred tax assets	425	253

Deferred tax liability:
Depreciation and amortization	(129)	(145)

Gross deferred tax liability	(129)	(145)

Net deferred tax assets	$296	$108

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

9. INCOME TAXES (Continued)

        A reconciliation of the differences between the effective tax rate and the federal statutory tax rate for the years ended December 31, 2013 and 2014 is as follows:

	2013	2014
Federal statutory tax rate	35.0%	35.0%
Income passed through to individual members	(42.2)	(39.3)
Foreign income taxes	3.3	(1.5)
Non-deductible expenses	5.8	4.6
Valuation allowance	9.3	1.1
State and local income taxes, net of federal tax benefit	0.9	1.2
Other	(2.0)	0.6

Effective income tax rate	10.1%	1.7%

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Due to the uncertainty regarding the Company's ability to utilize certain deferred tax assets in the future, the Company provided a valuation allowance of $1,043 and $1,172 at December 31, 2013 and 2014, respectively, against certain of its deferred tax assets, which more than likely will not be realized.

        The Company files tax returns in U.S. federal, local and state jurisdictions and certain of the Company's subsidiaries file income tax returns in the United Kingdom. The Company is no longer subject to income tax examinations for years prior to 2011. In addition, open tax years related to local, state and foreign jurisdictions remain subject to examination, but are not considered material to the Company's consolidated financial position, results of operations or cash flows. The Company is not aware of any tax position for which it is reasonably possible that the total amount of unrecognized benefits will change materially in the next 12 months.

10. COMMITMENTS AND CONTINGENCIES

        Office Facilities—The Company rents office space under operating leases with various expiration dates. Future minimum lease commitments under these operating leases as of December 31, 2014 were as follows:

Years Ending December 31	Amount
2015	$12,183
2016	11,526
2017	10,340
2018	9,384
2019	7,872
2020 and thereafter	19,034

Total minimum lease payments	$70,339

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

10. COMMITMENTS AND CONTINGENCIES (Continued)

        Total future minimum obligations have not been reduced for future minimum subtenant rentals of $1,704 under certain operating subleases.

        Rent expense for the years ended December 31, 2013 and 2014 was approximately $9,279 and $9,697, respectively.

        Credit Risk—The Company's broker-dealer subsidiaries clear all transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company's broker-dealer subsidiaries and their clearing brokers, the clearing brokers have the right to charge the Company's broker-dealer subsidiaries for losses that result from a counterparty's failure to fulfill its contractual obligations. This right applies to all trades executed through its clearing brokers, and therefore, the Company believes there is no maximum amount assignable to the right of the clearing brokers. Accordingly, at December 31, 2013 and 2014, the Company had recorded no liabilities in connection with this right.

        In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and counterparties with which they conduct business.

        The Company is exposed to credit risk for accounts receivable from clients. Such credit risk is limited to the amount of accounts receivable. The Company is also exposed to credit risk for changes in the benchmark interest rate (LIBOR or base rate) in connection with its Credit Facility.

        The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institution. At December 31, 2013 and 2014, a significant portion of cash and cash equivalents were held at a single institution.

        Contingent Consideration Arrangements—As discussed in Note 2, contingent consideration is payable in the form of cash and/or Company common units. Since the contingent consideration to be paid is based on the growth of forecasted financial performance levels over a number of years, the Company cannot calculate the maximum contingent consideration that may be payable under these arrangements.

        Legal and Regulatory Matters—In the ordinary course of business, the Company is involved in lawsuits and other claims. The Company has insurance to cover certain losses that arise in such matters; however, this insurance may not be sufficient to cover these losses. Management, after consultation with legal counsel, currently does not anticipate that the aggregate liability, if any, arising out of any existing legal matters will have a material effect on the Company's consolidated financial position, results of operations or cash flows.

        From time to time, the Company's subsidiaries receive requests for information from governmental authorities regarding business activities. The Company has cooperated and will continue to cooperate fully with all governmental agencies. The Company continues to believe that the resolution of any governmental inquiry will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

10. COMMITMENTS AND CONTINGENCIES (Continued)

        Indemnifications—In the ordinary course of business, the Company enters into contracts pursuant to which it may agree to indemnify third parties in certain circumstances. The terms of these indemnities vary from contract to contract and the amount of indemnification liability, if any, cannot be determined.

        Management believes that the likelihood of any liability arising under these indemnification provisions is remote. Management cannot estimate any potential maximum exposure due to both the remoteness of any potential claims and the fact that items that would be included within any such calculated claim would be beyond the control of the Company. Consequently, no liability has been recorded on the consolidated balance sheets.

        Succession Program—The Company has a succession program to provide wealth management firms a succession planning solution for their businesses. Pursuant to the program, the wealth management firm enters into an agreement with one of the Company's subsidiaries that provides the firm the ability (subject to certain terms and conditions) to sell substantially all of its assets to the Company's subsidiary at a future date for an acquisition price based on a predetermined formula.

11. EMPLOYEE BENEFIT PLANS

        The Company and its subsidiaries have defined contribution retirement plans, including 401(k) and profit-sharing plans covering eligible employees. During the years ended December 31, 2013 and 2014, the amounts recorded in expense relating to these plans were $2,224 and $2,499, respectively, and are included in compensation and related expenses on the consolidated statements of income.

12. NET CAPITAL REQUIREMENTS

        Certain of the Company's regulated subsidiaries in the United States and United Kingdom are subject to minimum net capital requirements. As of December 31, 2014, all regulated subsidiaries subject to minimum net capital requirements individually had net capital in excess of minimum net capital requirements. As of December 31, 2014, these subsidiaries had aggregate net capital of $4,386, which was $3,304 in excess of aggregate minimum net capital requirements of $1,082.

FOCUS FINANCIAL PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In thousands, except share data)

13. CASH FLOW INFORMATION

	2013	2014
Supplemental disclosures of cash flow information—cash paid during the year for:
Interest	$7,382	$6,869

Income taxes	$1,693	$1,322

Supplemental non-cash cash flow information:
Fair market value of estimated contingent consideration in connection with acquisitions	$3,241	$4,191

Fair market value of restricted common units in connection with acquisitions and contingent consideration	$8,169	$9,147

Accretion of senior preferred units return	$2,633	$10,932

Accretion of senior preferred units to estimated redemption value	$805	$6,552

Accretion of junior preferred units return	$285	$1,183

Accretion of junior preferred units to estimated redemption value	$—	$2,090

Net assets (liabilities) acquired in connection with business acquisitions	$(240)	$369

Accretion of preferred units return	$1,812	$—

Accretion of preferred units issuance costs	$2	$—

Accretion of preferred units to estimated redemption value	$7,277	$—

Accretion of participating preferred units return	$4,266	$—

Accretion of participating preferred units issuance costs	$32	$—

Accretion of participating preferred units to estimated redemption value	$5,415	$—

Other	$(498)	$(879)

14. RELATED PARTIES

        The Company reimburses the Company's Chief Executive Officer for certain costs and third-party payments associated with the use of his personal aircraft for Company-related business travel. The Company also pays pilot fees for such business travel flights. During the years ended December 31, 2013 and 2014, the Company recognized expenses of $106 and $581, respectively, related to these reimbursements.

GLOSSARY

        The following terms are used throughout this prospectus:

        Appropriate Conversion Number.    A number of common units equal to (i) the number of such incentive units times the initial public offering price per share of Class A common stock, minus the aggregate hurdle amount of such incentive units, divided by (ii) the initial public offering price per share of Class A common stock.

        Blockers.    Direct or indirect owners of preferred units that are treated as corporations for U.S. federal income tax purposes.

        Commission-based.    Commission-based revenue is derived from commissions paid by clients or payments from third parties for sales of investment or insurance products.

        Common Unit Price.    The initial public offering price per share of Class A common stock, less the underwriting discount.

        Continuing Owners.    Existing owners who will hold common units or incentive units in Focus LLC after the reorganization transactions, including common units converted from preferred units.

        Dually Registered Firm.    A dually registered firm is an advisor that can act either in a fiduciary-based advisory capacity or a suitability-based broker capacity.

        Exchanging Owners.    The term we use to refer to mandatorily exchanging owners and optionally exchanging owners together.

        Existing Owners.    The owners of the existing equity interests in Focus LLC, which primarily include affiliates of our private equity investors, members of management, current and former principals and current and former employees of us and our partner firms.

        Fee-based.    Fee-based services are those for which a partner firm primarily charges a fee directly to the client for wealth management services or recordkeeping and administration services rather than being primarily compensated through commissions from third parties for recommending financial products.

        Fiduciary Duty.    A fiduciary duty is a legal duty to act in another party's interests, with utmost good faith, to make full and fair disclosure of all material facts and to exercise all reasonable care to avoid misleading clients.

        High Net Worth.    High net worth individuals are generally defined in the financial industry as those with liquid financial assets, excluding primary residence, in excess of $1 million.

        Lift Out.    The circumstance when a group of wealth management professionals, already working as a team, seeks to leave their current employer and join another employer or start their own RIA firm.

        Mandatorily Exchanging Owners.    Existing owners who are accredited investors and hold fewer than            common units and incentive units in the aggregate.

        Open Architecture.    An investment platform that grants clients access to a wide range of investment funds and products offered by third parties. By contrast, a closed architecture is an investment platform that grants clients access only to proprietary investment funds and products.

        Optionally Exchanging Owners.    Existing owners who are accredited investors, hold            or more common units and incentive units in the aggregate and elect to exchange all or a portion of their remaining common units and incentive units on the same terms as mandatorily exchanging owners.

A-1

        Partnership.    The term we use to refer to our business and relationship with our partner firms. It is not intended to describe a particular form of legal entity or a legal relationship.

        Partner Firm.    The term we use to refer to our consolidated subsidiaries engaged in wealth management and related services, the businesses of which are typically managed by the principals.

        Principals.    The term we use to refer to the wealth management professionals who manage the businesses of our partner firms pursuant to the relevant management agreement.

        Private Equity Investors.    The term we use to refer to Summit Partners, L.P., Polaris Partners and Centerbridge Partners,  L.P.

        Recurring Fees.    Fees for services charged to a client on a regular ongoing basis so long as such services are provided.

        Registered Investment Advisor or RIA.    A firm that is registered with the SEC pursuant to the Advisers Act.

        Unblocked Holders.    Owners of preferred units, other than blockers.

        Wealth Management.    Comprehensive professional services that combine investment advice, financial and tax planning, consulting, tax return preparation, family office services and other services that help clients achieve their objectives regarding accumulation, preservation and distribution of long-term wealth.

        Wirehouse.    Brokerage firm that provides a full range of investment, research, trading and wealth management services to clients. The term originated prior to the advent of modern wireless communications, when brokerage firms were connected to their branches primarily through telephone and telegraph wires.

A-2

        Through and including                        , 2015, (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

            Shares

Focus Financial Partners Inc.

Class A Common Stock

P R E L I M I N A R Y    P R O S P E C T U S

BofA Merrill Lynch

Goldman, Sachs & Co.

BMO Capital Markets

SunTrust Robinson Humphrey

                        , 2015

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the Class A common stock offered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates. The selling shareholders will not bear any portion of such expenses.

SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be provided by amendment

Item 14.    Indemnification of Directors and Officers

        Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

        Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except liability:

  •
  for any breach of the director's duty of loyalty to our company or our shareholders;

  •
  for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

  •
  under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

        In addition, we have entered into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

        We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, which may be incurred by them in their capacity as such.

        The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters against certain liabilities arising under the Securities Act or otherwise in connection with this offering.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities

        On October 5, 2015, the registrant issued 10 shares of its Class A common stock, par value $0.01 per share, to Mr. Adolf in exchange for $100. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

Item 16.    Exhibits and Financial Statement Schedules

        (a)   See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated by reference herein.

        (b)   Financial Statement Schedules. Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                        , 2015.

FOCUS FINANCIAL PARTNERS INC.
By:
	Name:	Ruediger Adolf
	Title:	Chief Executive Officer

        Each person whose signature appears below appoints Ruediger Adolf and James Shanahan, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities on                        , 2015.

Signature	Title

Ruediger Adolf	Chief Executive Officer and Chairman (Principal Executive Officer)
James Shanahan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement

3.1	*	Form of Amended and Restated Certificate of Incorporation of Focus Financial Partners Inc.

3.2	*	Form of Amended and Restated Bylaws of Focus Financial Partners Inc.

4.1	*	Form of Registration Rights Agreement

5.1	*	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

10.1	*	Form of Fourth Amended and Restated Operating Agreement of Focus Financial Partners, LLC

10.2	*	Form of Tax Receivable Agreement

10.3	*	Form of Nomination Agreement

10.4	*†	Form of Focus Financial Partners Inc. 2015 Omnibus Incentive Plan

10.5	*	Amended and Restated Revolving Credit and Term Loan Agreement dated as of December 10, 2013 among Focus Financial Partners, LLC and certain subsidiaries, and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and the other lenders party thereto

10.6	*	Amendment No. 1 and Waiver to Amended and Restated Revolving Credit and Term Loan Agreement, dated as of April 24, 2015 by and among Focus Financial Partners, LLC and the Lenders party thereto, and Bank of America, N.A., as administrative agent for the Lenders, and as a Lender, L/C Issuer, and Swing Line Lender

10.7	*	Amendment No. 2 to Amended and Restated Revolving Credit and Term Loan Agreement, dated as of June 4, 2015 by and among Focus Financial Partners, LLC and the Lenders party thereto, and Bank of America, N.A., as administrative agent for the Lenders, and as a Lender, L/C Issuer, and Swing Line Lender

10.8	*†	Form of Employment Agreement between Ruediger Adolf and Focus Financial Partners, LLC

10.9	*†	Form of Employment Agreement between Rajini Sundar Kodialam and Focus Financial Partners, LLC

10.10	*†	Form of Employment Agreement between James Shanahan and Focus Financial Partners, LLC

10.11	*†	Form of Incentive Unit Certificate pursuant to the Focus Financial Partners, LLC Operating Agreement dated as of November 6, 2009, as amended

10.12	*†	Form of Common Unit Certificate pursuant to the Focus Financial Partners, LLC Operating Agreement dated as of November 6, 2009, as amended

21.1	*	List of Subsidiaries of Focus Financial Partners Inc.

23.1	*	Consent of Deloitte & Touche LLP

23.2	*	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

23.3		Consent of Cerulli Associates, Inc.

23.4		Consent of IBISWorld Inc.

Exhibit Number		Description

24.1	*	Power of Attorney (included on the signature page of this Registration Statement)
99.1	*	Consent of Director Nominee, William I. Campbell

99.2	*	Consent of Director Nominee, Christopher J. Dean

99.3	*	Consent of Director Nominee, Lawrence G. Graev

99.4	*	Consent of Director Nominee, Matthew S. Kabaker

99.5	*	Consent of Director Nominee, Lawrence S. Kanarek

99.6	*	Consent of Director Nominee, Rajini Sundar Kodialam

99.7	*	Consent of Director Nominee, Daniel C. Sontag

*
To be filed by amendment.

†
Compensatory plan or arrangement.